Form 10KSB, Exhibit 13
period 1999-12-31
EAGLE BANCORP INC
filed 2000-03-29
CIK 1050441

EXHIBIT 13

                          Annual Report to Shareholders
                      for the Year Ended December 31, 1999

To Our Stockholders,


We are happy to report that we closed the old millennium on a high note, having reached total assets at year-end in excess of $113,000,000 - an extraordinary milestone for any bank's first full year of operation. by year-end we also added a fourth office. Although we sustained an operating loss for the year, we are now profitable on a month-to-month basis.

Our growth is due in large part to our skilled staff, our pro-active directors and to many of you who have done and continue to do business with us.

In recognition of the patience and loyalty of our stockholders during these organizational and start-up times, we declared a 25% stock dividend that was payable March 31, 2000.

Our stock is now trading on the NASDAQ exchange under the symbol EGBN. If you can't visit us in person, you can reach us at our website, eaglebankmd.com.

Despite intense competition from banks and financial institutions and the ever expanding technological innovations including internet banking, we enter the new millennium confident of our ability to compete effectively and to offer our customers sate-of-the-art banking on all levels. In addition to the standard consumer and commercial loans, we have expanded our mortgage lines to include a full array of home equity products, construction/permanent loans and commercial real estate financing. As of mid-year, we anticipate being able to provide our customers with online banking and bill paying. However, none of these expanded services and products will be at the expense of the same friendly, personal and responsive service that is at the heart of the EagleBank experience.

We look forward to meeting you at the annual meeting an May 24, or anytime at your convenience at the Bank.





Leonard L. Abel                             Ronald D. Paul                                   H.L. Ward
Chairman, Eagle                             President and CEO Eagle Bancorp, Inc.            President and
Bancorp, Inc.                               Chairman EagleBank                               CEO Eagle Bank



EAGLE BANCORP, INC. - 1999



SUMMARY OF FINANCIAL INFORMATION
(In Thousands)


Summary information is presented for the years 1999 and 1998. The Company was a development stage company from October 28, 1997 to June 22, 1998. Management believes that a presentation of comparative information for the two months of 1997 during which the Company was in existence would not provide a meaningful comparison or material information regarding the Company's operations.


RESULTS OF OPERATIONS                      1999                      1998
                                           ----                      ----
Interest income                           $5,170                   $1,011
Interest expense                           2,022                      277
Net interest income                        3,148                      734
Provision for credit losses                  424                      164
Noninterest income                           216                       23
Noninterest expense                        3,791                    1,992
Net loss                                    (851)                  (1,399)
Basic loss per share                       (0.41)                   (1.29)

FINANCIAL CONDITION (DECEMBER 31)

Total Assets                           $113,218                  $52,039
Net loans                                63,276                   19,984
Total deposits                           90,991                   34,631
Total equity                             13,675                   14,949


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS

     This discussion and analysis provides an overview of the financial condition and results of operations of Eagle Bancorp, Inc. (Company) and EagleBank (Bank) for the years 1999 and 1998.

     The Company was formed on October 28, 1997. In general, comparative discussion of the results of operations for the year ended December 31, 1997 is not provided, as the Company had no operations other than organizational activity in 1997, and as such, comparisons do not provide accurate or meaningful information regarding the Company's financial position or results of operations.

     This discussion contains forward looking statements within the meaning of the Securities Exchange Act of 1934, as amended, including statements of goals, intentions, and expectations as to future trends, plans, events or results of Company operations and policies and regarding general economic conditions. These statements are based upon current and anticipated economic conditions, nationally and in the Company's market, interest rates and interest rate policy, competitive factors and other conditions which, by their nature, are not susceptible to accurate forecast, and are subject to significant uncertainty. Because of there uncertainties and the assumptions on which this discussion and the forward looking statements are based, actual future operations and results in the future may differ materially from those indicated herein. Readers are cautioned against placing undue reliance on any such forward looking statements. The Company does not undertake to update any forward looking statements to reflect occurrences or events which may not have been anticipated as of the date of such statements.

     It is intended that this discussion and analysis help the readers in their analysis of the accom- panying consolidated financial statements.

GENERAL

     Eagle Bancorp, Inc. was incorporated under the general corporation laws of the State of Maryland, on October 28, 1997, and is headquartered in Bethesda, Maryland. The Company was formed to be a bank holding company as defined by the Federal Reserve System.

     On June 9, 1998 the Company closed its initial offering of shares of the Company stock, having received subscriptions for 1.65 million shares of common stock. Gross proceeds of the offering amounted to $16.5 million.

     On July 20, 1998, having received the required approvals from the State of Maryland and Federal Reserve System and been accepted for deposit insurance by the FDIC, EagleBank opened its first office in Rockville, Maryland. On that date the Company became a bank holding company by capitalizing the Bank with $7.75 million.

     On August 4, a second office was opened in Silver Spring and on November 9, 1998 the Bank's main office was opened at 7815 Woodmont Avenue, Bethesda. The Bank's main office also serves as the headquarters for the Company. A fourth office, second in Silver Spring, was opened September 1, 1999 at 850 Sligo Avenue, Silver Spring.


     EagleBank was formed to serve the business community of Montgomery County, Maryland, and contiguous areas. The Company believes that the accompanying financial information attests to the support the Bank has received from the community as assets of the Company reached $113 million as of December 31, 1999, an increase of 118% from December 31, 1998.

RESULTS OF OPERATIONS

     The Company reported a net loss of $850,793, for the year ended December 31, 1999 as compared to a net loss of $1,399,457 for the year ended December 31, 1998. The loss per share for 1999 was $(0.41) and for 1998 $(1.29). The loss for 1999 was attributable to general operating costs of the Bank as it grew its asset base during the year. The Bank lost $1.1 million during 1999 but monthly losses were reduced during the year as the asset base grew, and for the month of December the Bank achieved its first profitable month. Earnings on funds not invested in the Bank and held by the Company offset operating losses of the Bank, resulting in the reported consolidated loss of $851 thousand.

     The Company ended the year with deposits at $90.9 million as compared to $34.6 at December 31, 1998. A growth of 163%. Gross loans were at $63.9 million at December 31, 1999 as compared to $20.1 million at December 31, 1998. The increase in loans permitted management to meet its goal of achieving a monthly operating profit at the Bank within eighteen months of opening. The increase in loan volume was achieved without sacrificing credit quality as discussed later under the section addressing the provision for credit losses.

     The Company made a provision for credit losses of $424 thousand and plans to maintain the allowance for credit losses at an adequate level and ended the year with an allowance of 1% of outstanding loans, excluding loans fully secured by cash and readily marketable securities. The Bank uses the services of an outside consultant for periodic reviews of its loan portfolio to assess credit quality, loan documentation and collateral sufficiency. The Bank has also developed a comprehensive loan loss analysis system based on a guide provided by the Office of the Comptroller of the Currency to national banks.

     During the year the Company contributed $3.5 million in additional capital to the Bank from funds raised in the initial offering. The contributions were made to maintain the Bank's capital at regulatory guidelines. Further discussion of the transfers is in the capital section of this analysis.

     It was expected that the Bank would sustain losses during its start up period and not show an operating profit for any month for at least eighteen months after opening for business. Management believes that the Bank's and the Company's results will continue to improve as the Bank continues to grow.

     The following table sets out the returns on assets, returns on equity and equity to assets (average) for the years 1999 and 1998:


                              1999                                1998
                              ----                                ----

Return on assets             (1.07)%                             (7.19)%
Return on equity             (5.94)%                            (17.23)%
Equity to assets             18.06%                              41.73%

     Net Interest Income and Net Interest Margin

     Net interest income is the difference between income on assets and the cost of funds supporting those assets. Earning assets are composed primarily of loans and investments. The cost of funds represents interest expense on interest bearing deposits and customer repurchase agreements and other borrowings. Noninterest bearing deposits and capital are other components representing funding sources. Changes in the volume and mix of assets and funding sources along with the changes in yields earned and rates paid, determine changes in net interest income.

     The net interest income in 1999 was $3,147,874 as compared to $733,226 for 1998. The income from earning assets in 1999 included a full year of banking operations and income earned from a much larger asset base. The net interest income reflected in the financial statements for 1998 includes interest earned on subscriptions held by the Company prior to the issuance of stock and only five full months of banking operations.

     The following table shows the average balances and rates of the various categories of the Company's assets and liabilities. Included in the table is a measurement of spread and margin. Interest spread is the difference between the percentage rate earned on assets less the cost of funds expressed as a percentage. While spread provides a quick comparison of earnings rates vs. cost of funds, management believes that margin provides a better measurement of performance as it includes the effect of noninterest bearing liabilities in its calculation. Margin is net interest income expressed as a percentage of total earning assets. The increased value of margin vs. spread can be seen when comparing 1999 to 1998. In 1998 the spread was 1.42% but the margin was 4.11% because of the high level of noninterest bearing funding sources represented by capital and demand deposits as compared to total liabilities and capital. In 1999 the spread improved 189 basis points to 3.31% as earning assets moved into higher yielding loans and out of lower yielding investment securities. Margin increased only 18 basis points, to 4.29% as the average amount of interest bearing liabilities increased by $47.6 million or 730% to $54.1 million in 1999, while the level of noninterest bearing liabilities increased by only $6 million or 125%.


     Following the average balance table is a Rate/Volume table which expands on the basis of net interest income changes from year to year based on changes in interest rates or volumes of interest bearing assets and liabilities. The Company began 1999 expecting that interest rates would remain level or possibly decline. Actions of the Federal Reserve to raise interest rates has been persistent since the second quarter of 1999 and is continuing into 2000. During this period management expects to improve future margins from higher loan yields and by investing maturing investment securities at higher yields.

AVERAGE BALANCES, INTEREST YIELDS, AND RATES, AND NET INTEREST MARGIN YEARS ENDED DECEMBER 31,

                                                                      1999                                    1998
                                                                      ----                                    ----
                                                    Average                     Average         Average                   Average
                                                    Balance        Interest     Yield/Rate      Balance     Interest    Yield/Rate
ASSETS:
Interest earnings assets:
    Loans                                      $ 39,470,292   $ 3,378,751         8.56%         $ 3,128,193     $269,265       8.61%
    Investment securities                         28,666,493    1,534,409         5.35%          12,236,066      621,985       5.05%
    Federal funds sold and securities
      purchased under agreement to
      resell                                       5,201,747      256,365         4.93%           2,466,820      119,338       4.84%
                                                   ----------   ---------        -----           ----------     --------      -----
         Total interest earning assets            73,338,532    5,169,525         7.05%          17,831,079    1,010,588       5.67%

    Total noninterest earning assets               6,270,168                                     1,645,929
    Less: allowance for credit losses                347,012                                        12,880
                                                  ----------                                        ------
      Total noninterest earning assets             5,923,156                                     1,630,449
                                                  ----------                                     ---------
      TOTAL ASSETS                                79,261,688                                  $ 19,461,528
                                                  ==========                                ==============

LIABILITIES AND STOCKHOLDERS'EQUITY

Interest bearing liabilities:
    NOW accounts                                   9,293,494      154,156       1.66%           1,062,062      23,673        2.23%
   Savings and money market accounts              22,778,174      873,993       3.84%           2,360,353      97,549        4.13%
    Certificates of deposit:
      Less than $100,000                           7,185,837      328,526       4.57%           1,070,991      55,216        5.16%
     $100,000 and more                             8,584,027      407,009       4.74%           1,255,228      64,726        5.16%
    Customer repurchase agreements                 6,039,196      244,560       4.05%             560,958      20,499        3.65%
    Short term borrowings                            239,836       13,407       5.59%             214,808      15,699        7.31%
                                                     --------      -------      -----             --------     -------       -----
          Total interest
           bearing liabilities                    54,120,564    2,021,651       3.74%           6,524,400     277,362        4.25%
                                                  -----------   ----------                      ----------    --------

Non interest bearing liabilities:
    Non interest bearing deposits                 10,545,016                                      808,391
    Subscriptions                                          -                                    3,937,919
    Other liabilities                                281,586                                       67,965
                                                     --------                                      ------
        Total non interest bearing liabilities    10,826,602                                    4,814,275
                                                                                                ---------

Stockholders equity                               14,314,522                                    8,122,853
        TOTAL LIABILITIES AND
          STOCKHOLDERS' EQUITY                  $ 79,261,688                                  $ 19,461,528
                                              ===============                                ==============

Net interest income                                           $ 3,147,874                                    $733,226
                                                             =============                                ============
Net interest spread                                                             3.31%                                        1.42%
Nst interest margin                                                             4.29%                                        4.11%


RATE VOLUME ANALYSIS OF NET INTEREST INCOME
         1999
                                                1999 COMPARED WITH 1998
                                           Due to Change in Average  Increase or
                                           Volume        Rate        Decrease
INTEREST EARNED ON:
   Loans                                $ 3,111,050    $ (1,564) $ 3,109,486
   Investment securities                    875,849      36,575      912,424
   Federal funds sold                       134,809       2,218      137,027
                                            --------      ------     -------
Total interest income                     4,121,708      37,229    4,158,937

INTEREST PAID ON:
   Now accounts                             136,537      (6,054)     130,483
   Savings and MMA accounts                 783,282      (6,838)     776,444
   Certificates of deposit                  627,238     (11,645)     615,593
   Customer repurchase
      agreements                            221,817       2,244      224,061
   Other borrowing                            1,403      (3,695)      (2,292)
                                              ------     -------      -------

Total Interest Expense                    1,770,277     (25,988)   1,744,289
                                          ----------    --------   ---------

NET INTEREST INCOME                     $ 2,351,431    $ 63,217  $ 2,414,648
                                        ------------   --------- -----------


     Provision for Credit Losses

     The provision for credit losses represents the expense recognized to fund the allowance for credit losses. This amount is based on many factors which reflect manage- ment's assessment of the risk in its loan portfolio. Those factors include economic conditions and trends, the value and adequacy of collateral, volume and mix of the portfolio, performance of the portfolio, internal loan processes and capital adequacy of the Company and Bank.

     During 1999 management developed a comprehensive review process to establish the adequacy of the allowance for credit losses. The review process and guidelines were modeled utilizing the Office of the Comptroller of the Currecy's Practical Guide for a Community Bank's Allowance for Loan and Lease Losses. The results of this review, in combination with conclusions of the Bank's outside loan review consultant, support the adequacy of the allowance at 1% of loan outstandings excluding loans secured by cash and marketable securities. During 1999 a provision for credit losses was made in the amount of $423,700 to maintain the allowance at the recommended level. At December 31, 1999 and 1998, the Company had not allocated any portion of the allowance for credit losses to any individual loan or any category of loans.

     Noninterest Income

     Noninterest income is exclusively from Bank operations and represents primarily service charge income and fees on deposit relationships and security losses. Nonineterest income was

     $211,431 in 1999 as compared to $22,779 in 1998. The significant increase from year to year is attributable to an increase in the Bank/s deposit account base and a full yeat of operations in 1999 when compared to 1998. In addition to service charge income, the bank also receives fees for ATM services and safe deposit box rental and other fees not related to account maintenance. Management is exploring other sources of noninterest income and is investigating opportunities which may be provided by new federal banking legislation which expands the types of financial businesses in which banks may participate.

     Noninterest Expense

     Non interest expenses were $3,786,308 in 1999 compared to $1,991,662 in 1998. The 90.1% increase in noninterest expenses reflects a full year at full staff operation when compared to 1998 which was essentially a half year operation ass well as the increase in staff related to the opening of the Bank's fourth office in 1999.

     The most significant noninterest expense item is salaries and benefits at $2,033,816 in 1999 and $1,087,236 in 1998. The organizers determined that it was necessary to bring quality people to the Bank early and build a staff for growth. This was done and the staff is characterized by banking professionals who are experienced, energetic and known to the community. It is through these people that the Company achieved the excellent growth in 1999, providing the foundation for future profitability.

      A breakdown of other  noninterest  expenses is in the income statement and
      Note 9 to the Consolidated Financial Statements.

ASSET QUALITY

     In its lending activities, the Bank seeks to develop sound credits with customers who will will grow with the Bank. There has not been an effort to rapidly build the portfolio and earnings at the sacrifice of asset quality. However, loan growth in 1999 was very strong with outstanding loans reaching $63.9 million an increase of $43 million over year-end 1998.

     At year end the Bank had no loans delinquent beyond thirty days and no loans which management considered impaired. As discussed previously an allowance for credit losses has been established at 1% of outstanding loan balances, excluding loans secured by cash and readily marketable securities. Although, management considers the portfolio quality to be excellent it is prudent to maintain an allowance against unidentified problems. During 1999 there was one loan loss, a consumer loan net charge off in the amount of $8,463.

     At December 31, 1999 and 1998, the Company had no loans classified as nonaccrual, contractually past due ninety days, or as troubled debt restructuring. Policy requires that loans which become delinquent ninety days be placed on nonaccrual.



     The activity in the allowance for credit losses is shown in the following schedule:


     Allowance for credit losses
                                                    1999               1998
                                                    ----               ----
     Balance at beginning of year                 $163,800        $     ---
     Provision for credit losses                   423,700          163,800
     Loan charged off                               10,975              ---
     Recoveries                                      2,512              ---
                                                 ---------        ------------

     Balance at end of year                       $579,037         $163,800
                                                 ---------         -----------

     Other earning assets of the Company include primarily US Treasury and Agency securities with maturities not exceeding four years, except mortgage pass through securities with average expected lives of less than four but final maturities of up to thirty years. Federal funds sold also represent a significant earning asset. Funds are sold, on an unsecured basis, only to highly rated banks, in limited amounts in the aggregate and in limited amounts to any one bank individually.


LIQUIDITY MANAGEMENT

     Liquidity is a measure of the Bank's ability to meet the demands required for the funding of loans and to meet depositors requirements for use of their funds. The Bank's sources of liquidity are made up of cash balances, due from banks, federal funds sold and short term securities. There are other sources of liquidity which at this time are not relied on by the Bank but as the Bank matures those sources will also be considered for liquidity.

     At year end 1999, under the Bank's liquidity formula, it had $23.6 million of liquidity representing 24% of total Bank assets. Not included in the Bank's liquidity formula are the liquid resources of the Company which could be available to the Bank. The inclusion of this liquidity would increase the percentage to 28%. During 2000, the Bank will be applying for membership in the Federal Home Loan Bank. This association can provide an additional significant source of liquidity.

INTEREST RATE RISK MANAGEMENT

     Banks and other financial institutions are dependent upon net interest income, the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities. In falling interest rate environments, net interest income is maximized with longer maturing, higher yielding assets, being funded by lower yielding short term funds; however, when interest rates trend upward there can be a significant adverse impact on interest income. The current interest rate environment is signaling even higher rates than were seen in 1999. Management has, therefore, managed its rate risk to reduce its negative GAP wherein repricable liabilities exceed repricable assets in the short term.

     GAP, a measure of the difference in volume between interest bearing assets and interest bearing liabilities, is a means of monitoring the sensitivity of a financial institution to changes in interest rates. The chart below provides an indicator of the rate sensitivity of the Company. A negative GAP indicates the degree to which the volume of repricable liabilities exceeds repricable assets in particular time periods. At December 31, 1999, the Bank has a posotive GAP of 18.34% out to three months and a small cumulative negative GAP of 3.15% out to twelve months.

     If interest rate are to continue to rise, the Company's interest income and margin may be adversely effected. Management has carefully considered its strategy to maximize interest income by reviewing interest rate levels, economic indicators and call features of some of its assets. These factors have been thoroughly discussed with the Board of Directors ALCO (Asset Liability Committee) and management believes that current strategies are appropriate to current economic and interest rate trends. The small negative GAP is carefully monitored and will be adjusted as conditions recommend.

GAP (as of 12/31/99, represents Bank only)
Repricable in:                     0-3mos        4-12mos     13-36mos    37-60mos   over 5yrs
Assets:
Investments                          10,480        2,634      18,398         360         874
Loans                                18,700        3,727       6,447      14,522      15,939
Federal Funds                         6,100            -           -           -           -
                                      ------           --          --          --          -
Total repricable assets              35,280        6,361      24,845      14,882      16,813
Liabilities:
NOW/Escrow manager                        -        3,597       3,597       4,796           -
MMA                                   5,625       13,125       9,374       9,375           -
CDS                                   3,665        9,773       5,937         860           -
Other                                     -          968           -           -           -
Repos                                 7,983            -           -           -           -
                                      ------           --          --          --          -
Total repricable liabilities         17,273       27,463      18,908      15,031           -

GAP                                  18,007      (21,102)      5,937        (149)     16,813
Cumulative GAP                       18,007       (3,095)      2,842       2,693      19,506

Interval gap/earning assets          18.34%       -21.49%       6.05%      -0.15%      17.12%
Cumulative gap/earning assets        18.34%        -3.15%       2.89%       2.74%      19.87%
-----------------------------        ------        ------       -----       -----      ------


     Although, NOW/Escrow and MMA accounts are subject to immediate repricing, the Bank's GAP model has incorporated a repricing schedule to account for the historical lag in effecting rate changes and the amount of those rate changes relative to the amount of rate change in assets.

CAPITAL RESOURCES AND ADEQUACY

     The Company was successful in raising $16.5 million in capital to fund the Bank and other activities consistent with a bank holding company. The Company originally provided to the Bank $7.75 million in capital and through 1999 had added an additional $3.5 million. In January 2000, the Company contributed an additional $500 thousand as a result of the continued growth of the Bank. At December 31, 1999, the Bank exclusive of the Company, had a capital ratio of 9.4%. The Bank's Tier 1 capital was 10.4% at December 31, 1999. The regulatory guideline is an 8% ratio ( the Federal Reserve targets a 9% ratio for the first three years of a newly formed bank). If an institution has a Tier 1 risk based ratio of at least 10% it is considered well capitalized.

     The Bank is currently well capitalized and the Company continues to have available as much as $3.5 million in additional capital to provide the Bank as it grows.

     The Company holds all investment securities as available for sale (AFS). This method of accounting requires that investment securities be reported at their fair market value and the difference between the fair market value and book value ( the purchase price adjusted by any accretion or amortization) be reported in the capital section as accumulated other comprehensive income. At December 31, 1999, the Company reported an unrealized loss in AFS securities of $412,728 and at December 31, 1998, and unrealized gain in AFS securities of $11,155. The rise in interest rates over the last nine months of 1999 has reduced the market value of the Company's investment portfolio. The Company, except in a planned investment strategy or for liquidity needs, has no present plan or intention to sell these securities. If the securities are held to maturity, no loss will be realized.

MARKET FOR COMMON STOCK

     Eagle Bancorp, Inc.'s common stock is traded on the NASDAQ Small Cap Market under the symbol EGBN. In August of 1999, the Company joined NASDAQ to enhance the exposure of the Company's stock. Trading volume is light with the stock having traded between $10 and $12. The Following table sets forth the range of bid prices for the Company's stock during the four quarters of 1999 and two quarters of 1998 during which shares were outstanding. Information for periods prior to August 1999 reflect high and low bid prices in the over the counter market.





         COMMON STOCK-EGBN


                                       1999                   1998
                                       ----                   ----
                                 High       Low         High        Low
                                 ----       ---         ----        ---
          1st quarter           $11.50    $10.00
          2ndquarter            $12.00    $10.00
          3rd quarter           $11.50    $10.00       $10.50      $10.00
          4th quarter           $11.00    $10.00       $15.00      $10.00


EARNINGS PER SHARE

     At its January 2000 board meeting, the Company approved a stock split in the form of a 25% stock dividend to stockholders of record March 17, and payable March 31, 2000. Earnings per share information reflects this dividend.

     Generally accepted accounting principles reporting requires that earnings per share be stated based on the average number of shares outstanding. The financial statements show a loss of $1.29 per share, for the year 1998, which is based on a weighted average number of shares outstanding of 1,084,931.The average number of shares is computed for the entire year while the actual shares of 2,062,500, were not considered issued until June 22, 1998, the date the Company broke escrow. Had the issued number of share been outstanding for the full year, the loss per share would have been shown at about half the reported amount.

     The loss per share for 1999 of $0.41 is based on 2,062,500 shares outstanding, which gives effect to the 25% stock dividend declared January 19, 2000.

STEGMAN & COMPANY
Certified Public Accounts
Management Consultants Since 1915



                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Eagle Bancorp, Inc.
Bethesda, Maryland

                  We have audited the accompanying consolidated balance sheets of Eagle Bancorp, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended and for the period from October 28, 1997 (date of inception) to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eagle Bancorp, Inc. as of December 31, 1999 and 1998, and the consolidated results of its operations and cash flows for the years then ended and for the period from October 28, 1997 (date of inception) to December 31, 1997, in conformity with generally accepted accounting principles.


                                                           Stegman & Company

Baltimore, Maryland
February 4, 2000

EAGLE BANCORP, INC.
Consolidated Balance Sheets
December 31, 1999, and 1998

ASSETS
                                                             1999                       1998
                                                             ----                       ----
Cash and due from banks                               $ 3,831,763                $ 1,292,006
Federal funds sold                                      6,099,872                  5,429,047
Investmen securities available for sale                36,598,346                 22,569,699
Loans                                                  63,855,195                 20,147,924
Less allowance for credit losses                         (579,037)                  (163,800)
                                                         ---------                  ---------
 Loans, net                                            63,276,158                 19,984,124
                                                   ---------------             --------------
Premises and equipment, net                             2,684,605                  2,396,075
Other assets                                              727,575                    368,232
                                                         --------                    -------
           TOTAL ASSETS                             $ 113,218,319               $ 52,039,183
                                                   ===============             ==============

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Deposits:
    Noninterest-bearing demand                       $ 16,240,731                $ 4,096,392
    Interest-bearing transaction                       11,990,458                  3,664,012
    Savings and money market                           40,252,998                 17,061,269
    Time, $100,000 or more                             13,094,189                  5,621,543
    Other time                                          9,412,671                  4,187,677
                                                       ----------                 ---------
          Total deposits                               90,991,047                 34,630,893
Customer repurchase agreements                          7,982,910                  2,304,694
Short-term borrowings                                     275,000                          -
Other liabilities                                         294,543                    154,101
                                                         --------                    -------
          Total liabilities                            99,543,500                 37,089,688
                                                   ---------------             --------------

STOCKHOLDERS' EQUITY:

Common stock, $.01 par value; authorized 5,000,000
   1,650,000 issued 1999 and 1998                          16,500                     16,500
Surplus                                                16,483,500                 16,483,500
Accumulated deficit                                    (2,412,453)                (1,561,660)
Accumulated other comprehensive income                   (412,728)                    11,155
                                                                                      ------
          Total stockholders' equity                   13,674,819                 14,949,495
                                                      -----------                ----------
          TOTAL LIABILITIES AND
            STOCKHOLDERS' EQUITY                    $ 113,218,319               $ 52,039,183
                                                   ===============             ==============


See notes to consolidated financial statements

EAGLE BANCORP, INC.
Consolidated Statements of Operation for the Years Ended December 31, 1999 and 1998 and for the Period from October 28, 1997 (Date of Inception) to December 31, 1997

Interest Income:                                                    1999         1998         1997
                                                                    ----         ----         ----
   Interest and fees on loans                                   $ 3,378,751    $ 269,265          $ -
   Taxable interest and dividends on investment securities        1,517,474      621,985            -
   Taxable dividends on other investments                            16,935
   Interest on federal funds sold
       under agreement to resell                                    256,365      119,338            -
                                                                   --------     --------           -

        Total interest income                                     5,169,525    1,010,588            -
                                                                 ----------   ----------           -

Interest Expense:
   Interest on deposits                                           1,763,684      241,164            -
   Interest on customer repurchase agreements                       245,844       20,499            -
   Interest on short term borrowings                                 12,123       15,699        1,056
                                                                    -------      -------       -----

       Total interest expense                                     2,021,651      277,362        1,056
                                                                 ----------     --------       -----

Net Interest Income                                               3,147,874      733,226       (1,056)

Provision For Credit Losses                                         423,700      163,800            -
                                                                    --------     --------           -

Net Interest Income After Provision
   For Credit Losses                                              2,724,174      569,426       (1,056)
                                                                  ----------     --------      -------

NONINTEREST INCOME:
   Service charges on deposits                                      172,550        9,177            -
   Other income                                                      43,281       13,602
   Loss on sale of investment securities                             (4,490)          -            -
                                                                     -------          --           -

       Total noninterest income                                     211,341       22,779            -
                                                                   --------      -------           -

NONINTEREST EXPENSES:
   Salaries and employee benefits                                 2,033,816    1,087,236       58,270
   Premises and equipment expenses                                  738,925      286,424            -
   Stationery, printing and supplies                                 95,635      110,971          348
   Professional fees                                                113,900      100,077       77,892
   Director and committee fees                                       94,500       54,200            -
   Outside data processing                                          158,515       68,460            -
   Other expenses                                                   551,017      284,294       24,637
                                                                   --------     --------      ------

       Total noninterest expenses                                 3,786,308    1,991,662      161,147
                                                                  ----------   ----------     -------

NET LOSS Before INCOME TAX BENEFIT                                 (850,793)  (1,399,457)    (162,203)

INCOME TAX BENEFIT                                                       -            -            -
                                                                         --           --           -

NET LOSS                                                           (850,793)  (1,399,457)    (162,203)
                                                               ============= =============  ==========

LOSS PER SHARE:
   Basic                                                            $ (0.41)     $ (1.29)         $ -
   Diluted                                                          $ (0.41)     $ (1.29)         $ -


* Per share data have been adjusted to give retroactive effect to a 25% stock split in the form of a dividend declared on January 19, 2000. See notes to consolidated financial statements.

EAGLE BANCORP, INC.
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 1999 and 1998 and for the Period from October 28, 1997 (Date of Inception) to December 31, 1997

                                                                                      Accumulated
                                                                                      Other           Total
                                             Common                     Accumulated   Comprehensive   Stockholders'
                                             Stock        Surplus       Deficit       Income          Equity
                                             ------       -------       -----------
Balances at October 28, 1997                   $ -           $ -           $ -           $ -            $ -

Net loss                                        -             -       (162,203)           -        (162,203)
                                                --            --      ---------           --       ---------

Balances at December 31, 1997                    -             -      (162,203)            -       (162,203)

   Issuance of common stock                 16,500    16,483,500                                 16,500,000
                                                                                                          -
   Net loss                                      -             -    (1,399,457)            -     (1,399,457)

   Other comprehensive income-
     unrealized gain on investment
     securities available for sale               -             -             -        11,155         11,155
                                                                                                     ------

   Total other comprehensive
      income (loss)                             -             -             -             -      (1,388,302)
                                                --            --            --            --     -----------

Balances at December 31, 1998               16,500    16,483,500    (1,561,660)       11,155     14,949,495

   Net loss                                      -             -      (850,793)                    (850,793)

   Other comprehensive income-
     unrealized loss on investment
     securities available for sale               -             -             -      (423,883)      (423,883)
                                                                                                   ---------

    Total other comprehensive
      income (loss)                             -             -             -             -      (1,274,676)
                                                --            --            --            --     -----------

Balances at December 31, 1999             $ 16,500  $ 16,483,500   $(2,412,453)   $ (412,728)  $ 13,674,819
                                      ============ ============== ============== ============= =============

See notes to financial statements.

EAGLE BANCORP, INC.
Consolidated Statements of Cash Flows for the Years Ended December 31, 1999 and 1998 and for the Period from October 28, 1997 (Date of Inception) to December 31, 1997

                                                                        1999          1998         1997
                                                                        ----          ----         ----
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net Loss                                                       $ (850,793) $ (1,399,457)  $ (162,203)
   Adjustments to reconcile net loss to net cash
       used by operating activities:
       Provision for credit losses                                   423,700       163,800            -
       Depreciation and amortization                                 290,357        58,895          348
       Increase in other assets                                     (359,343)     (368,232)           -
       Increase in other liabilities                                 140,442       110,852       43,249
                                                                    --------      --------      ------
         Net cash used in operating activities                      (355,637)   (1,434,142)    (118,606)

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of available for sale investment securities         (66,630,069)  (85,904,444)           -
   Proceeds from maturities of available for sale securities      52,177,539    63,345,900            -
   Increase in federal funds sold                                   (670,825)   (5,429,047)           -
   Net increase in loans                                         (43,715,734)  (20,147,924)           -
   Bank premises and equipment acquired                             (578,887)   (2,451,138)      (4,180)
                                                                    ---------   -----------      -------
      Net cash used in investing activities                      (59,417,976)  (50,586,653)      (4,180)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Increase in deposits                                           56,360,154    34,630,893            -
   Increase in customer repurchase agreements                      5,678,216     2,304,694            -
   (Decrease) increase in short-term borrowings                      275,000      (130,000)     130,000
   Issuance of common stock                                               -     16,500,000            -
                                                                          --   -----------            -
      Net cash provided by financing activities                   62,313,370    53,305,587      130,000
                                                               --------------- -------------- ----------

NET INCREASE IN CASH                                               2,539,757     1,284,792        7,214

CASH AND DUE FROM BANKS AT
   BEGINNING OF PERIOD                                             1,292,006         7,214            -
                                                                   ----------        ------           -

CASH AND DUE FROM BANKS AT
   END OF PERIOD                                                  $3,831,763    $1,292,006      $ 7,214
                                                               =============== =============== =========

SUPPLEMENTAL CASH FLOWS INFORMATION:
    Interest paid                                                 $1,963,605     $ 222,110      $ 1,056
                                                               =============== =============== =========

See notes to financial statements.

                               EAGLE BANCORP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
                    AND FOR THE PERIOD FROM OCTOBER 27, 1997
                    (DATE OF INCEPTION) TO DECEMBER 31, 1997


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

                  The consolidated financial statements include the accounts of Eagle Bancorp, Inc. (the "Company") and its subsidiary, EagleBank (the "Bank") with all significant intercompany transactions eliminated. The investment in subsidiary is recorded on the Company's books on the basis of its equity in the net assets of the subsidiary. The accounting and reporting policies of the Company conform to generally accepted accounting principles and to general practices in the banking industry.

          Nature of Operations

                  The Company, through its bank subsidiary, provides domestic financial services primarily in Montgomery County, Maryland. The primary financial services include real estate, commercial and consumer lending, as well as traditional demand deposits and savings products. From October 28, 1997 until July 20, 1998, when the Bank received regulatory approval, the Company was considered a development stage enterprise.

          Use of Estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Investment Securities

                  The Company and Bank have elected to account for all investment securities as available for sale. Those securities are carried at estimated fair value. Unrealized gains and losses on investment securities available for sale, net of related deferred income taxes, are recognized as accumulated other comprehensive income, a separate component of stockholders' equity. The cost of investment securities sold is determined using the specific identification method.

          Loans

                  Loans are stated at the principal amount outstanding, net of origination costs and fees. Interest income on loans is accrued at the contractual rate on the principal amount outstanding. It is the Company's policy to discontinue the accrual of interest when circumstances indicate that collection is doubtful. Fees charged and costs capitalized for originating loans are being amortized on the interest method over the term of the loan.

                  Management considers loans impaired when, based on current information, it is probable that the Company will not collect all principal and interest payments according to contractual terms. Generally, loans are considered impaired once principal or interest payments become ninety days or more past due and they are placed on nonaccrual. Management also considers the financial condition of the borrower, cash flows of the loan and the value of the related collateral. Impaired loans do not include large groups of smaller balance homogeneous loans such as residential real estate and consumer installment loans which are evaluated collectively for impairment. Loans specifically reviewed for impairment are not considered impaired during periods of "minimal delay" in payment (ninety days or less) provided eventual collection of all amounts due is expected. The impairment of a loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if repayment is expected to be provided by the collateral. Generally, the Company's impairment on such loans is measured by reference to the fair value of the collateral. Interest income on impaired loans is recognized on the cash basis.

          Allowance for Credit Losses

                  The allowance for credit losses represents an amount which, in management's judgement, will be adequate to absorb probable losses on exiting loans and other extensions of credit that may become uncollectible. The adequacy of the allowance for credit losses is determined through careful and continuous review and evaluation or the loan portfolio and involves the balancing of a number of factors to establish a prudent level. Among the factors considered are lending risks associated with growth and entry into new markets, loss allocations for specific nonperforming credits, the level of the allowance to nonperforming loans, historical loss experience, economic conditions, portfolio trends and credit concentrations, changes in the size and character of the loan portfolio, and management's judgement with respect to current and expected economic conditions and their impact on the existing loan portfolio. Allowances for impaired loans are generally determined based on collateral values. Loans deemed uncollectible are charge against, while recoveries are credited to, the allowance. Management adjusts the level of the allowance through the provision for credit losses, which is recorded as a current period operating expense.

                  Management believes that the allowance for credit losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, and independent consultants engaged by the Bank periodically review the Bank's loan portfolio and allowance for credit losses. Such review may result in recognition of additions to the allowance based on their judgements of information available to them at the time of their examination.

          Premises and Equipment

                  Premises and equipment are stated at cost less accumulated depreciation and amortization computed using the straight-line method. Premises and equipment are depreciated over useful lives of the assets, except for leasehold improvements which are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. The costs of major renewals and betterments are capitalized, while the costs of ordinary maintenance and repairs are expenses as incurred.

          Income Taxes

                  The Company uses the liability method of accounting for income taxes. Under the liability method, deferred-tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences reverse. Deferred income taxes will be recognized when it is deemed more likely than not that the benefits of such deferred income taxes will be realized. Accordingly, no deferred income taxes or income tax benefits have been recorded by the Company.

          Net Income Per Common Share

                  Basic net income per common share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted net income per common share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year including any potential dilutive effects of common stock equivalents, such as options and warrants.

          New Accounting Standards

                  Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No.133, requires derivative instruments be carried at fair value on the balance sheet. The statement continues to allow derivative instruments to be used to hedge various risks and sets forth specific criteria to be used to determine when hedge accounting can be used. The statement also provides for offsetting changes in fair value or cash flows of both the derivative and the hedge asset or liability to be recognized in earnings in the same period; however, any changes in fair value or cash flow that represent the ineffective portions of a hedge are required to be recognized in earnings and cannot be deferred. For derivative instruments not accounted for as hedges, changes in fair value are required to be recognized in earnings.

                  The Company plans to adopt the provisions of this statement, as amended, for its quarterly and annual reporting beginning January 1, 2001, the statement's effective date. The impact of adopting the provisions of this statement on the Company's financial position, results of operations and cash flow subsequent to the effective date is not currently estimable and will depend on the financial position of the Company and the nature and purpose of any derivative instruments in use at that time.

          2 CASH AND DUE FROM BANKS

            Regulation D of the Federal Reserve Act requires that banks maintain reserve balances with the Federal Reserve Bank based principally on the type and amount of their deposits. During 1999, deposits of the Bank reached a level which required the Bank to maintain reserves. However, vault cash held at the Bank and included in Cash and Due from Banks was sufficient to meet the reserve requirements and no additional balances were maintained at the Federal Reserve. In 1998, as a start-up bank EagleBank had no reserve requirements but did maintain balances with the Federal Reserve in order to conduct business and partially compensate for services. Such balances were also maintained in 1999.


          3 INVESTMENTS AVAILABLE FOR SALE

            The  amortized   cost  and  estimated  fair  values  of  investments
            available for sale at December 31, 1999 and 1998 are as follows:

                                                                                     Gross         Gross          Estimated
                                                                      Amortized      Unrealized    Unrealized     Fair
                   1999                                               Cost           Gains         Losses         Value
                   ----                                               ----           -----         ------         -----
            U. S. Treasury securities                             $ 1,498,308           $ -        $ (3,933)  $ 1,494,375
            U. S. Government Agency securities                     34,970,060             -        (403,304)   34,566,756
            Federal Reserve Bank stock                                271,100             -              -        271,100
            Other equity investments                                  271,606        43,546         (49,037)      266,115
                                                                     --------       -------        --------       -------
                                                                 $ 37,011,074      $ 43,546      $ (456,274) $ 36,598,346
                                                                -------------     ---------     ------------ ------------

                                                                                     Gross         Gross          Estimated
                                                                      Amortized      Unrealized    Unrealized     Fair
                   1998                                               Cost           Gains         Losses         Value
                   ----                                               ----           -----         ------         -----
            U. S. Treasury securities                             $ 1,517,622           $ -     $  (6,372)   $ 1,511,250
            U. S. Government Agency securities                     20,538,750        14,542                   20,553,292
            Federal Reserve Bank Stock                                247,500             -            -         247,500
            Other equity investment securities                        254,672         2,985            -         257,657
                                                                     --------        ------            --        -------
                                                                 $ 22,558,544      $ 17,527      $ (6,372)  $ 22,569,699
                                                                -------------     ---------     ----------  ------------

            Exclusive of one step-up security, an agency security due February 2002, all securities, other than equity securities, are fixed rate.

            The  amortized   cost  and  estimated  fair  values  of  investments
            available for sale at December 31, 1999 and 1998 by contractual maturity are shown below. Except maturities will differ from contractual maturities because borrows may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                                           1999                         1998
                                                                           ----                         ----
                                                                   Amortized      Fair          Amortized      Fair
                                                                   Cost           Value         Cost           Value
                                                                   ----           -----         ----           -----
            Amounts maturing:
               One year or less                                  $ 16,926,998  $ 16,894,549   $ 12,578,407  $ 12,564,259
               After one year through five years                   18,037,897    17,726,572      8,533,763     8,560,861
               After five years through ten years                   1,503,473     1,440,010        944,202       939,422
            Investments in FRB and  other equity securities           542,706       537,215        502,172       505,157
                                                                     --------      --------       --------      -------
                                                                 $ 37,011,074  $ 36,598,346   $ 22,558,544  $ 22,569,699
                                                                ------------- -------------  -------------  ------------

            In 1999, there was a related loss on sale of securities in the amount of $4,490.00. During 1998 there were no recognized gains or losses on the sale of investment securities.




            The weighted average yields of the investment portfolio at December 31, 1999 and 1998 were as follows:

                                                                                       1999                         1998
                                                                                       ----                         ----
            One year or less                                                          5.51%                        4.98%
            After one year through five years                                         5.54%                        5.57%
            After five years through ten years                                        6.69%                        6.50%
            Total weighted average yield exclusive
               of equity securities                                                   5.54%                        5.29%



          4 LOANS AND ALLOWANCE FOR CREDIT LOSSES

            The Bank makes loans to customers primarily in Montgomery County, Maryland. A substantial portion of the Bank's loan portfolio consists of loans to businesses secured by real estate and other business assets.

            Loans, net of amortized deferred fees, at December 31, 1999 and 1998 are summarized by type as follows:

                                                                                       1999                         1998
                                                                                       ----                         ----
            Commercial                                                         $ 25,759,790                  $ 6,983,646
            Real Estate                                                          29,216,878                   11,832,525
            Construction                                                          3,545,143                            -
            Individual                                                            5,295,595                    1,323,620
            Other                                                                    37,789                        8,133
                                                                                    -------                       -----
                Total loans                                                      63,855,195                   20,147,924
                   Less allowance for credit losses                                 579,037                      163,800
                                                                                   --------                     -------

            Loans, net                                                         $ 63,276,158                 $ 19,984,124
                                                                               ------------                 ------------

            Loans, net of amortized deferred fees, at December 31, 1999, are summarized by maturity as follows:

                                                                                   1year to                  Greater than
                                                      1year                        5years                    5 years
            Commercial                            $ 10,367,359                  $ 9,878,112                  $ 5,514,319
            Real Estate                              1,291,103                    8,117,242                   19,808,533
            Construction                               573,081                    2,972,062                            -
            Individual                                 712,507                    4,000,088                      583,000
            Other                                       37,789                            -                            -
                                                       -------                           --                            -
                Total loans                       $ 12,981,839                 $ 24,967,504                 $ 25,905,852
                                                 -------------                -------------                 ------------

            Of loans which mature after one year $29,175,975 are floating rate and $21,697,381 are fixed rate/

            Activity in the allowance for credit losses for the years ended December 31, 1999 and 1998 is shown below:

                                                                                       1999                         1998
                                                                                       ----                         ----
            Balance at beginning of year                                          $ 163,800                          $ -
            Provision for credit losses                                             423,700                      163,800
            Loan charge-offs                                                        (10,975)                           -

            Loan recoveries                                                           2,512                            -
                                                                                     ------                            -

            Balance at end of year                                                $ 579,037                    $ 163,800
                                                                                 ----------                    ---------

            Net loan charge offs to average outstanding loans for 1999 was .02%.

          5 PREMISES AND EQUIPMENT

            Premises and equipment include the following at December 31:

                                                                         1999                         1998
                                                                         ----                         ----
            Leasehold improvements                                $ 1,442,820                  $ 1,208,181
            Furniture and equipment                                 1,591,037                    1,246,789
               Less accumulated depreciation
                 and amortization                                     349,252                       58,895
                                                                     --------                       ------

            Premises and equipment, net                           $ 2,684,605                  $ 2,396,075
                                                                 ------------                  -----------


            The Company occupies banking and office space in four locations under noncancellable lease arrangements accounted for as operating leases. The initial lease periods range from 8 to 10 years and provide for one or more 5-year renewal options. The leases provide for percentage annual rent escalations and require that the lessee pay certain operating expenses applicable to the leased space. Rent expense applicable to operating leases amounted to $265,493 in 1999 and $178,560 in 1998. At December 31, 1999, future minimum lease payments under noncancellable operating leases having an initial term in excess of one year are as follows:

            Years ending December 31:

                   2000                              $ 322,127
                   2001                                335,185
                   2002                                345,175
                   2003                                321,677
                   2004                                248,085
            Thereafter                                 676,694
                                                       -------

                Total minimum lease payments       $ 2,248,943
                                                  -----------


          6 DEPOSITS

            The remaining maturity of certificates of deposit greater than $100,000 and $100,000 or less at December 31, 1999 are as follows:

                                                  $100,001 or      Less than      $100,001 or    Less than
                                                   more 1999      $100,001-1999    more 1998     $100,001-1998
                                                   -----------     -------------  -------------  -------------
            Three months or less                   $ 3,587,999    $ 2,321,640     $ 471,567      $ 365,207
            More than three months
               through six months                      875,071      2,075,258     1,053,500      1,384,205
            More than six months
               through twelve months                 4,676,292      2,103,420     3,289,577      2,164,917
            Over twelve months                       3,954,827      2,912,353       806,899        240,383
                                                    ----------     ----------      --------       -------

                                                  $ 13,094,189    $ 9,412,671   $ 5,621,543    $ 4,154,712
                                                 -------------   ------------  ------------    -----------

            Interest expense on deposits for the years ended December 31, 1999 and 1998 is as follows:

                                                          1999                         1998
                                                          ----                         ----
            Interest bearing transaction             $ 154,156                     $ 23,694
            Savings and money market                   873,933                       97,547
            Time, $100,000 or more                     407,010                       64,726
            Other time                                 328,585                       55,197
                                                      --------                       ------
                                                   $ 1,763,684                    $ 241,164
                                                   ------------                   ---------


            As of December 31, 1999, the Bank held $15,314,553 in deposits, from one relationship, which, for regulatory reporting purposes, are considered brokered deposits.

          7 CUSTOMER REPURCHASE AGREEMENTS


            Repurchase agreements are securities sold to the Bank's customers, at the customer's request, under a continuing "rollover" contract that matures in one business day. The underlying securities sold are
            U. S. Treasury notes or Federal agencies which are segregated in the Bank's Federal Reserve Bank account from the Company's other investment securities. The following table presents certain information for customer repurchase agreements:


            Securities sold under repurchase
            agreements                                    1999                                        1998
                                                          ----                                        ----
                                                 Amount         Rate                         Amount         Rate
                                                 ------         ----                         ------         ----
            At year-end                        $ 7,982,910    2.96%-4.17%                 $ 2,304,694    2.72%-4.41%
            Average for the year                 6,039,196          4.07%                     560,958          3.58%
            Maximum month-end balance            9,038,672    2.96%-4.17%                   5,505,264    2.72%-4.41%


          8 SHORT-TERM BORROWINGS

            The Bank has commitments from correspondent banks under which it can purchase up to $3,240,000 in federal funds and secured reverse repurchase agreements on a short-term basis. The Company has a line of credit approved for $2,000,000 secured by Federal agency securities. At December 31, 1999 the Company had borrowings outstanding of $275,000 and the Bank had no short term borrowings other than customer repurchase agreements. The Company's borrowing was drawn on December 31, 1999 and repaid January 4, 2000. There were no borrowings outstanding at December 31, 1998.

            During the period of organization, the organizers made direct loans and guaranteed a bank loan to the Company in the aggregate of $825,000 (direct loans $475,000, bank loan $350,000) including $130,000 in organizer direct loans outstanding on December 31, 1997. All loans were at prime and were paid in full on June 22, 1998 including interest costs of $15,699 in 1998 and $1,056 in 1997.


          9 OTHER EXPENSE

            Other expense included in the Consolidated Statements of Operations for the three years ended December 31, 1999 included the following:

                                                          1999                         1998                         1997
                                                          ----                         ----                         ----
            Advertising                              $ 101,967                     $ 40,409                          $ -
            Customer checks                             29,261                       22,920                            -
            Insurance                                   77,247                       51,191                            -
            Telephone                                   32,172                       31,006                            -

            Other                                      310,370                      138,768                       24,637
                                                      --------                     --------                      ------

            Total other expense                      $ 551,017                    $ 284,294                     $ 24,637
                                                    ----------                   ----------                    --------





         10 INCOME TAXES

            Federal and state income tax expense (benefit) consist of the following:

                                                                         Periods Ended December 31,
                                                               -----------------------------------------------
                                                                         1999          1998           1997
                                                                         ----          ----           ----
            Current federal income tax                                    $ -           $ -            $ -
            Current state income tax                                        -             -              -
            Deferred federal income tax expense (benefit)                   -             -              -
            Deferred state income tax expense (benefit)                    -             -              -
                                                                           --            --             -

                Total income tax expense (benefit)                       $ -           $ -            $ -
                                                                         ----          ----           ---


            The following chart is a summary of the tax effect of temporary differences that give rise to significant portions of deferred tax assets:

                                                                       Periods Ended December 31,
                                                               ----------------------------------
                                                                         1999          1998           1997
                                                                         ----          ----           ----
            Deferred tax assets:
                Allowance for credit losses                         $ 125,822      $ 63,260            $ -
               Deferred loan fees and costs                            24,791        16,070              -
               Start-up costs                                          42,516             -              -
               Net operating loss carryforwards                       670,463       531,534         25,240
               Tax on unrealized lass on securities
                 available for sale                                   101,588             -              -
                                                                     --------            --             -
            Gross deferred tax assets                                 965,180       610,864         25,240
               Less valuation allowance                              (903,240)     (558,288)       (25,240)
                                                                     ---------     ---------       --------
            Total deferred tax assets                                  61,940        52,576              -
                                                                      -------       -------              -

            Deferred tax liabilities:
               Tax on unrealized (gain) loss on securities
                 available for sale                                         -        (4,308)             -
               Premises and equipment                                 (61,940)      (48,268)             -
                                                                      --------      --------             -

            Net deferred income taxes                                    $  -          $  -           $  -
                                                                         ----          ----            ---

             A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate follows:

                                                                        Periods Ended December 31,
                                                               -----------------------------------
                                                                         1999          1998           1997
                                                                         ----          ----           ----
            Statutory federal income tax rate                           34.0%         34.0%          34.0%
            State income taxes, net of federal
               income tax benefit                                           0           4.6            4.6

            Valuation allowance                                         34.0%         (38.6)         (38.6)
                                                                        -----         ------         ------

            Effective tax rates                                          0.0%          0.0%           0.0%
                                                                         ----          ----           ----


            At December 31, 1999, the Company had approximately $1,975,000 in tax loss carryforwards, which expire between 2017 and 2019. Realization depends on generating sufficient taxable income before the expiration of the loss carryforwards. The amount of loss carryforward available for any one year may be limited if the Company is subject to the alternative minimum tax.


         11 EARNINGS PER COMMON SHARE

            The calculation of net income per common share for the years ended December 31, 1999 and 1998 gives effect to the stock split in the form of a stock dividend declared payable March 31, 2000. The calculation for 1998 was based on an effective stock date of June 22, 1998:

            Basic:

                                                                         1999          1998
                                                                         ----          ----
            Net loss (allocable to common
              stockholders)                                         $ 850,793   $ 1,399,457
            Average common shares outstanding                       2,062,500     1,084,931
            Basic net loss per share                                  $ (0.41)      $ (1.29)

            Basic and diluted earnings per share are the same for the years ended December 31, 1999 and 1999 because the inclusion of any common stock equivalents would have been antidilutive.


         12 RELATED PARTY TRANSACTIONS

            Certain directors and executive officers have loan transactions with the Company. Such loans were made in the ordinary course of business an substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with outsiders. The following schedule summarizes changes in amounts of loans outstanding, both direct and indirect, to those persons during 1999 and 1998.

                                                                         1999          1998
            Balance at January 1                                    $ 229,437           $ -
            Additions                                               1,903,723       250,691
            Repayments                                                483,849        21,254
                                                                     --------       ------

            Balance at December 31                                $ 1,649,311     $ 229,437
                                                                 ------------    ---------

         13 STOCK OPTION PLAN

            The shareholders, at their May 14, 1998 meeting, approved the Eagle Bancorp, Inc. 1998 Stock Option Plan ( the "Plan"). The plan provides for the granting of incentive and non qualifying options to selected key employees and members of the Board on a periodic basis. Options for not more than 247,500 shares of common stock have been granted under the Plan and the term of such options shall not exceed ten years.

            Following is a summary of changes in shares under option for the years indicated:

                                                                              Year Ended December 31,
                                                                              -----------------------
                                                                         1999                                1998
                                                                         ----                                ----
                                                                              Weighted                             Weighted

                                                               Number         Average               Number         Average
                                                               of Shares      Exercise Price        of Shares      Exercise Price
            Outstanding at beginning of year                          149,500       $ 10.00              -         $0.00
            Granted                                                    26,500         10.00        149,500         10.00
            Exercised                                                       -          0.00              -          0.00
            Cancelled                                                  (1,000)       (10.00)            -           0.00
                                                                       -------       -------            --          ----
            Outstanding at end of year                                175,000         10.00        149,500         10.00
                                                                     --------                     --------

            Weighted average fair value of options
               granted during the year                                               $ 4.43                          $ -
                                                                                    -------                          ---

            Weighted average remaining contract life                  9.15 years

            The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the year ended December 31, 1999. Because the options granted in 1998 were subject to stockholder approval at the May 14, 1999 stockholders' meeting, they are treated as if they were granted in 1999 for the purpose of calculating stock-based compensation disclosures.

                        Dividend yield                     0.00%
                        Expected volatility               10.00%
                        Risk free interest            5.70-6.92%
                        Expected lives (in years)       1000.00%

            The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation (SFAS 123), but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its Plan. No compensation expense related to the Plan was recorded during the year ended December 31, 1999. If the Company had elected to recognize compensation cost based on fair value at the grant dates for awards under the Plan consistent with the method prescribed by SFAS 123, net income and earnings per share would have been changed to the pro forma amounts as follows for the year ended December 31,

                                                                                       1999
                                                                                       ----
                        Net loss:
                           As reported                                           $ (850,793)
                           Pro forma                                             (1,076,094)
                        Basic net loss per share:
                           As reported                                                (0.41)
                           Pro forma                                                  (0.52)
                        Diluted net loss per share:
                           As reported                                                (0.41)
                           Pro forma                                                  (0.52)

            The pro forma amounts are not representative of the effects on reported net income for future years.

         14 EMPLOYEE BENEFIT PLANS

            The Company has a 401(k) Plan covering all employees who have reached the age of 21 and have completed at least one year of service as defined by the Plan. The Company made contributions to the Plan of approximately $41,000, $9,000 and $-0- in 1999, 1998 and 1997, respectively. These amounts are included in salaries and employee benefits in the accompanying Consolidated Statements of Operations.

         15 LITIGATION

            In the normal course of business, the Company may become involved in litigation arising from banking, financial, and other activities. Management, after consultation with legal counsel, does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on the Company's financial condition, operating results or liquidity.


         16 COMMITMENTS AND CONTINGENCIES

            In the normal course of business, the Company incurs certain commitments and contingent liabilities, that are not reflected in the accompanying consolidated financial statements. These off balance sheet items include various commitments to extend credit and standby letters of credit. No material losses are expected to result from these transactions.

            Outstanding loan commitments and lines and letters of credit at December 31, 1999 and 1998 are as follows:

                                                                         1999          1998
                                                                         ----          ----
            Loan commitments                                      $ 3,425,000   $ 1,675,000
            Unused lines of credit                                 10,896,000     5,784,000
            Letters of credit                                       1,146,000       819,000

            Because most of the Company's business activity is with customers located in the Washington, DC, metropolitan area, a geographic concentration of credit risk exists within the loan portfolio, and, as such, its performance will be influenced by the economy of the region.











         17 REGULATORY MATTERS

            The Bank is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary- actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weighing, and other factors.

            Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios (set forth in the table below) of total Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999 and 1998, that the Bank meets all capital adequacy requirements to which it is subject.

            The actual capital amounts and ratios for the Bank are presented in the table below:

                                                                                                                 To Be Well
                                                                                                  For Capital    Capitalized Under
                                                                                                  Adequacy       Prompt Corrective
            In thousands                                                    Actual                Purposes       Action Provisions
                                                                      ------------------------    ---------      ------------------
            As of December 31, 1999                                   Amount         Ratio         Ratio          Ratio
                                                                      ------         -----         -----          -----
               Total capital (to risk-weighted
                 assets)                                              $ 9,283         10.4%           8.0%         10.0%


            Tier 1 capital (to risk-weighted
                assets)                                                 9,283         10.4%           4.0%          6.0%

            Tier 1 capital (to average
                assets)                                                 9,283          9.4%           3.0%          5.0%


            As of December 31, 1998
                Total capital (to risk-weighted
                  assets)                                             $ 6,921         19.1%           8.0%         10.0%

            Tier 1 capital (to risk weighted
                assets)                                                 6,921         19.1%           4.0%          6.0%

            Tier 1 capital ( to average
                assets)                                                 3,394         32.0%           3.0%          5.0%

            Bank and holding company regulations, as well as Maryland law, impose certain restrictions on dividend payments by the Bank, as well as restricting extension of credit and transfers of assets between the Bank and the Company. At December 31, 1999, the Bank was restricted from paying dividends to its parent company.

         18 FAIR VALUE OF FINANCIAL INSTRUMENTS

            Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (SFAS No. 107), requires the disclosure of estimated fair values for financial instruments. Quoted market prices, if available, are utilized as an estimate of the fair value of financial instruments. Because no quoted market prices exist for a portion of the Company's financial instruments, the fair value of such instruments has been derived based on management's assumptions with respect to future economic conditions, the amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimates. Accordingly, the net realizable value could be materially different from the estimates presented below. In addition, the estimates are only indicative of individual financial instruments' values and should not be considered an indication of the fair value of the Company taken as a whole.

            Cash and federal funds sold: For cash and due from banks, and federal funds sold the carrying amount approximates fair value.

            Investment securities: For these instruments, fair values are based on published market or dealer quotes.

            Loans net of unearned interest: For variable rate loans that reprice on a scheduled basis, fair values are based on carrying values. The fair value of the remaining loans are estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining term.

            Noninterest- bearing deposits: The fair value of these deposits is the amount payable on demand at the reporting date.

            Interest bearing deposits: The fair value of interest bearing transaction, savings, and money market deposits with no defined maturity is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated by discounting the future cash flows using the current rates at which similar deposits would be accepted.

            Customer repurchase agreements and other borrowings: The carrying amount for variable rate borrowings approximate the fair values at the reporting date. All of the Company's borrowings are on a variable rate basis.

            Off-balance sheet items: Management has reviewed the unfunded portion of commitments to extend credit, as well as standby and other letters of credit, and has determined that the fair value of such instruments are not material.

            The estimated fair values of the Company's financial instruments at December 31, 1999 are as follows:

                                                                      Carrying                     Fair
            (in thousands)                                            Value                        Value
                                                                      -----                        -----
            Assets:
            Cash and due from banks                                   $ 3,832                      $ 3,832
            Federal funds sold                                          6,100                        6,100
            Investment securities                                      36,598                       36,598
            Loans, net                                                 63,276                       63,253

            Liabilities:
            Noninterest bearing deposits                               16,241                       16,240
            Interest-bearing deposits                                  74,750                       68,491
            Borrowings                                                  8,168                        8,168


         18 QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

            The following table reports the unaudited results of operations for each quarter since the opening of the Bank July 20, 1998:

                                                                            1999
                                                 Fourth quarter  Third quarter  Second quarter  First quarter
                                                 --------------  -------------  --------------  -------------
            Total interest income                  $ 1,771,930    $ 1,350,383   $ 1,125,029      $ 922,183
            Total interest expense                     695,443        498,795       433,132        394,281
            Net interest income                      1,076,487        851,588       691,897        527,902
            Provision for credit losses                 98,000        139,000       120,700         66,000
            Net interest income
               after provision for credit losses       978,487        712,588       571,197        461,902
            Noninterest income                          77,232         56,501        46,478         35,620
            Noninterest expense                      1,074,618        940,628       916,411        859,141
            Net loss before income
               taxes                                   (18,899)      (171,539)     (298,736)      (361,619)
            Income tax benefit                               -              -             -              -
            Net loss                                   (18,899)      (171,539)     (298,736)      (361,619)

            Loss per share (Basic
               and diluted are equal)                  $ (0.01)       $ (0.08)      $ (0.14)       $ (0.18)

                                                                            1998
                                                 Fourth quarter  Third quarter  Second quarter  First quarter
                                                 --------------  -------------  --------------  -------------
            Total interest income                    $ 564,307      $ 242,220     $ 180,615       $ 23,446
            Total interest expense                     216,994         44,669        10,617          5,082
            Net interest income                        347,313        197,551       169,998         18,364
            Provision for credit losses                134,500         29,300             -              -
            Net interest income
                after provision forcredit losses       212,813        168,251       169,998         18,364
            Noninterest income                          17,921          4,858             -              -
            Noninterest expense                        861,904        697,462       308,577        123,719
            Net loss before income
                taxes                                 (631,170)      (524,353)     (138,579)      (105,355)

            Loss per share (basic and
               diluted are equal)                      $ (0.59)       $ (0.48)      $ (0.22)           $ -

NOTE 19     PARENT COMPANY FINANCIAL INFORMATION

            Condensed financial information for Eagle Bancorp, Inc. ( Parent Company only) is as follows:

            CONDENSED BALANCE SHEETS

            December 31, 1999, and 1998

            ASSETS:                                                      1999                         1998
                                                                         ----                         ----
               Cash                                                 $ 313,784                     $ 76,427
               Investment securities available for sale             4,247,936                    3,194,982
              Loans, net of allowance for credit losses of
                 1999-$4,500, 1998-$6,800                             457,121                    4,682,800
            Investment in subsidiary                                8,888,187                    6,921,199
            Other assets                                               48,457                       84,106
                                                                      -------                      ------

                TOTAL ASSETS                                     $ 13,955,485                 $ 14,959,514
                                                                -------------                 ------------

            LIABILITIES:
               Accounts payable                                       $ 5,666                      $ 9,147
               Short-term borrowing                                   275,000                            -
                                                                     --------                            -
                   Total Liabilities                                  280,666                        9,147
                                                                     --------                        -----

            STOCKHOLDERS' EQUITY:
                Common stock                                           16,500                       16,500
                Surplus                                            16,483,500                   16,483,500
                Accumulated deficit                                (2,807,860)                  (1,561,660)
                Accumulated other comprehensive (loss) income         (17,321)                      12,027
                                                                      --------                      ------
                    Total stockholders' equity                     13,674,819                   14,950,367

                TOTAL LIABILITIES AND STOCK-
                   HOLDERS' EQUITY                               $ 13,955,485                 $ 14,959,514
                                                                -------------                 ------------

            CONDENSED STATEMENTS OF OPERATIONS

            For the Years Ended December 31, 1999 and 1998 and for the Period from October 28, 1997 (Date of Inception) to December 31, 1997

                                                                         1999                         1998                  1997
                                                                         ----                         ----                  ----
            INCOME-Interest and Dividend Income                     $ 461,309                    $ 450,387                   $ -

            EXPENSES:
                Salaries and employee benefits                         20,381                      226,475                58,270
                Interest expense                                       12,123                       15,699                 1,056
                Rent expense                                                -                       52,721                     -
                Legal and professional                                 25,972                       83,755                77,892
                Directors' fees                                        28,200                       21,500                     -
                Other                                                  87,821                      120,893                24,985
                                                                      -------                     --------                ------

                     Total expenses                                   174,497                      521,043               162,203
                                                                     --------                     --------               -------

            INCOME (LOSS) BEFORE INCOME TAX BENEFIT AND
            EQUITY IN UNDISTRIBUTED LOSS OF
            SUBSIDIARY                                                286,812                      (70,656)             (162,203)

            INCOME TAX BENEFIT                                             -                            -                     -
                                                                           --                           --                    -

            INCOME (LOSS) BEFORE EQUITY IN UNDISTRIBUTED
            LOSS OF SUBSIDIARY                                        286,812                      (70,656)             (162,203)

            EQUITY IN UNDISTRIBUTED LOSS OF SUBSIDIARY             (1,137,605)                  (1,328,801)                   -
                                                                   -----------                  -----------                   -

            NET LOSS                                               $ (850,793)                $ (1,399,457)           $ (162,203)
                                                                   -----------                -------------           -----------

            CONDENSED STATEMENTS OF CASH FLOWS

            For the Years Ended December 31, 1999 and 1998 and for the Period from October 28, 1997 (Date of Inception) to December 31, 1997



                                                                         1999                         1998                  1997
                                                                         ----                         ----                  ----
            NET LOSS                                               $ (850,793)                $ (1,399,457)           $ (162,203)

            ADJUSTMENTS TO RECONCILE NET LOSS TO NET
               CASH PROVIDED BY OPERATING ACTIVITIES:

               Provision for credit losses                             (2,300)                       6,800                     -
               Depreciation                                                 -                            -                   348
               Equity in undistributed loss of subsidiary           1,137,605                    1,328,801                     -
               Decrease (increase) in other assets                     35,649                      (80,274)                    -
               (Decrease) increase in accounts payable                 (3,481)                     (34,102)               43,249
                                                                       -------                     --------              ------

                  Net cash provided (used) by operating activities    316,680                     (178,232)             (118,606)
                                                                     --------                     ---------             ---------

            CASH FLOW FROM INVESTING ACTIVITIES

               Acquisition of equipment                                     -                            -                (4,180)
               Net decrease (increase) in loans                     4,227,979                   (4,689,600)                    -
               Net increase in investment securities                                                     -                     -
                   available for sale                              (1,082,302)                  (3,182,955)                    -
               Investment in subsidiary                            (3,500,000)                  (8,250,000)
                                                                   -----------                  -----------

                  Net cash used in investing activities              (354,323)                 (16,122,555)               (4,180)
                                                                     ---------                 ------------               -------

            CASH FLOWS FROM FINANCING ACTIVITIES:
               Issuance of common stock                                     -                   16,500,000                     -
               Short-term borrowings                                  275,000                     (130,000)              130,000
                                                                     --------                    ---------              -------

                  Net cash provided by financing activities           275,000                   16,370,000               130,000
                                                                     --------                  -----------               -------

            NET INCREASE IN CASH                                      237,357                       69,213                 7,214

            CASH AT BEGINNING OF PERIOD                                76,427                        7,214                     -
                                                                      -------                       ------                     -

            CASH AT END OF PERIOD                                   $ 313,784                     $ 76,427               $ 7,214
                                                                   ----------                    ---------               -------
