Form 10KSB, Exhibit 13
period 2000-12-31
EAGLE BANCORP INC
filed 2001-04-02
CIK 1050441

EXHIBIT 13

                                                                          [Logo]

                                                                            2000
                                                                   ANNUAL REPORT



























                                                      [Logo] Eagle Bancorp, Inc.

EAGLEBANK
BOARD OF DIRECTORS

Leonard L. Abel *                   Until   retiring  in  1994,   Mr.  Abel  was
   Chairman Eagle                   partner-in-charge  of the  certified  public
   Bancorp, Inc.                    accounting firm of Kershenbaum, Abel, Kernus
                                    and Wychullis, Rockville, Maryland.

Ronald D. Paul *                    President of Ronald D. Paul Companies, which
   President  and CEO               is engaged in the business  of  real  estate
   Eagle Bancorp Inc.,              development and management activities.
   Chairman EagleBank               Chairman of  Bethesda Investments, Inc.,  a
                                    private venture capital fund.

H.L. Ward *                         President and Chief Executive Officer
                                    of EagleBank and Executive Vice President of
                                    Eagle Bancorp, Inc.

Arthur H.  Blitz                    An attorney  engaged in private practice and
                                    a partner in the Bethesda law firm of Paley, Rothman, Goldstein, Rosenberg & Cooper.

Dudley C.  Dworken  *               Owner of Curtis Chevrolet-Geo, an automobile
                                    dealer in Washington, D.C.

Steven L. Fanaroff                  Vice President and Chief  Financial  Officer
                                    of  Magruder  Holdings,   Inc.,  a  regional
                                    supermarket chain.

Eugene F. Ford, Sr. **              Engaged   in  the   business   of   property
                                    management  and  development.   Chairman  of
                                    Mid-City Financial Corporation, an apartment developer.

Eugene F. Ford, Jr.                 Engaged   in  the   business   of   property
                                    management   and   apartment    development.
                                    President of Mid-City Financial Corporation,
                                    an apartment developer.
Harvey M.  Goodman                  President of Goodman, Gable, Gould Company a
                                    Maryland based public insurance adjusting firm.

Benson Klein                        A partner in the law firm of Ward & Klein.

William A. Koier                    Director Emeritus of EagleBank.

David H. Lavine                     Owns and operates the local Chesapeake Bagel
                                    Bakery retail chain.

Bruce H. Lee                        Vice President of  Development  and a member
                                    of the Board of Directors of Lee Development
                                    Group.

Philip N. Margolius                 A  partner  in the law  firm  of  Margolius,
                                    Mallios, Davis, Rider & Tomar, L.L.P.

Thomas D. Murphy                    Executive Vice President and Chief Operating
                                    Officer of EagleBank.

Donald R. Rogers                    A partner  in the  private  practice  of law
                                    with  the  Rockville,  Maryland  based  firm
                                    Shulman, Rogers, Gandal, Pordy & Ecker, P.A.

Worthington H. Talcott, Jr.         A partner  in the  private  practice  of law
                                    with  the  Rockville,  Maryland  based  firm
                                    Shulman, Rogers, Gandal, Pordy & Ecker, P.A.

Leland M. Weinstein                 President  of  Syscom   Services,   Inc.  an
                                    e-business workflow and internet consulting firm.

*        Director Eagle Bancorp, Inc.
**       Director Eagle Bancorp, Inc. only

                                                                 [Photo Omitted]

TO OUR SHAREHOLDERS,

The year 2000 was a memorable one for Eagle Bancorp, Inc. which closed the year with total consolidated assets in excess of $164,000,000, an increase of more than 45% over the previous year's total of $113,000,000. Of more importance was the achievement of our first full year of profit, which at over $1,000,000 was most gratifying, compared to net losses of $850,000 in 1999 and $1,400,000 in 1998. This was primarily attributable to the increase in our loan portfolio, which grew to $118,000,000 from $64,000,000-an increase of 84%. This was done while maintaining our high level of asset quality and strong underwriting standards. In terms of growth in both assets and profitability, we are significantly ahead of peer banks of the same approximate age.

Anchored by an outstanding staff and supported by our pro-active directors and many of you, our impetus and enthusiasm continues into the year 2001. Our outstanding personal service together with a full scale of financial services makes us highly competitive with banks of all sizes. Our commercial and residential programs offering acquisition, development and permanent financing, our programs geared to medical and other professionals, and our enhanced online services-together with correspondent and money-center relationships, make no loan or deposit relationship too large or too small.

We are pleased to inform you that in May of this year we will be opening our fifth branch, which will be our first branch in Washington, D.C. Located at the corner of 20th and K streets N.W. in a prestigious new office building, it will help us to better serve our growing business in that area.

At year-end, William A. Koier, Director, Vice Chairman and one of our organizing group, submitted his resignation to more fully enjoy his travels and residence in St. Thomas. As Director Emeritus, Bill's wisdom and experience will continue to be available to us.

We thank you all for your continued confidence as the Eagle continues to soar to new heights. We look forward to meeting you at the Annual Meeting on May 23, 2001 or at the Bank or through our website- eaglebankmd.com.

      /s/ Leonard L. Abel                      /s/ Ronald D. Paul                  /s/ H.L. Ward


          Leonard L. Abel                         Ronald D. Paul                      H.L. Ward
Chairman, Eagle Bancorp, Inc.     President and CEO Eagle Bancorp, Inc.         President and CEO, EagleBank
                                             Chairman, EagleBank          Executive Vice President, Eagle Bancorp, Inc.

                              2000
                              ANNUAL REPORT


                              CONTENTS

                              4       Summary of Financial Information

                              5       Management's Discussion and Analysis

                              16      Independent Auditor's Report

                              17      Consolidated Balance Sheets

                              18      Consolidated Statements of Operations

                              19 Consolidated Statements of Changes in Stockholders' Equity

                              20      Consolidated Statements of Cash Flows

                              21      Notes to Consolidated Financial Statements

                              37      EagleBank Officers


                                      [Logo] Eagle Bancorp, Inc.

EAGLE BANCORP, INC. - 2000

Summary of Financial Information
(In Thousands)


Summary information is presented for the years 2000, 1999 and 1998. The Company was a development stage company from October 28, 1997 to June 22, 1998, and the Bank did not open for business until July 20, 1998. Therefore, financial information for 1998 does not represent a full year of banking operations.

Results of Operations                            2000               1999           1998
                                                 ----               ----           ----
Interest income                                $10,501             $5,170         $1,011
Interest expense                                 4,549              2,022            277
Net interest income                              5,952              3,148            734
Provision for credit losses                        581                424            164
Noninterest income                                 351                211             23
Noninterest expense                              4,664              3,786          1,992
Net income (loss)                                1,058               (851)        (1,399)
Basic and diluted income (loss) per share         0.51              (0.41)         (1.29)


Financial Condition (December 31)


Total assets                                  $164,082           $113,218        $52,039
Net loans                                      116,576             63,276         19,984
Total deposits                                 135,857             90,991         34,631
Total equity                                    15,522             13,675         14,949

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This discussion and analysis provides an overview of the financial condition and results of operations of Eagle Bancorp, Inc. (the "Company") and EagleBank (the "Bank") for the years 2000, 1999 and 1998.

This discussion contains forward looking statements within the meaning of the Securities Exchange Act of 1934, as amended, including statements of goals, intentions, and expectations as to future trends, plans, events or results of Company operations and policies and regarding general economic conditions. These statements are based upon current and anticipated economic conditions, nationally and in the Company's market, interest rates and interest rate policy, competitive factors and other conditions which, by their nature, are not susceptible to accurate forecast, and are subject to significant uncertainty. Because of these uncertainties and the assumptions on which this discussion and the forward looking statements are based, actual future operations and results in the future may differ materially from those indicated herein. Readers are cautioned against placing undue reliance on any such forward looking statements. The Company does not undertake to update any forward looking statements to reflect occurrences or events which may not have been anticipated as of the date of such statements.

It is intended that this discussion and analysis help the readers in their analysis of the accompanying consolidated financial statements.

GENERAL

Eagle Bancorp, Inc. was incorporated under the general corporation laws of the State of Maryland, on October 28, 1997, and is headquartered in Bethesda, Maryland. The Company was formed to be a bank holding company for EagleBank, its Maryland chartered commercial bank subsidiary.

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

On August 4, a second office was opened in Silver Spring and on November 9, 1998 the Bank's main office was opened at 7815 Woodmont Avenue, Bethesda. The Bank's main office also serves as the headquarters for the Company. A fourth office, the Bank's second in Silver Spring, was opened September 1, 1999 at 850 Sligo Avenue, Silver Spring. A fifth office has been approved and is expected to open in May of 2001 at 20th and K Streets in Northwest, Washington, DC. This office is expected to serve the needs of many existing customers of the Bank who also have businesses or work in the District, and to open many new growth opportunities in the District of Columbia.

EagleBank was formed to serve the business community of Montgomery County, Maryland, and contiguous areas including Washington, DC. The Company offers a full range of services demanded by the business community including sweep accounts, lock box, escrow management and on-line wire transfer among other services.

During 2000, the Bank formed EagleCapital and EagleLeasing, as divisions of the Bank, to further expand its services to the business community. EagleCapital specializes in placing a variety of long-term, favorably priced commercial mortgage and mezzanine financing for purposes such as hard construction, tenant improvements or bridge financing. EagleLeasing was formed to provide lease financing to small businesses for a variety of equipment acquisitions. In March of 2001, the bank expanded on its SBA loan program and hired a loan officer specifically responsible for further developing the SBA loan portfolio.

The Company believes that the accompanying financial information attests to the support the Bank has received from the community. Assets of the Company reached $164 million as of December 31, 2000, an increase of 45% from December 31, 1999, and earnings were over $1 million. These achievements were accomplished only after two and one-half years of operations.

RESULTS OF OPERATIONS

The Company reported earnings of $1,057,563 for the year ended December 31, 2000, as compared to a net loss of $850,793, for the year ended December 31, 1999 and a net loss of $1,399,457 for the year ended December 31, 1998. The income per basic and diluted share for 2000 was $0.51, the loss per basic and diluted share for 1999 was $0.41 and for 1998 was $1.29. Earnings for 2000 do not reflect any expense for federal income taxes. The Company expects that it will be required to accrue federal income tax expense in the second quarter of 2001, which will have an adverse impact on earnings. The results of 2000, earnings in excess of $1 million, were the direct result of the Company's growth in assets to $164 million. The asset growth was built on the foundation established in 1999 and 1998 when the Company incurred losses expected of a new bank.

The Company ended the year with deposits at $135.9 million as compared to $90.9 million at December 31, 1999, an increase of 49%. Gross loans were at $117.7 million at December 31, 2000 as compared to $63.8 million at December 31, 1999, an increase of 84%. The increase in loans and accompanying decline in lower yielding securities and federal funds resulted in increased operating profits. The increase in loan volume was achieved without sacrificing credit quality as discussed later under the section addressing the provision for credit losses.

During 2000, the Company made a provision for credit losses of $581 thousand and ended the year with an allowance of 1% of outstanding loans, excluding loans fully secured by cash, readily marketable securities and government guarantees. The Bank uses the services of an outside consultant for periodic reviews of its loan portfolio to assess credit quality, loan documentation and collateral sufficiency. The Bank has also developed a comprehensive loan loss analysis system based on a guide provided by the Office of the Comptroller of the Currency to national banks. In its analysis process the bank has not identified any significant conditions or circumstances related to any credit which would cause the establishment of a specific allowance. Therefore, at December 31, 2000, and prior years, the allowance consisted of only an unallocated component. Please see "Asset Quality" below and Note 1 to the Consolidated Financial Statements.

During the year, the Company contributed $3.75 million in additional capital to the Bank from funds raised in the initial offering. The contributions made as the Bank grew to maintain the Bank's capital in compliance with regulatory guidelines. As a result of the strong growth of the Bank, the Board of Directors of the Company recognized that additional capital contributions would probably become necessary in 2001. After exploring many alternatives for acquiring capital for the Bank, the Board decided to borrow funds, at the Company level, from a bank rather than issue additional capital stock or debt securities. A line of credit of $5 million was obtained from a correspondent bank which provides other services to the Bank, on terms which the Company believes are favorable.

The following table sets out the returns on average assets, returns on average equity and equity to assets (average) for the years 2000, 1999 and 1998:

                                                    2000                        1999                                1998
                                                    ----                        ----                                ----
                    Return on assets                0.77%                      (1.07)%                            (7.19)%
                    Return on equity                7.25%                      (5.94)%                           (17.23)%
                    Equity to assets               10.65%                      18.06%                             41.73%

NET INTEREST INCOME AND NET INTEREST MARGIN

Net interest income is the difference between interest income on earning assets and the cost of funds supporting those assets. Earning assets are composed primarily of loans and investments. The cost of funds represents interest expense on deposits, customer repurchase agreements and other borrowings. Noninterest bearing deposits and capital are other components representing funding sources. Changes in the volume and mix of assets and funding sources, along with the changes in yields earned and rates paid, determine changes in net interest income.

The net interest income in 2000 was $5,952,196 as compared to $3,147,874 in 1999 and $733,226 in 1998. The income from earning assets in 2000 and 1999 included full years of banking operations and income earned from a growing asset base. The net interest income for 1998 included interest earned on stock subscriptions held by the Company prior to issuance of the stock and only five full months of banking operations.

The following table shows the average balances and rates of the various categories of the Company's assets and liabilities. Included in the table is a measurement of spread and margin. Interest spread is the difference between the percentage rate earned on assets less the cost of funds expressed as a percentage. While spread provides a quick comparison of earnings rates vs. cost of funds, management believes that margin provides a better measurement of performance. Margin includes the effect of noninterest bearing liabilities in its calculation and is net interest income expressed as a percentage of total earning assets. Interest spread increased in 2000 from 1999 by 37 basis points, 3.68% from 3.31% and margin increased 33 basis points, 4.62% from 4.29%. The increase in both ratios is attributable to the increased volume of loans. The ratio of average loans to average assets was 62% in 2000 compared to 50% in 1999. The higher yields on earning assets, fueled by market rate increases accompanying Federal Reserve actions in early 2000, also contributed to the increase in spread and margin. Interest spread increased in 1999 from 1998 by 189 basis points, 3.31% from 1.42% while margin increased 18 basis points, 4.29% from 4.11%. The dramatic increase in spread from 1998 to 1999 reflected the fact that interest earnings during 1998 were primarily in low yielding investment securities while in 1999 funds shifted to loans as the Bank enjoyed strong growth.

Following the average balance table is a Rate/Volume table which expands on the basis of net interest income changes from year to year based on changes in interest rates or volumes of interest bearing assets and liabilities. This table reflects the significant increase in income attributable to growth of the Bank during 2000 and to a lesser degree the increase in income attributable to actions of the Federal Reserve.

AVERAGE BALANCES, INTEREST YIELDS AND RATES, AND NET INTEREST MARGIN YEARS ENDED DECEMBER 31,

                                                                           Years Ended December 31
                                              ----------------------------------------------------------------------------------
                                                                2000                                      1999
                                              -----------------------------------------   --------------------------------------
                                              Average                      Average        Average                     Average
                                              Balance        Interest      Yield/Rate     Balance        Interest     Yield/Rate
                                              -------        --------      ----------     -------        --------     ----------
ASSETS:

Interest earnings assets:
    Loans                                     $ 84,766,687   $ 7,746,282       9.14%      $ 39,470,292   $ 3,378,751    8.56%
    Investment securities                       39,557,929     2,477,062       6.26%        28,666,493     1,534,409    5.35%
    Federal funds sold                           4,547,746       278,118       6.12%         5,201,747       256,365    4.93%
                                              ------------   -----------                  -------------  -----------
         Total interest earning assets         128,872,362    10,501,462       8.15%        73,338,532     5,169,525    7.05%
                                              ------------    ==========                  -------------   ==========

    Total noninterest earning assets              8,670,394                                  6,270,168
    Less: allowance for credit losses              (786,945)                                  (347,012)
                                              ------------                                -----------
      Total noninterest earning assets            7,883,449                                  5,923,156
                                              -------------                               ------------
      TOTAL ASSETS                            $ 136,755,811                               $ 79,261,688
                                              =============                               ============

LIABILITIES AND STOCKHOLDERS'EQUITY

Interest bearing liabilities:
    NOW accounts                              $  15,681,551  $   294,588       1.88%      $  9,293,494   $   154,156    1.66%
   Savings and money market accounts             40,065,193    1,772,260       4.42%        22,778,174       873,993    3.84%
   Certificates of deposit $100,000 or more      23,550,724    1,325,169       5.63%         8,584,027       407,009    4.74%
   Other time deposits                           11,575,621      640,261       5.53%         7,185,837       328,526    4.57%
   Customer repurchase agreements                 8,485,003      350,100       4.13%         6,039,196       245,844    4.07%
   Short term borrowings                          2,387,110      166,888       6.99%           239,836        12,123    5.05%
                                              ------------   -----------                  -------------  -----------
         Total interest-bearing liabilities     101,745,202    4,549,266       4.47%        54,120,564     2,021,651    3.74%
                                              ------------   ===========                  -------------  ===========

Noninterest-bearing liabilities:
    Noninterest-bearing deposits                 19,891,696                                 10,545,016
    Other liabilities                               548,316                                    281,586
                                              -------------                               ------------
      Total noninterest-bearing liabilities      20,440,012                                 10,826,602


Stockholders' equity
                                                 14,570,597                                 14,314,522
        TOTAL LIABILITIES AND
          STOCKHOLDERS' EQUITY                $ 136,755,811                               $ 79,261,688
                                              =============                               ============

Net interest income                                          $ 5,952,196                                 $ 3,147,874
                                                             ===========                                 ===========
Net interest spread                                                            3.68%                                    3.31%
Net interest margin                                                            4.62%                                    4.29%

AVERAGE BALANCES, INTEREST YIELDS AND RATES, AND NET INTEREST MARGIN TWELVE MONTHS ENDED DECEMBER 31,

                                                  Twelve Months Ended December 31
                                              -----------------------------------------
                                                                1998
                                              -----------------------------------------
                                              Average                      Average
                                              Balance         Interest     Yield/Rate
                                              -------         --------     ----------
ASSETS:

Interest earnings assets:
  Loans                                   $  3,128,193      $   269,265       8.61%
  Investment securities                     12,236,066          621,985       5.05%
  Federal funds sold                         2,466,820          119,338       4.84%
                                          ------------      ===========
       Total interest earning assets        17,831,079      $ 1,010,588       5.67%
                                          ------------      ===========
  Total noninterest earning assets           1,643,929
  Less: allowance for credit losses            (12,880)
                                          ------------
    Total noninterest earning assets         1,630,449
                                          ------------
    TOTAL ASSETS                          $ 19,461,528
                                          ============

LIABILITIES AND STOCKHOLDERS'EQUITY

Interest bearing
liabilities:
  NOW accounts                            $  1,062,062      $    23,673        2.23%
  Savings and money market accounts          2,360,353           97,549        4.13%
  Certificates of deposit $100,000 or more   1,255,228           64,726        5.16%
  Other time deposits                        1,070,991           55,516        5.16%
  Customer repurchase agreements               560,958           20,499        3.65%
  Short term borrowings                        214,808           15,699        7.31%
                                          ------------      ===========
      Total interest bearing liabilities     6,524,400          277,362        4.25%
                                          ------------      ===========

Non interest bearing liabilities:
  Non interest bearing deposits                808,391
    Subscriptions                            3,937,919
    Other liabilities                           67,965
                                          ------------
        Total non interest bearing           4,814,275

Stockholders' equity                         8,122,853
        TOTAL LIABILITIES AND
          STOCKHOLDERS' EQUITY            $ 19,461,528
                                          ============

Net interest income                                         $   733,226
                                                            ===========
Net interest spread                                                            1.42%
Net interest margin                                                            4.11%

RATE VOLUME ANALYSIS OF NET INEREST INCOME
         2000

                                             2000 compared with 1999                            1999 compared with 1998
                                      ---------------------------------------             -------------------------------------
                                      Due to        Due to      Total                     Due to      Due to      Total
                                                                Increase                                          Increase
                                      Volume        Rate        (Decrease)                Volume      Rate        (Decrease)
                                      ------        ----        ----------                ------      ----        ----------
INTEREST EARNED ON:
   Loans                          $ 3,877,371    $ 490,160     $ 4,367,531            $ 3,111,050   $ (1,564)     $ 3,109,486
   Investment securities              582,692      359,961         942,653                875,849     36,575          912,424
   Federal funds sold                 (32,242)      53,995          21,753                134,809      2,218          137,027
                                  -----------    ---------     -----------            -----------   --------      -----------
Total interest income               4,427,821      904,116       5,331,937              4,121,708     37,229        4,158,937
                                  -----------    ---------     -----------            -----------   --------      -----------

INTEREST PAID ON:
   NOW accounts                       106,042       34,390         140,432                136,537     (6,054)         130,483
   Savings and MMA accounts           663,822      234,445         898,267                738,282     (6,838)         776,444
   Certificates of deposit            910,064      319,831       1,229,895                627,238    (11,645)         615,593
   Customer repurchase
      agreements                       99,165        5,091         104,256                221,817      2,244          224,061
   Other borrowing                    104,015       50,750         154,765                  1,403     (3,695)          (2,292)
                                  -----------    ---------     -----------            -----------   --------      -----------
Total interest expense              1,883,108      644,507       2,527,615              1,770,277    (25,988)       1,744,289
                                  -----------    ---------     -----------            -----------   --------      -----------

NET INTEREST INCOME               $ 2,544,713    $ 259,609     $ 2,804,322            $ 2,351,431   $ 63,217      $ 2,414,648
                                  ========================================            =======================================

NONINTEREST INCOME

Noninterest income is exclusively from Bank operations and represents primarily service charge income and fees on deposit relationships and security losses. Noninterest income was $350,547 in 2000, as compared to $211,431 in 1999 and $22,779 in 1998. The significant increase from year to year is attributable to an increase in the Bank's deposit account base for each year and a full year of operations in 2000 and 1999 when compared to 1998. In addition to service charge income, the Bank also receives fees for ATM services and safe deposit box rental and other fees not related to account maintenance. Management is exploring other sources of noninterest income and is investigating opportunities which may be provided by new federal banking legislation which expands the types of financial businesses in which banks may participate.

During the year 2000, the Bank's construction/permanent mortgage financing program for residential mortgages expanded and contributed $21,000 to noninterest income. In late 2000, the Bank introduced a Goldman Sachs sweep arrangement into a money market fund. This program should result in additional noninterest income for 2001. EagleCapital, while not providing fee income in 2000 is expected to show income in 2001. Actual noninterest income was reduced in both 2000 and 1999 by losses on the sale of investment securities of $70,685 and $4,490, respectively. These losses were taken as part of a strategy to improve overall investment portfolio yields.

NONINTEREST EXPENSE

Noninterest expenses were $4,664,280 in 2000 compared to $3,786,308 in 1999 and $1,991,662 in 1998. The increase in noninterest expense for 2000 was 23% over 1999. The increase is consistent with the overall growth in assets. The 90.1% increase in noninterest expenses in 1999 over 1998 reflects a full year at full staff operation when compared to 1998 as well as an increase in staff related to the opening of the Bank's fourth office in 1999.

The most significant noninterest expense item is salaries and benefits at $2,445,548 in 2000 as compared to $2,033,816 in 1999. Salary expenses for 2000 exceeded 1999 expenses by 20% as new employees were added to keep pace with the growth in assets of the Bank and employees were rewarded for the Bank's performance for the year.

INCOME TAX

The Company had no federal income tax expense during any of 2000, 1999 or 1998. The Company expects that it will be required to pay income taxes and record income tax expense during the second quarter of 2001.

ASSET QUALITY

LOAN PORTFOLIO

In its lending activities, the Bank seeks to develop sound credits with customers who will grow with the Bank. There has not been an effort to rapidly build the loan portfolio and earnings at the sacrifice of asset quality. However, loan growth in 2000 and 1999 was strong with outstanding loans reaching $117.7 million at December 31, 2000 from $63.9 million from December 31, 1999, an increase of $53.8 million or 84%.

At year end the Bank had no loans delinquent beyond sixty days and no loans which management considered impaired. At December 31, 2000 and 1999, the Company had no loans classified as nonaccrual, contractually past due ninety days, troubled debt restructuring or impaired as defined by Statement of Financial Accounting Standards No. 114, except that at December 31, 2000 there was one commercial loan of $15,000 classified as non-accrual. Policy requires that loans which become delinquent ninety days be placed on nonaccrual. During 2000 net charge-offs totaled $18,048 and in 1999 $8,463 or 0.02% of average outstanding loans each year.

PROVISION FOR CREDIT LOSSES

The provision for credit losses represents the expense recognized to fund the allowance for credit losses. This amount is based on many factors which reflect management's assessment of the risk in the loan portfolio. Those factors include economic conditions and trends, the value and adequacy of collateral, volume and mix of the portfolio, performance of the portfolio, and internal loan processes of the Company and Bank.

During 1999, management developed a comprehensive review process to monitor the adequacy of the allowance for credit losses. The review process and guidelines were modeled utilizing the Office of the Comptroller of the Currency's Practical Guide for a Community Bank's Allowance for Loan and Lease Losses. The results of this review, in combination with conclusions of the Bank's outside loan review consultant, support the adequacy of the allowance at 1% of loan outstandings excluding loans secured by cash, marketable securities and government guarantees. During 2000, a provision for credit losses was made in the amount of $580,900 to maintain the allowance at the recommended level. At December 31, 2000, 1999 and 1998, the Company had not allocated any portion of the allowance for credit losses to any individual loan or any category of loans. A full discussion of the accounting for Allowance for Credit Losses is contained in
Note 1 to the Consolidated Financial Statements; activity in the Allowance for credit losses is contained in Note 4 to the Consolidated Financial Statements.

INVESTMENT SECURITIES AND OTHER EARNING ASSETS

The Company's investment securities portfolio is comprised primarily of U.S. Treasury and Agency securities with maturities not exceeding seven years, except mortgage pass-through securities which have average expected lives of less than six years but contractual maturities of up to thirty years. Federal funds sold also represent a significant earning asset and are sold, on an unsecured basis, only to highly rated banks, in limited amounts both in the aggregate and to any one bank.

The Company's securities portfolio decreased by approximately $5 million after adjusting for the unrealized change in the value of securities available for sale. The unrealized change in the value of securities available for sale increased by approximately $788 thousand, from an unrealized loss of approximately $412 thousand at December 31, 1999 to an unrealized gain of $376 thousand at December 31, 2000, primarily as a result of the decline in market interest rates. The decrease in the securities portfolio was redeployed to higher yielding loans. Note 3 of the Consolidated Financial Statements provides additional information regarding the Company's investment securities.

DEPOSITS AND OTHER BORROWINGS

The principal sources of funds for the Bank are core deposits, consisting of demand deposits, NOW accounts, money market accounts, savings accounts and relationship certificates of deposits, from the local market areas surrounding the bank's offices. The Bank also considers as part of its core deposits approximately $15 million of deposits from a local party with a longstanding relationship with the Bank which is required to be classified as brokered deposits for regulatory purposes. The Bank's deposit base includes transaction accounts, time and savings accounts and accounts which customers use for cash management and which provide the bank with a source of fee income and cross-marketing opportunities as well as a low-cost source of funds. Time and savings accounts, including money market deposit accounts, also provide a relatively stable and low-cost source of funding. For information relating to the composition of the Bank's deposit base, see the average balance tables above and Note 6 to the Consolidated Financial Statements.

Another significant source of funding for the Company are customer repurchase agreements. There were approximately $11 million of repurchase agreements outstanding at December 31, 2000, a 37% increase compared to approximately $8 million at December 31, 1999. For additional information regarding customer repurchase agreements, see Note 7 of the Consolidated Financial Statements.

LIQUIDITY MANAGEMENT

Liquidity is the measure of the Bank's ability to meet the demands required for the funding of loans and to meet depositors requirements for use of their funds. The Bank's sources of liquidity are made up of cash balances, due from banks, federal funds sold and short term investments. These sources of liquidity are supplemented by the ability of the Company and Bank to borrow funds. The Company has a secured line of credit of $600 thousand, against which it had borrowed $540 thousand as of December 31, 2000. In February 2001, a $5 million line was obtained as discussed under the heading Results of Operation.

The Bank can purchase up to $2.5 million in federal funds on an unsecured basis and enter into reverse repurchase agreements up to $7 million. At December 31, 2000, the Bank had purchased $500 thousand of federal funds. At year end 2000, the Bank was also eligible to take Federal Home Loan Bank ("FHLB") advances of up to $5 million. As of January 2001, the Bank moved out of a "de-novo" status with the FHLB and as a result will be able to expand its ability to use FHLB advances as a liquidity tool.

At year end 2000, under the Bank's liquidity formula, it had $22.4 million of liquidity representing 13.7% of total Bank assets.

INTEREST RATE RISK MANAGEMENT

Banks and other financial institutions are dependent upon net interest income, the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities. In falling interest rate environments, net interest income is maximized with longer maturing, higher yielding assets, being funded by lower yielding short term funds; however, when interest rates trend upward there can be a significant adverse impact on interest income. The current interest rate environment is signaling lower rates than were seen in 2000. Management is expected to extend maturities of some assets.

GAP, a measure of the difference in volume between interest earning assets and interest bearing liabilities, is a means of monitoring the sensitivity of a financial institution to changes in interest rates. The chart below provides an indicator of the rate sensitivity of the Company. A negative GAP indicates the degree to which the volume of repriceable liabilities exceeds repriceable assets in particular time periods. At December 31, 2000, the Bank has a positive GAP of 13.47% out to three months and a small cumulative negative GAP of 6.90% out to twelve months.

If interest rates continue to decline, the Bank's interest income and margin may be adversely effected. Because of the positive GAP measure in the 0 - 3 month period, continued decline in the prime lending rate will reduce income on repriceable assets within thirty to sixty days, while the repricing of liabilities will occur in later time periods. This will cause a short term decline in net interest income and net income in a static environment. Management has carefully considered its strategy to maximize interest income by reviewing interest rate levels, economic indicators and call features of some of its assets. These factors have been thoroughly discussed with the Board of Directors Asset Liability Committee and management believes that current strategies are appropriate to current economic and interest rate trends. The small negative GAP is carefully monitored and will be adjusted as conditions recommend.

GAP ANALYSIS

 Repriceable in:                       0-3 mos      4-12 mos        13-36 mos   37-60 mos    over 60 mos
                                      ---------    ----------      ----------- -----------  ------------
 ASSETS:
    Investments                       $    336     $     6,799   $  21,670     $    975        $  2,618
    Loans                               39,862           4,676      13,344       44,865          14,971
    Federal funds                        2,121              --          --           --              --
                                      --------     -----------   ---------     --------        --------

 Total repriceable assets             $ 42,319     $    11,475    $ 35,014     $ 45,840         $17,589
                                      --------     -----------   ---------     --------        --------

LIABILITIES:
    NOW accounts                            --              --       5,696       13,231              --
    MMA                                  7,925          11,941       3,973       15,894              --
    CDs                                 12,841          27,659       9,012          396             117
    Other                                   --              --         940           --              --
    Customer repurchase agreements          --           2,770       5,540        2,768              --
   Federal funds purchased/ rev repos    1,040              --          --           --              --
                                      --------     -----------   ---------     --------        --------

 Total repriceable liabilities       $  21,806     $    42,370   $  25,161     $ 32,289        $    117
                                     ==================================================================

 GAP                                 $  20,513   $    (30,895)    $  9,853     $ 13,551        $ 17,472
 Cumulative GAP
                                        20,513        (10,382)        (529)      13,022          30,494

 Interval gap/earnings assets           13.47%         (20.37)%       6.50%        8.93%          11.52%
 Cumulative gap/earning assets          13.47%          (6.90)%      (0.40)%       8.53%          20.05%

Although, NOW and MMA accounts are subject to immediate repricing, the Bank's GAP model has incorporated a repricing schedule to account for the historical lag in effecting rate changes and the amount of those rate changes relative to the amount of rate change in assets.

CAPITAL RESOURCES AND ADEQUACY

The Company was successful in raising $16.5 million in capital in 1998 to fund the Bank and other activities consistent with a bank holding company. The Company originally provided the Bank $7.75 million in capital and through 2000 had added an additional $7.75 million. At December 31, 2000, the Bank and Company met all capital adequacy requirements to which they were subject. The table under Note 15 to the Consolidated Financial Statements recites the capital balances and ratios. Not reflected in the table is a Tier 1 capital ratio to average assets of 9%, recommended by the Federal Reserve for the first three years of operation of a newly formed bank. The Bank meets that ratio guideline.

The Bank is currently well capitalized and the Company can provide up to $6 million in additional capital to the Bank from assets it holds and from a line of credit negotiated in early 2001.

The Company holds all investment securities as available for sale ("AFS"). This method of accounting requires that investment securities be reported at their fair market value and the difference between the fair market value and book value (the purchase price adjusted by any accretion or amortization) be reported in the capital section as accumulated other comprehensive income. At December 31, 2000, the Company reported an unrealized gain in

AFS securities of $376,597 and at December 31, 1999, an unrealized loss in AFS securities of $412,728. The decline in interest rates over the last six months of 2000 has increased the market value of the Company's investment portfolio. The Company, except in a planned investment strategy or for liquidity needs, has no present plan or intention to sell these securities. If the securities are held to maturity, no gain or loss will be realized.

MARKET FOR COMMON STOCK AND DIVIDENDS

Since August 1999, the Company's common stock has been listed for trading on the NASDAQ Small Cap Market under the symbol "EGBN." Prior to August 1999, from February 28, 1999, three market makers offered to make a market in the common stock in the over the counter "bulletin board." To date, trading in the common stock has been sporadic and volume has been light. No assurance can be given that an active trading market will develop in the foreseeable future. The following table sets forth the high and low bid prices for the common stock during each calendar quarter during the last two fiscal years. These quotations reflect interdealer prices, without retail markup, markdown or commission, and may not represent actual transactions. These quotations do not necessarily reflect the intrinsic or market values of the common stock. Prices have been adjusted to reflect a five for four stock split in the form of a 25% stock dividend paid on March 31, 2000. As of December 31, 2000, there were 2,062,474 shares of common stock outstanding, held by approximately 460 shareholders of record and approximately 1,125 total beneficial owners.

Common Stock-EGBN

                                                        2000                                            1999
                                                        ----                                            ----
                                                 High          Low                             High              Low
                                                 ----          ---                             ----              ---
  1st quarter                                   $ 8.40        $ 7.60                          $ 9.20           $ 8.00
  2nd quarter                                     8.50          6.50                            9.60             8.00
  3rd quarter                                     9.63          7.75                            9.20             8.00
  4th quarter                                     8.87          7.75                            9.20             8.00

The Company has not paid any cash dividends to date.

EARNINGS PER SHARE

At its January 2000 board meeting, the Company approved a stock split in the form of a 25% stock dividend to stockholders of record March 17, and payable March 31, 2000. Earnings per share information reflects this dividend for years 2000, 1999 and 1998.

INDEPENDENT AUDITORS' REPORT
The Board of Directors and Stockholders
Eagle Bancorp, Inc.
Bethesda, Maryland


We have audited the accompanying consolidated balance sheets of Eagle Bancorp, Inc. as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eagle Bancorp, Inc. as of December 31, 2000 and 1999, and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ Stegman & Company
Stegman & Company

Baltimore, Maryland

February 2, 2001

EAGLE BANCORP, INC.
Consolidated Balance Sheets December 31, 2000 and 1999

ASSETS
                                                                                        2000                        1999
                                                                                        ----                        ----
Cash and due from banks                                                          $ 8,931,494                 $ 3,831,763
Interest bearing deposits with other banks                                           115,241                          --
Federal funds sold                                                                 2,121,131                   6,099,872
Investment securities available for sale                                          32,397,623                  36,598,346
Loans - net of allowance for credit losses of
  $1,141,891 and $579,037, respectively                                          116,576,360                  63,276,158
Premises and equipment, net                                                        2,623,715                   2,684,605
Other assets                                                                       1,316,394                     727,575
                                                                               -------------               -------------
           TOTAL ASSETS                                                        $ 164,081,958               $ 113,218,319
                                                                               =============               =============

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Deposits:
    Noninterest-bearing demand                                                  $ 26,232,164                $ 16,240,731
    Interest-bearing transaction                                                  18,926,656                  11,990,458
    Savings and money market                                                      40,672,887                  40,252,998
    Time, $100,000 or                                                             32,838,568                  13,094,189
    Other                                                                         17,186,788                   9,412,671
                                                                               -------------               -------------
          Total deposits                                                         135,857,063                  90,991,047
Customer repurchase agreements                                                    11,078,267                   7,982,910
Short-term borrowings                                                              1,040,000                     275,000
Other liabilities                                                                    584,921                     294,543
                                                                               -------------               -------------
          Total liabilities                                                      148,560,251                  99,543,500

STOCKHOLDERS' EQUITY:

Common stock, $.01 par value; authorized 5,000,000,
  Shares issued and outstanding 2,062,474 (2000) and 1,650,000 (1999)                 20,625                      16,500
Surplus                                                                           16,479,375                  16,483,500
Accumulated deficit                                                               (1,354,890)                 (2,412,453)
Accumulated other comprehensive income (loss)                                        376,597                    (412,728)
                                                                               -------------               -------------

          Total stockholders' equity                                              15,521,707                  13,674,819
                                                                               -------------               -------------

          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                           $ 164,081,958               $ 113,218,319
                                                                               =============               =============

See notes to consolidated financial statements.

EAGLE BANCORP, INC.
Consolidated Statements of Operations for the years ended December 31, 2000, 1999 and 1998

INTEREST INCOME:                                                       2000          1999         1998
                                                                       ----          ----         ----
   Interest and fees on loans                                     $  7,746,282  $ 3,378,751    $   269,265
   Taxable interest and dividends on investment securities           2,468,082    1,517,474        621,985
   Taxable dividends on other investments                                4,761       16,935             --
   Interest on balances with other banks                                 4,219           --             --
   Interest on federal funds sold                                      278,118      256,365        119,338
                                                                  ------------  -----------    -----------

        Total interest income                                       10,501,462    5,169,525      1,010,588
                                                                  ------------  -----------    -----------

INTEREST EXPENSE:
   Interest on deposits                                              4,032,278    1,763,684        241,164
   Interest on customer repurchase agreements                          350,100      245,844         20,499
   Interest on short term borrowings                                   166,888       12,123         15,699
                                                                  ------------  -----------    -----------

       Total interest expense                                        4,549,266    2,021,651        277,362
                                                                  ------------  -----------    -----------

NET INTEREST INCOME                                                  5,952,196    3,147,874        733,226

PROVISION FOR CREDIT LOSSES                                            580,900      423,700        163,800
                                                                  ------------  -----------    -----------

Net Interest Income After Provision
   For Credit Losses                                                 5,371,296    2,724,174        569,426
                                                                  ------------  -----------    -----------

NONINTEREST INCOME:
   Service charges on deposits                                         349,265      172,550          9,177
   Other income                                                         71,967       43,281         13,602
   Loss on sale of investment securities                               (70,685)      (4,490)            --
                                                                  ------------  -----------    -----------

       Total noninterest income                                        350,547      211,341         22,779
                                                                  ------------  -----------    -----------

NONINTEREST EXPENSES:
     Salaries and employee benefits                                  2,445,548    2,033,816      1,087,236
   Premises and equipment expenses                                     889,766      738,925        286,424
Advertising                                                            107,927      101,967         40,409
   Office supplies                                                     100,036       95,635        110,971
   Outside data                                                        252,808      158,515         68,460
   Other expenses                                                      868,195      657,450        398,162
                                                                  ------------  -----------    -----------
       Total noninterest expenses                                    4,664,280    3,786,308      1,991,662
                                                                  ------------  -----------    -----------

INCOME (LOSS) BEFORE INCOME TAX BENEFIT                              1,057,563     (850,793)    (1,399,457)

INCOME TAX BENEFIT                                                          --           --             --
                                                                  ------------  -----------    -----------

NET INCOME (LOSS)                                                 $  1,057,563  $  (850,793)   $(1,399,457)
                                                                  ========================================
INCOME (LOSS) PER SHARE:
   Basic                                                          $       0.51  $     (0.41)   $    (1.29)
   Diluted                                                        $       0.51  $     (0.41)   $    (1.29)

See notes to consolidated financial statements.

EAGLE BANCORP, INC.
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2000, 1999 and 1998

                                                                                           Accumulated
                                                                                           Other          Total
                                                   Common                     Accumulated  Comprehensive  Stockholders'
                                                   Stock       Surplus        Deficit      Income (loss)  Equity
                                                   -----       -------        -------      -------------  -------
Balances at December 31, 1997                     $    --    $        --  $  (162,203)     $       --   $   (162,203)

   Issuance of common stock                        16,500      16,483,500                                 16,500,000

   Net loss                                            --              --  (1,399,457)             --     (1,399,457)

   Other comprehensive income-
     unrealized gain on investment
     securities available for sale                     --              --          --          11,155         11,155
                                                                                                        ------------

   Total other comprehensive
      income (loss)                                    --             --           --              --     (1,388,302)
                                                 --------   ------------  -----------      ----------   ------------

Balances at December 31, 1998                      16,500     16,483,500   (1,561,660)         11,155     14,949,495

   Net loss                                            --             --     (850,793)             --       (850,793)

   Other comprehensive income-
     unrealized loss on investment
     securities available for sale                     --              --          --        (423,883)      (423,883)
                                                                                                        ------------

    Total other comprehensive
      income (loss)                                    --             --           --              --     (1,274,676)
                                                 --------   ------------  -----------      ----------   ------------

Balances at December 31, 1999                    $ 16,500   $ 16,483,500  $(2,412,453)     $ (412,728)  $ 13,674,819

  Issuance of stock dividend                        4,125         (4,125)          --              --             --

   Net income                                                               1,057,563                      1,057,563

  Other comprehensive income-
    unrealized gain on investment
    securities available for sale
  (net of reclassification adjustment of $7,317)                                              789,325        789,325
                                                                                           ----------   ------------

  Total other comprehensive
    income (loss)                                      --             --           --              --      1,846,888
                                                 --------   ------------  -----------      ----------   ------------

Balances at December 31, 2000                    $ 20,625   $ 16,479,375  $(1,354,890)     $  376,597   $ 15,521,707
                                                 ===================================================================

See notes to consolidated financial statements.

EAGLE BANCORP, INC.
Consolidated Statements of Cash Flows for the Years Ended December 31, 2000, 1999 and 1998

                                                                        2000          1999          1998
                                                                        ----          ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                             $ 1,057,563   $ (850,793)    $ (1,399,457)
   Adjustments to reconcile net income (loss) to net cash
       used by operating activities:
       Provision for credit losses                                   580,900      423,700          163,800
       Depreciation and amortization                                 341,062      290,357           58,895
       Loss on sale of investment securities                          70,685        4,490               --
       Increase in other assets                                     (588,819)    (359,343)        (368,232)
       Increase in other liabilities                                 290,378      140,442          110,852
                                                                 -----------   -----------    ------------
         Net cash provided by (used by) in operating activities    1,751,769     (351,147)      (1,434,142)

CASH FLOWS FROM INVESTING ACTIVITIES:
   Increase in interest bearing deposits with other banks          (115,240)            --              --
   Purchases of available for sale investment securities        (48,929,389)   (66,630,069)    (85,904,444)
   Proceeds from maturities of available for sale securities     43,919,437     49,752,192      63,345,900
   Proceeds  from sale of available for sale securities           9,929,314      2,425,347              --
   Decrease (increase) in federal funds sold                      3,978,741       (670,825)     (5,429,047)
   Net increase in loans                                        (53,881,104)   (43,715,734)    (20,147,924)
   Bank premises and equipment acquired                            (280,172)      (578,887)     (2,451,138)
                                                                 -----------   -----------    ------------
      Net cash used in investing activites                      (45,378,411)   (59,417,976)    (50,586,653)


CASH FLOWS FROM FINANCING ACTIVITIES:
   Increase in deposits                                          44,866,016     56,360,154      34,630,893
   Increase in customer repurchase agreements                     3,095,357      5,678,216       2,304,694
   (Decrease) increase in short-term borrowings                     765,000        275,000        (130,000)
   Issuance of common stock                                              --            --       16,500,000
                                                                 -----------   -----------    ------------
      Net cash provided by financing activities                   48,726,373    62,313,370      53,305,587

NET INCREASE IN CASH                                               5,099,731     2,544,247       1,284,792

CASH AND DUE FROM BANKS AT
   BEGINNING OF PERIOD                                             3,831,763     1,292,006           7,214
                                                                 -----------   -----------    ------------

CASH AND DUE FROM BANK AT
   END OF PERIOD                                                  $8,931,494    $3,836,253     $ 1,292,006
                                                                  ========================================

SUPPLEMENTAL CASH FLOWS INFORMATION:
    Interest paid                                                $ 4,346,815   $ 1,963,605     $   222,110
                                                                  ========================================

   See notes to consolidated financial statements.

     EAGLE BANCORP, INC.

     Notes to Consolidated Financial Statements for the Years Ended December 31, 2000, 1999 and 1998

   1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements include the accounts of Eagle Bancorp, Inc. (the "Company") and its subsidiary, EagleBank (the "Bank") with all significant intercompany transactions eliminated. The investment in subsidiary is recorded on the Company's books on the basis of its equity in the net assets of the subsidiary. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States and to general practices in the banking industry. Certain reclassifications have been made to amounts previously reported to conform to the classification made in 2000. The following is a summary of the more significant accounting policies.

     NATURE OF OPERATIONS

     The Company, through its bank subsidiary, provides domestic financial services primarily in Montgomery County, Maryland and Washington, D.C.. The primary financial services include real estate, commercial and consumer lending, as well as traditional demand deposits and savings products.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

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

     ALLOWANCE FOR CREDIT LOSSES

     The allowance for credit losses represents an amount which, in management's judgment, will be adequate to absorb probable losses on existing loans and other extensions of credit that may become uncollectible. The adequacy of the allowance for credit losses is determined through careful and continuous review and evaluation of the loan portfolio and involves the balancing of a number of factors to establish a prudent level. Among the factors considered are lending risks associated with growth and entry into new markets, loss allocations for specific nonperforming credits, the level of the allowance to nonperforming loans, historical loss experience, economic conditions, portfolio trends and credit concentrations, changes in the size and character of the loan portfolio, and management's judgment with respect to current and expected economic conditions and their impact on the existing loan portfolio. Allowances for impaired loans are generally determined based on collateral values. Loans deemed uncollectible are charged against, while recoveries are credited to, the allowance. Management adjusts the level of the allowance through the provision for credit losses, which is recorded as a current period operating expense. The allowance for credit losses may consist of an allocated component and an unallocated component.

     The components of the allowance for credit losses represent an estimation done pursuant to either Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," or SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss may be incurred in an amount different from the amount determined by application of the formula allowance. For other problem graded credits, allowances are established according to the application of credit risk factors. These factors are set by management to reflect its assessment of the relative level of risk inherent in each grade. The unallocated allowance is based upon management's evaluation of various conditions that are not directly measured in the determination of the formula and specific allowances. Such conditions include general economic and business conditions affecting key lending areas, credit quality trends (including trends in delinquencies and nonperforming loans expected to result from existing conditions), loan volumes and concentrations, specific industry conditions within portfolio categories, recent loss experience in particular loan categories, duration of the current business cycle, bank regulatory examination results, findings of outside review consultants, and management's judgment with respect to various other conditions including credit administration and management and the quality of risk identification systems. Executive management reviews these conditions quarterly.

     Management believes that the allowance for credit losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, and independent consultants engaged by the Bank periodically review the Bank's loan portfolio and allowance for credit losses. Such review may result in recognition of additions to the allowance based on their judgments of information available to them at the time of their examination.

     PREMISES AND EQUIPMENT

     Premises and equipment are stated at cost less accumulated depreciation and amortization computed using the straight-line method. Premises and equipment are depreciated over the useful lives of the assets, except for leasehold improvements which are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. The costs of major renewals and betterments are capitalized, while the costs of ordinary maintenance and repairs are expensed as incurred.

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

     NEW ACCOUNTING STANDARDS

     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities- Deferral of the Effective Date of FASB Statement No. 133", requires derivative instruments be carried at fair value on the balance sheet. The statement continues to allow derivative instruments to be used to hedge various risks and sets forth specific criteria to be used to determine when hedge accounting can be used. The statement also provides for offsetting changes in fair value or cash flows of both the derivative and the hedged asset or liability to be recognized in earnings in the same period; however, any changes in fair value or cash flow that represent the ineffective portion of a hedge are required to be recognized in earnings and cannot be deferred. For derivative instruments not accounted for as hedges, changes in fair value are required to be recognized in earnings.

     The Company adopted the provisions of this statement, as amended, for its quarterly and annual reporting beginning January 1, 2001, the statement's effective date. The impact of adopting the provisions of this statement did not have an effect on the Company's financial position, results of operations and cash flows because the Company did not participate in any derivative instruments.

   2 CASH AND DUE FROM BANKS

     Regulation D of the Federal Reserve Act requires that banks maintain reserve balances with the Federal Reserve Bank based principally on the type and amount of their deposits. During 2000, vault cash held at the Bank and included in Cash and Due from Banks was sufficient to meet these reserve requirements. However, the Bank did maintain balances with the Federal Reserve in order to conduct business and partially compensate for services. In addition, the Bank maintained balances with the Federal Home Loan Bank and two domestic correspondents as compensation for services they provided to the Bank.

   3 INVESTMENTS AVAILABLE FOR SALE

     The amortized cost and estimated fair values of investments available for sale at December 31, 2000 and 1999 are as follows:

                                                                              Gross           Gross            Estimated
                                                                Amortized     Unrealized      Unrealized       Fair
                   2000                                         Cost          Gains           Losses           Value
                   ----                                         ----          -----           ------           -----
     U. S. Treasury securities                              $  1,500,000     $    6,570        $       --   $  1,506,570
     U. S. Government Agency securities                       29,617,937        445,153           (75,588)    29,987,502
     Federal Reserve and Federal Home Loan Bank stock            627,200             --                --        627,200
     Other equity investments                                    275,889         26,216           (25,754)       276,351
                                                            ------------     ---------         ---------    ------------
                                                            $ 32,021,026     $  477,939        $ (101,342)  $ 32,397,623
                                                            ============================================================

                                                                              Gross           Gross            Estimated
                                                                Amortized     Unrealized      Unrealized       Fair
                   1999                                         Cost          Gains           Losses           Value
                   ----                                         ----          -----           ------           -----
     U. S. Treasury securities                              $  1,498,308     $       --        $   (3,933)  $  1,494,375
     U. S. Government Agency securitie                        34,970,060             --          (403,304)    34,566,756
     Federal Reserve Bank stock                                  271,100             --                --        271,100
     Other equity investments                                    271,606         43,546           (49,037)       266,115
                                                            ------------     ---------         ---------    ------------
                                                            $ 37,011,074     $   43,546        $ (456,274)  $ 36,598,346
                                                            ============================================================

     Exclusive of one step-up security, an agency security due February 2002, all securities, other than equity securities, are fixed rate.

     The amortized cost and estimated fair values of investments available for sale at December 31, 2000 and 1999 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                            2000                           1999
                                                                --------------------------------------------------------------
                                                                Amortized     Estimated Fair  Amortized        Estimated Fair
                                                                Cost          Value           Cost             Value
                                                                ----          -----           ----             -----
     Amounts maturing:
        One year or less                                     $  6,639,920     $  6,619,543    $  16,926,998   $ 16,894,549
        After one year through five years                      17,804,207       18,047,053       18,037,897     17,726,572
        After five years through ten years                      6,673,810        6,827,476        1,503,473      1,440,010
     Investments in FRB, FHLB and  other equity securities        903,089          903,551          542,706        537,215
                                                              -----------      -----------     ------------   ------------
                                                             $ 32,021,026     $ 32,397,623    $  37,011,074   $ 36,598,346
                                                             =============================================================

     Realized losses on sale of investment securities were $70,685 in 2000, and $4,490 in 1999 and $0 in 1998. Proceeds from sales of AFS securities in 2000 were $9,929,314 and in 1999 $2,425,347.

     The weighted average yields of the investment portfolio at December 31, 2000 and 1999 were as follows:

                                                                                         2000                            1999
                                                                                         ----                            ----
     One year or less                                                                   5.61%                           5.51%
     After one year through five years                                                  7.06%                           5.54%
     After five years through ten years                                                 7.30%                           6.69%
     Total weighted average yield exclusive
        of equity securities                                                            6.96%                           5.54%

   4 LOANS AND ALLOWANCE FOR CREDIT LOSSES

     The Bank makes loans to customers primarily in Montgomery County, Maryland. A substantial portion of the Bank's loan portfolio consists of loans to businesses secured by real estate and other business assets.

     Loans, net of amortized deferred fees, at December 31, 2000 and 1999 are summarized by type as follows:

                                                                                         2000                            1999
                                                                                         ----                            ----
     Commercial                                                                  $ 37,103,778                    $ 25,759,790
     Real Estate                                                                   58,214,291                      29,216,878
     Construction                                                                   9,952,111                       3,545,143
     Individual                                                                    12,425,520                       5,295,595
     Other                                                                             22,551                          37,789
                                                                                -------------                    ------------
         Total loans                                                              117,718,251                      63,855,195
            Less: allowance for credit losses                                      (1,141,891)                       (579,037)
                                                                                -------------                    ------------

     Loans, net                                                                 $ 116,576,360                    $ 63,276,158
                                                                                =============                    ============

     Loans, net of amortized deferred fees, at December 31, 2000, are summarized by maturity as follows:

                                                                              1 year to                        Greater than
                                                 1 year                       5 years                          5 years
                                                 ------                       -------                          -------
     Commercial                                  $ 15,547,282                  $ 16,200,166                     $ 5,356,330
     Real Estate                                   13,153,300                    14,612,429                      42,286,562
     Construction                                   9,238,456                       713,655                              --
     Individual                                     1,585,938                     8,828,797                      20,107,785
     Other                                             22,551                            --                              --
                                                 ------------                  ------------                    ------------
         Total loans                             $ 27,709,527                  $ 40,355,047                    $ 49,653,677
                                                 ============                 =============                    ============

     Of loans which mature after one year $168,828,743 are floating rate and $73,179,981 are fixed rate, or have rate adjustment features greater than one year but five years or less.

     Activity in the allowance for credit losses for the years ended December 31, 2000, 1999 and 1998 is shown below:

                                                           2000                          1999                            1998
                                                           ----                          ----                            ----
     Balance at beginning of year                    $  579,037                    $  163,800                        $     --
     Provision for credit losses                        580,900                       423,700                         163,800
     Loan charge-offs - individual                      (18,046)                      (10,975)                             --
     Loan recoveries - individual                           --                          2,512                              --
                                                    ----------                     ---------                         --------

     Balance at end of year                         $ 1,141,891                    $  579,037                      $  163,800
                                                    ===========                    ==========                      ==========

     Net loan charge offs to average outstanding loans was 0.02% for 2000 and 1999 .

     As of December 31, 2000 and 1999 and for the years then ended, there were no loans classified as impaired under SFAS No. 114.

   5 PREMISES AND EQUIPMENT

     Premises and equipment include the following at December 31:

                                                                         2000                             1999
                                                                         ----                             ----
     Leasehold improvements                                       $ 1,475,573                     $  1,442,820
     Furniture and equipment                                        1,838,459                        1,591,037
        Less accumulated depreciation
          and amortization                                           (690,317)                        (349,252)
                                                                  ----------                      -----------

     Premises and equipment, net                                  $ 2,603,715                     $  2,684,605
                                                                  ===========                     ============

     The Company occupies banking and office space in five locations under noncancellable lease arrangements accounted for as operating leases. The initial lease periods range from 5 to 10 years and provide for one or more 5-year renewal options. The leases provide for percentage annual rent escalations and require that the lessee pay certain operating expenses applicable to the leased space. Rent expense applicable to operating leases amounted to $357,164 in 2000. At December 31, 2000, future minimum lease payments under noncancellable operating leases having an initial term in excess of one year are as follows:

     Years ending December 31:

                   2001                              $  515,239
                   2002                                 501,862
                   2003                                 512,564
                   2004                                 463,675
                   2005                                 441,034
             Thereafter                               1,745,096
                                                    -----------
         Total minimum lease payments               $ 4,179,470
                                                    ===========

     Total minimum lease payments include commitment on a lease for a new office at 2001 K Street, NW Washington, DC to be occupied in May 2001. Lease payments on the K Street office commenced in February 2001.

   6 DEPOSITS

     The remaining maturity of certificates of deposit $100,000 or more at December 31, 2000 are as follows:

                                                 2000                         1999
                                                 ----                         ----
     Three months or less                   $ 9,408,908                   $ 3,587,999
     More than three months
        through six months                    3,581,172                       875,071
     More than six months
        through twelve months                14,871,712                     4,676,292
     Over twelve months                       4,976,776                     3,954,827
                                            -----------                   -----------

                                            $32,838,568                  $ 13,094,189
                                            ===========                  ============

          Interest expense on deposits for the years ended December 31, 2000 and 1999 is as follows:

                                                           2000                          1999                            1998
                                                           ----                          ----                            ----
     Interest bearing transaction                    $  294,588                    $  154,156                       $  23,694
     Savings and money market                         1,772,290                       873,933                          97,547
     Time, $100,000 or more                           1,325,140                       407,010                          64,726
     Other time                                         640,260                       328,585                          55,197
                                                    -----------                   -----------                      ----------
                                                    $ 4,032,278                   $ 1,763,684                      $  241,164
                                                    ===========                   ===========                      ==========

     As of December 31, 2000, the Bank held $15,426,000 in deposits, from one relationship, which, for regulatory reporting purposes, are considered brokered deposits.

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

     Securities sold under repurchase agreements

                                                             2000                                          1999
                                                 -----------------------------                --------------------------------
                                                 Amount         Rate                          Amount           Rate
                                                                                                               <C
     At Year-End                                 $11,078,267 2.96%-5.75%                       $  7,982,910    2.96%-4.17%

     Average for the Year                          8,485,004       4.16%                          6,039,196          4.07%


     Maximum month-end balance                    12,062,285 2.96%-5.75%                          9,038,672    2.96%-4.17%

   8 SHORT-TERM BORROWINGS

     The Bank has commitments from correspondent banks under which it can purchase up to $9,500,000 in federal funds and secured reverse repurchase agreements on a short-term basis. The Bank also could take Federal Home Bank advances up to $5,000,000. The Company has a line of credit approved for $600,000 secured by Federal agency securities against which it had borrowings outstanding of $540,000 At December 31, 2000, and the Bank had Federal Funds purchased of $500,000 in addition to customer repurchase agreements. The Company's borrowing was drawn on November 20, 2000 and repaid January 19, 2001. The Company had borrowings outstanding of $275,000 at December 31, 1999.

                                                             2000                           1999
                                                 --------------------------------------------------------------
                                                 Amount         Rate                          Amount           Rate
                                                 ------         ----                          ------           -----
     At Year-End
        Federal Home Loan Bank advances          $        --       --                         $      --           --
        Commercial Repurchase Agreements                  --       --                                --           --
        Other short-term borrowings                1,040,000    7.09%                           275,000        6.59%
                                                 ------------   -----                         ---------       -----
              Total                              $ 1,040,000    7.09%                       $   275,000        6.59%
                                                 ------------                                 --------

     Average for the Year
        Federal Home Loan Bank advances          $  1,243,169   6.92%                       $        --           --
        Commercial Repurchase Agreements              835,616   6.88%                                --           --
        Other short-term borrowings                   308,325   7.58%                       $   239,836        5.05%
                                                 ------------   -----                         ---------       -----
              Total                              $  2,387,110   6.99%                       $   239,836        5.05%
                                                 ------------                                 ---------


     Maximum month-end balance
        Federal Home Loan Bank advances            $  5,000,000                             $        --
        Commercial Repurchase Agreements              7,000,000                                      --
        Other short-term borrowings                $  2,100,000                             $ 1,700,000

   9 INCOME TAXES

     Federal and state income tax expense (benefit) consist of the following:

                                                                          Periods Ended December 31,
                                                                -----------------------------------------------
                                                                         2000            1999             1998
                                                                         ----            ----             ----
     Current federal income tax                                      $     --        $     --        $      --
     Current state income tax                                              --              --               --
     Deferred federal income tax expense (benefit)                         --              --               --
     Deferred state income tax expense (benefit)                           --              --               --
                                                                     --------        --------        ---------

         Total income tax expense (benefit)                          $      -        $      -        $       -
                                                                     =========================================

     The following table is a summary of the tax effect of temporary differences that give rise to significant portions of deferred tax assets:

                                                                          Periods Ended December 31,
                                                                -----------------------------------------------
                                                                         2000            1999             1998
                                                                         ----            ----             ----
     Deferred tax assets:
         Allowance for credit losses                               $  257,482      $  125,822      $    63,260
        Deferred loan fees and costs                                   44,144          24,791           16,070
        Start-up costs                                                 30,369          42,516               --
        Net operating loss carryforwards                              165,984         670,463          531,534
        Tax on unrealized loss on securities
          available for sale                                               --         101,588               --
                                                                   ----------      ----------      -----------
     Gross deferred tax assets                                        497,979         965,180          610,864
        Less valuation allowance                                     (279,178)       (903,240)        (558,288)
                                                                   ----------      ----------      -----------
     Total deferred tax assets                                       218,801          61,940           52,576
                                                                   ----------      ----------      -----------

     Deferred tax liabilities:
        Tax on unrealized gain on securities
          available for sale                                        (128,043)               -          (4,308)
        Premises and equipment                                       (90,758)        (61,940)         (48,268)
                                                                   ----------      ----------      -----------

     Net deferred income taxes                                     $      --       $     --        $       ---
                                                                   ===========================================

     A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate follows:

                                                                          Periods Ended December 31,
                                                                -----------------------------------------------
                                                                         2000            1999             1998
                                                                         ----            ----             ----
     Statutory federal income tax rate                                  34.0%           34.0%            34.0%
     State income taxes, net of federal
        income tax benefit                                                  0               0
                                                                                                           4.6
     Valuation allowance                                                34.0%           34.0%            (38.6)
                                                                        -----           -----            -----
     Effective tax rates                                                 0.0%            0.0%             0.0%
                                                                        ======================================

     At December 31, 2000, the Company had approximately $488,000 in tax loss carryforwards, which expire between 2017 and 2020. Realization depends on generating sufficient taxable income before the expiration of the loss carryforwards. The amount of loss carryforward available for any one year may be limited if the Company is subject to the alternative minimum tax.

  10 EARNINGS PER COMMON SHARE

     In the following table, basic earnings per share is derived by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding and does not include the effect of any potentially dilutive common stock equivalents. The diluted earnings per share calculation method is derived by dividing net income by the weighted-average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options.

     The calculation of net income (loss) per common share for the years ended December 31 was as follows:

                                                                         2000            1999             1998
                                                                         ----            ----             ----
     Basic:
     Net income (loss) allocable to common
       stockholders                                               $ 1,057,563    $   (850,793)    $ (1,399,457)
     Average common shares outstanding
                                                                    2,062,474       2,062,474        1,084,931
     Basic net income (loss) per share                            $      0.51    $      (0.41)    $      (1.29)

     Diluted:
     Net income (loss) allocable to common
       stockholders                                               $ 1,057,563    $   (850,793)    $ (1,399,457)
     Average common shares outstanding
                                                                    2,062,474       2,062,474        1,084,931
         Adjustment for stock options                                  22,097              --               --
         Average common shares outstanding-diluted                  2,084,571       2,062,474        1,084,931
     Diluted net income (loss) per share                            $    0.51     $     (0.41)     $     (1.29)

  11 RELATED PARTY TRANSACTIONS

     Certain directors and executive officers have loan transactions with the Company. Such loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with outsiders. The following table summarizes changes in amounts of loans outstanding, both direct and indirect, to those persons during 2000 and 1999.

                                                                         2000            1999
                                                                         ----            ----
     Balance at January 1                                         $ 1,649,311      $  229,437
     Additions                                                      1,414,941       1,903,723
     Repayments                                                    (1,062,904)       (483,849)
                                                                  -----------     -----------
     Balance at December 31                                       $ 2,001,348     $ 1,649,311
                                                                  ===========================

  12 STOCK OPTION PLAN

     The shareholders, at their May 14, 1998 meeting, approved the Eagle Bancorp, Inc. 1998 Stock Option Plan ( the "Plan"). The plan provides for the granting of incentive and nonqualifying options to selected key employees and members of the Board on a periodic basis. Options for not more than 309,375 shares of common stock may be granted under the Plan and the term of such options shall not exceed ten years.

     Following is a summary of changes in shares under option for the years indicated:

                                                                              Year Ended December 31,
                                                 -----------------------------------------------------------------------------------
                                                            2000                        1999                        1998
                                                            ----                        ----                        ----
                                                             Weighted                    Weighted                     Weighted
                                                 Number      Average        Number       Average         Number       Average
                                                 of Shares   Exercise Price of Shares    Exercise Price  of Shares    Exercise Price
     Outstanding at beginning of year            218,750    $    8.00      186,875      $     8.00           --        $    --

     Granted                                      22,191         8.12       33,125            8.00      186,875           8.00
     Exercised                                        --         0.00        --               0.00           --           0.00
     Cancelled                                    (1,250)       (8.00)      (1,250)          (8.00)          --             --
                                                 -------       ------      -------          ------      -------           ----
     Outstanding at end of year                  239,691         8.01      218,750            8.00      186,875           8.00
                                                 =======                   =======                      =======

     Weighted average fair value of options
        granted during the year                             $    4.43                   $     3.54                     $    --
                                                            ==========                  ===========                    =======
     Weighted average remaining contract life               8.59 years

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the years ended December 31, 2000 and 1999. Because the options granted in 1998 were subject to stockholder approval at the May 14, 1999 stockholders' meeting, they are treated as if they were granted in 1999 for the purpose of calculating stock-based compensation disclosures.

                                                                         2000            1999
                                                                         ----            ----
                                     Dividend yield                     0.00%           0.00%
                                     Expected volatility               10.00%          10.00%
                                     Risk free interest            5.28-6.46%      5.70-6.92%
                                     Expected lives (in years)             10              10

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-based Compensation" (SFAS 123), but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its Plan. No compensation expense related to the Plan was recorded during the year ended December 31, 1999. If the Company had elected to recognize compensation cost based on fair value at the grant dates for awards under the Plan consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been changed to the pro forma amounts as follows for the years ended December 31,

                                                                         2000            1999
                                                                         ----            ----
                        Net Income (loss):
                           As reported                            $ 1,057,563    $  (850,793)
                           Pro forma
                                                                      975,408     (1,076,094)
                        Basic net income (loss) per share:
                           As reported                              $    0.51     $    (0.41)
                           Pro forma                                     0.47          (0.52)

                        Diluted net income (loss) per share:
                           As reported                              $    0.51     $    (0.41)
                           Pro forma                                     0.47          (0.52)


     The pro forma amounts are not representative of the effects on reported net income for future years.

  13 EMPLOYEE BENEFIT PLANS

     The Company has a 401(k) Plan covering all employees who have reached the age of 21 and have completed at least one month of service as defined by the Plan. The Company made contributions to the Plan of approximately $46,500, $41,000 and $9,000 in 2000, 1999 and 1998, respectively. These amounts are included in salaries and employee benefits in the accompanying Consolidated Statements of Operations.

  14 COMMITMENTS AND CONTINGENCIES

     Various commitments to extend credit are made in the normal course of banking business. Letters of credit are also issued for the benefit of customers. These commitments are subject to loan underwriting standards and geographic boundaries consistent with the Company's loans outstanding.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

     Outstanding loan commitments and lines and letters of credit at December 31, 2000 and 1999 are as follows:

                                                                         2000            1999
                                                                         ----            ----
     Loan commitments                                            $ 20,207,000     $ 3,425,000
     Unused lines of credit                                        23,807,000      10,896,000
     Letters of credit                                              2,313,000       1,146,000

     Because most of the Company's business activity is with customers located in the Washington, DC, metropolitan area, a geographic concentration of credit risk exists within the loan portfolio, and, as such, its performance will be influenced by the economy of the region.

     In the normal course of business, the Company may become involved in litigation arising from banking, financial, and other activities. At December 31, 2000, the Company was not involved in any litigation. liability, if any, arising out of these matters will have a material effect on the Company's financial condition, operating results or liquidity.

  15 REGULATORY MATTERS

     The Company and Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary- actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weighing, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios (set forth in the table below) of total Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31,

     2000 and 1999, that the Company and Bank meet all capital adequacy requirements to which they are subject.

     The actual capital amounts and ratios for the Company and Bank as of December 31, 2000 and for the Bank as of December 31, 1999 are presented in the table below:

                                                                                                                  To Be Well
                                                                                                       For Capital Capitalized Under
                                                   Company                       Bank                     Adequacy Prompt Corrective
     In thousands                                  Actual*                       Actual                        Purposes Action
                                                                                                                 Provisions**
                                         -------------------------------------------------------------------------------------------
     As of December 31, 2000                    Amount         Ratio        Amount          Ratio            Ratio          Ratio
                                                ------         -----        ------          -----            -----          -----
      Total capital (to risk-weighted
     assets)                                $   16,287         12.7%    $   15,217          11.9%             8.0%          10.0%

     Tier 1 capital (to risk-weighted
     assets)                                $   15,145         11.8%        14,075          11.0%             4.0%           6.0%

     Tier 1 capital (to average assets)     $   15,145         9.60%        14,075           9.0%             3.0%           5.0%


     As of December 31, 1999
     Total capital (to risk-weighted assets)                             $   9,858          11.4%             8.0%          10.0%

     Tier 1 capital (to risk weighted assets)                                               10.4%             4.0%           6.0%
                                                                             9,283

     Tier 1 capital ( to average assets)                                                     9.4%             3.0%           5.0%
                                                                             9,283

     * Capital guidelines do not apply to the Company in 1999
     ** Applies to Bank only

     Bank and holding company regulations, as well as Maryland law, impose certain restrictions on dividend payments by the Bank, as well as restricting extension of credit and transfers of assets between the Bank and the Company. At December 31, 2000, the Bank was restricted from paying dividends to its parent company.

  16 FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" (SFAS No. 107), requires the disclosure of estimated fair values for financial instruments. Quoted market prices, if available, are utilized as an estimate of the fair value of financial instruments. Because no quoted market prices exist for a portion of the Company's financial instruments, the fair value of such instruments has been derived based on management's assumptions with respect to future economic conditions, the amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimates. Accordingly, the net realizable value could be materially different from the estimates presented below. In addition, the estimates are only indicative of individual financial instruments' values and should not be considered an indication of the fair value of the Company taken as a whole.

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

     The estimated fair values of the Company's financial instruments at December 31, 2000 and 1999 are as follows:

                                                                                 2000                           1999
                                                                     -------------------------------------------------------------
                                                                          Carrying            Fair        Carrying           Fair
     (in thousands)                                                          Value           Value           Value          Value
                                                                             -----           -----           -----          -----
     ASSETS:
     Cash and due from banks                                             $   8,931        $   8,931     $     3,832     $    3,832
     Interest bearing deposits with other banks                                115             116               --             --
     Federal funds sold                                                      2,121           2,121            6,100          6,100
     Investment securities                                                  32,398          32,398           36,598         36,598
     Loans, net                                                            116,576         116,516           63,276         63,253

     LIABILITIES:
     Noninterest bearing deposits                                           26,232          26,232           16,241         16,240
     Interest-bearing deposits                                             109,625         109,794           74,750         68,491
     Borrowings                                                             12,118          12,139            8,168          8,168

  17 QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following table reports the unaudited results of operations for each quarter during 2000 and 1999:

                                                                                  2000
                                                      -------------------------------------------------------------
                                                              Fourth         Third          Second           First
                                                              ------         -----          ------           -----
                                                             quarter       quarter         quarter         quarter
                                                             -------       -------         -------         -------
     Total interest income                               $ 3,166,998   $ 2,747,889     $ 2,487,551    $  2,099,024
     Total interest expense                                1,441,974     1,219,649       1,030,782         856,861
     Net interest income                                   1,725,024     1,528,240       1,456,769       1,242,163
     Provision for credit losses                             249,400       104,000         104,500         123,000
     Net interest income
        after provision for credit losses                  1,475,499     1,424,240       1,352,269       1,119,163
     Noninterest income                                      100,841       121,947          52,002          75,757
     Noninterest expense                                   1,313,975     1,158,648       1,124,150       1,067,507
     Net income before income
        taxes                                                262,490       387,539         280,121         127,413
     Income tax benefit                                           --            --              --              --
     Net income                                              262,490       387,539         280,121         127,413

     Income per share (basic and diluted are equal)        $    0.12     $    0.19       $    0.14      $     0.06

                                                                                  1999
                                                      -------------------------------------------------------------
                                                               Fourth         Third          Second          First
                                                              quarter       quarter         quarter         quarter
                                                      -      -------       -------         -------          -------
     Total interest income                               $ 1,771,930   $ 1,350,383     $ 1,125,029     $   922,183
     Total interest expense                                  695,443       498,795         433,132         394,281
     Net interest income                                   1,076,487       851,588         691,897         527,902
     Provision for credit losses                              98,000       139,000         120,700          66,000
     Net interest income
        after provision for credit losses                    978,487       712,588         571,197         461,902
     Noninterest income                                       77,232        56,501          46,478          35,620
     Noninterest expense                                   1,074,618       940,628         916,411         859,141
     Loss before income taxes                                (18,899)     (171,539)       (298,736)       (361,619)
     Income tax benefit                                           --            --              --              --
     Net loss                                                (18,899)     (171,539)       (298,736)       (361,619)

         Loss per share (basic and diluted are equal)    $     (0.01)    $   (0.08)     $    (0.14)    $     (0.18)

                                                                                  1998
                                                      -------------------------------------------------------------
                                                              Fourth         Third          Second            First
                                                             quarter       quarter          quarter         quarter
                                                      -      -------       -------         -------          -------
     Total interest income                                 $ 564,307     $ 242,220       $ 180,615      $   23,446
     Total interest expense                                  216,994        44,669          10,617           5,082
     Net interest income                                     347,313       197,551         169,998          18,364
     Provision for credit losses                             134,500        29,300              --              --
     Net interest income
        after provision for credit losses                    212,813       168,251         169,998          18,364
     Noninterest income                                       17,921         4,858              --              --
     Noninterest expense                                     861,904       697,462         308,577         123,719
     Loss before income taxes                               (631,170)     (524,353)       (138,579)       (105,355)

     Loss per share (basic
        and diluted are equal)                             $   (0.59)    $   (0.48)      $   (0.22)     $       --


  18 PARENT COMPANY FINANCIAL INFORMATION

     Condensed financial information for Eagle Bancorp, Inc. (Parent Company only) is as follows:

     CONDENSED BALANCE SHEETS

     December 31, 2000, and 1999

     ASSETS:                                                             2000                             1999
                                                                         ----                             ----
        Cash                                                     $     34,428                    $     313,784
        Investment securities available for sale                    1,040,181                        4,247,936
       Loans, net of allowance for credit losses of
          2000- $0, 1999-$4,500                                       535,000                          457,121
     Investment in subsidiary                                      14,437,543                        8,888,187
     Other assets                                                      22,520                           48,457
                                                                 ------------                    -------------

         TOTAL ASSETS                                            $ 16,069,672                    $  13,955,485
                                                                 ============                    =============

     LIABILITIES:
        Accounts payable                                         $      7,965                    $       5,666
        Short-term borrowing                                          540,000                          275,000
                                                                 ------------                    -------------
            Total liabilities                                         547,965                          280,666
                                                                 ------------                    -------------

     STOCKHOLDERS' EQUITY:
         Common stock                                                  20,625                           16,500
         Surplus                                                   16,479,375                       16,483,500
         Accumulated deficit                                       (1,354,890)                      (2,412,453)
         Accumulated other comprehensive (loss) income                376,597                         (412,728)
                                                                 ------------                    -------------
             Total stockholders' equity                            15,521,707                       13,674,819

         TOTAL LIABILITIES AND STOCK-
            HOLDERS' EQUITY                                      $ 16,069,672                    $  13,955,485
                                                                 ============                    =============

     CONDENSED STATEMENTS OF OPERATIONS

     For the Years Ended December 31, 2000, 1999 and 1998

                                                                         2000                       1999                     1998
                                                                         ----                       ----                     ----
     INCOME-Interest and dividends                                 $  169,012                  $ 461,309               $  450,387
                                                                  -----------              --------------           -------------

     EXPENSES:
         Salaries and employee benefits                                19,977                     20,381                  226,475
         Interest expense                                               7,334                     12,123                   15,699
         Rent expense                                                      --                         --                   52,721
         Legal and professional                                        13,395                     25,972                   83,755
         Directors' fees                                               24,200                     28,200                   21,500
         Other                                                         88,188                     87,821                  120,893
                                                                  -----------              --------------           -------------
              Total expenses                                          153,094                    174,497                  521,043
                                                                  -----------              --------------           -------------

     INCOME (LOSS) BEFORE INCOME TAX BENEFIT AND
     EQUITY IN UNDISTRIBUTED LOSS OF
     SUBSIDIARY                                                        15,918                    286,812                  (70,656)
     INCOME TAX BENEFIT                                                    --                         --                       --
                                                                  -----------              --------------           -------------

     INCOME (LOSS) BEFORE EQUITY IN UNDISTRIBUTED
     LOSS OF SUBSIDIARY                                                15,918                    286,812                  (70,656)

     EQUITY IN UNDISTRIBUTED INCOME (LOSS)
      OF SUBSIDIARY                                                 1,041,645                 (1,137,605)              (1,328,801)
                                                                  -----------              --------------           -------------

     NET INCOME (LOSS)                                            $ 1,057,563              $    (850,793)            $ (1,399,457)
                                                                  ===========              ==============           =============

     CONDENSED STATEMENTS OF CASH FLOWS

     For the Years Ended December 31, 2000, 1999 and 1998

                                                                         2000                       1999                     1998
                                                                         ----                       ----                     ----
     NET INCOME (LOSS)                                            $ 1,057,563              $    (850,793)           $  (1,399,457)

     ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET
        CASH PROVIDED BY OPERATING ACTIVITIES:

        Provision for credit losses                                    (4,500)                    (2,300)                   6,800
        Equity in undistributed loss of subsidiary                 (1,041,645)                 1,137,605                1,328,801
        Decrease (increase) in other assets                            25,937                     35,649                  (80,274)
        (Decrease) increase in accounts payable                         2,301                     (3,481)                 (34,102)
                                                                  -----------              -------------            -------------

           Net cash provided (used) by operating activities            39,656                    316,680                 (178,232)
                                                                  -----------              -------------            -------------

     CASH FLOW FROM INVESTING ACTIVITIES

        Net decrease (increase) in loans                             (73,379)                  4,227,979               (4,689,600)
        Net decrease (increase) in investment securities
            available for sale                                      3,239,368                 (1,082,302)              (3,182,955)
        Investment in subsidiary                                   (3,750,000)                (3,500,000)              (8,250,000)
                                                                  -----------              -------------            -------------

           Net cash used in investing activities                     (584,011)                  (354,323)             (16,122,555)
                                                                  -----------              -------------            -------------

     CASH FLOWS FROM FINANCING ACTIVITIES:
        Issuance of common stock                                           --                         --               16,500,000
        Short-term borrowings                                         265,000                    275,000                 (130,000)
                                                                  -----------              -------------            -------------

           Net cash provided by financing activities                  265,000                    275,000               16,370,000
                                                                  -----------              -------------            -------------

     NET (DECREASE) INCREASE IN CASH                                 (279,355)                   237,357                   69,213


     CASH AT BEGINNING OF PERIOD
                                                                     313,784                      76,427                    7,214
                                                                  -----------              -------------            -------------
     CASH AT END OF PERIOD                                        $   34,429              $      313,784            $     761,427
                                                                  ===========              =============            =============

EAGLEBANK OFFICER LIST
MARCH 2001


H.L. Ward *              President/Chief Executive Officer
Thomas D. Murphy *       Executive Vice President/Chief Operating Officer
Susan G. Riel *          Senior Vice President/Senior Operations Officer
Martha Foulon-Tonat*     Senior Vice President/Chief Commercial Lender
Wilmer L. Tinley *       Senior Vice President/Chief Financial Officer
Richard L. Bernardi      Senior Vice President/Senior Real Estate Lender
Lawrence J. Bolton       Senior Vice President/Regional Manager - Silver Spring
William A. Gallagher     Senior Vice President/Commercial Lender
R. Frederick Marsden     Senior Vice President/ Consumer Lending
Stefanie J. Boss         Vice President/Regional Manager - Rockville
Deborah L. Colliton      Vice President/Regional Manager - Bethesda
Andrew C. Fuller         Vice President/SBA Lending
Angelia D. House         Vice President/Assistant Controller
Deborah J. Keller        Vice President/Branch Manager  - Silver Spring
Scott W. Palmer          Vice President/Real Estate Lending
Sandra T. Paregol        Vice President
Donna J. Barringham      Assistant Vice President/Construction/Perm Loan Manager
John A. Bettini          Assistant Vice President/Commercial Lending
Linda Lacy               Assistant Vice President/Operations Officer
Michele Midlo            Assistant Vice President/Corporate Secretary
Joan Y.S. Pawloski       Assistant Vice President/Loan Administration Officer
David S. Gruntfest       Internal Auditor
Kai M. Hills             Branch Officer/Branch Manager - Bethesda
Susan M. Lewis           Branch Officer/Branch Manager - Sligo
Alice R. King            Consumer Credit Officer


* Executive Committee


EAGLE BANCORP, INC.
FOUNDERS ADVISORY BOARD

Leslie      Alperstein               President                  Washington Analysis
Joshua      Freeman                  CEO                        Carl Freeman Associates
Mitchell    Herman                   President                  Dana Creative Concepts Corporation
Robert      Reaves                   President                  R.M. Thornton, Inc.
Carl        Trevisan                 Senior Vice President      Smith Barney, Inc.
John        Townsend, Jr.            President                  Bogman, Inc.

BRANCH LOCATIONS


BETHESDA
7815 Woodmont Avenue
Bethesda, MD 20814
(301) 986-1800

ROCKVILLE
110 North Washington Street
Rockville, MD 20850
(301) 738-9600

SILVER SPRING
8677 Georgia Avenue
Silver Spring, MD 20910

SLIGO AVENUE
850 Sligo Avenue
Silver Spring, MD 20910
(301) 565-0116

K STREET
2001 K Street, N.W.
Washington, D.C. 20006
(202) 296-6886