Form 10KSB, Exhibit 13
period 2001-12-31
EAGLE BANCORP INC
filed 2002-03-29
CIK 1050441

EXHIBIT 13

                                                                 [Logo]

                                                                 2001
                                                                 ANNUAL REPORT


















                                                     [Logo]  Eagle Bancorp, Inc.

[photos omitted]

To Our Shareholders:

We are extremely pleased with the results of our operations for the year 2001, as reflected in this Annual Report. Our net income for 2001, before income taxes, was $2,023,000, which is 91% greater than that of 2000. Net income after taxes (and including security gains) was $1,754,000 which exceeded 2000 results by more than 66%. Total assets of $237 million and loans of $186 million reflect increases of 44% and 60% respectively.

These extraordinary results were achieved in a year in which the economy and banks in general felt the impact of increased unemployment, decreased profits and large losses in the securities markets. To reflect these changing economic conditions, we increased our loan loss reserves by 20% or approximately $400 thousand. We were most fortunate not to have had any significant losses during the year and our loan portfolio continues to be strong and of high quality. Even with the change in the economy, as of December 31, 2001 our total past due loans and leases were $91,000 or less than 0.5% of our loan portfolio. Our total delinquencies in excess of 90 days were just $19,000. Despite the increases in our reserves and extensive capital expenditures to fund our growth, we still achieved the excellent results that are noted above and detailed throughout our report.

We continue to expand and grow. In addition to our District of Columbia branch, that opened in June 2001, we opened our sixth branch in Shady Grove on March 18, 2002. We anticipate that, with the significant growth in the Rockville/Gaithersburg areas, Shady Grove will be very successful. In addition, our high concentration of medical and healthcare businesses will be better served by a location in the Shady Grove area.

     Our success is due to several factors.  They include:

     o An active and productive Board of Directors. During the year EagleBank was fortunate to add two new directors, Phyllis D. Thompson and Neal R. Gross, both of whom will enhance our presence in the District of Columbia.
     o A staff which is second to none, led by a team of five senior officers who comprise the majority of our Executive Committee and whose talents and experience have combined to provide the smooth and efficient vehicle that is driving our excellent results. They are H.L. Ward, President & CEO; Thomas D. Murphy, Executive Vice President & Chief Operations Officer; Susan G. Riel, Senior Vice President & Chief Administrative Officer; Martha Foulon-Tonat, Senior Vice President & Chief Lending Officer and Wilmer L. Tinley, Senior Vice President & Chief Financial Officer.
     o Our dedication to personal, prompt and competitive service and products which have attracted considerable business from our larger, highly structured and impersonal competition. We intend to maintain these qualities as we continue to grow and will never compromise this critical ingredient of EagleBank's success.

We are extremely excited about the upcoming year. The growth and earnings momentum that we have experienced over the past three years should continue well into the future. The growth of our loan portfolio continues, without compromising credit quality. We are proud of the growth in our Home Equity Product as well as our newly formed SBA Lending program. Our Construction Loan Program has experienced tremendous growth and we have added staff to allow for additional growth in 2002.

We were pleased to have been able to issue additional shares last year as a result of a 40% stock split. We thank you for your continued support as the Eagle continues its journey to new heights. We look forward to meeting you at the Annual Meeting on May 21, 2002.




/s/ Leonard Abel                            /s/ Ronald D. Paul                          /s/ H. L. Ward



         Leonard Abel                       Ronald D. Paul                              H. L. Ward
Chairman, Eagle Bancorp, Inc        President and CEO, Eagle Bancorp, Inc.      President and CEO, EagleBank
                                        Chairman, EagleBank                  Executive Vice President, Eagle Bancorp, Inc.

                         [Photos. Logos and map omitted]

                    Everything about us says we're different.

                         We don't strive to be different

                  It just happens when you strive to be better.

                                [Photos omitted]

You don't keep customers by lower fees or new products. Eventually, those will be duplicated. You keep them by providing better service. I like to provide service so extraordinary that you see surprise in the customer's face.

Better Banking Principles

Four years ago, we started EagleBank with little more than determination, an idea, and decades of banking experience. The idea was not revolutionary. At least, not to businesspeople. We thought that a community bank could prosper by giving customers good old-fashioned personal attention, competitive products and services, and a single focus on the Washington area. We believed that people had wearied of large and unresponsive national and regional banks whose names and ownership changed at a dizzying pace.

We began with seven principles that would guide our enterprise.

1. A bank's home office should be minutes away by car, not hours away by plane. The Washington area is not a part of our business. It is our business.

2. Bankers must know more about their customers than what they read in a financial profile. Sometimes you just have to shake people's hands, look into their eyes, and listen to them to determine their credit worthiness.

3. All banking decisions that affect a community should be made in that community. Otherwise, those decisions are made by formula and formulas don't make good banking sense.

4. Small and medium-sized businesses are the engines of the community. We share with them the deep commitment to the community so our efforts are focused on their success.

5. We want to say yes! If we don't have a service or product that meets a customer's needs, we'll create one.

6. We treasure the friendship and confidence of the Washington community. We think of them as our neighbors and we want them to think of us as the community's bank.

7. We will listen. We will never get better advice than that which we get from our own customers.

Those principles form the foundation for everything we do as a bank: our products, our services, our business demeanor, our relationship with the Washington community.

                                [Photos omitted]

Failure to listen to your customers is a terminal illness for businesses. You've got to listen to their desires and create the services and products they want. Make it a custom product if you have to. And when a customer offers criticism, thank them. They've just made you a better company.

Better Banking Skills

So, how did we get to where we are, other than "quickly"?

Strong Focus
First, we established small businesses and professionals as our market focus and we have never strayed from that focus. Our resources are not scattered and diluted by haphazard ventures into areas beyond that focus. Instead, all of our energy is devoted to acquiring small business expertise and developing products and services that help those businesses succeed. Unlike bigger banks, we want to service one market well, rather than several badly.

You don't establish yourself as a small business advocate by saying all the right things but by doing them. The difference quickly becomes apparent to the small business owner.

We don't want to tell our
customers what we have, we want them to tell us what they need. And when they do, we listen.

Strong Growth Strategy
Second, we've grown from the inside out, developing our new relationships one at a time, not through the acquisition of smaller banks and bank branches. All of our customers chose to become EagleBank customers. They were not involuntarily traded as part of an acquisition or merger. We therefore enjoy terrific customer loyalty that means greater customer retention.

Strong Banking Skills
Finally, while our hallmark is the personal attention we give our customers as a community bank, it is not a substitute for banking skill. Smiles are not a substitute for competence, friendliness is not a substitute for resourcefulness, and knowing a customer's name is not a substitute for knowing their needs. The bottom line is that we need to know our market better than anyone else. We need to be innovative. We need to provide top quality products and services. We need to be competitive.

Our success is built upon the abilities, drive and experience of our people. "Expert" is what they are. "Friendly" is only how they deliver it.

Strong Listening Skills
Who knows business better than businesspeople? Our job is not to tell people how to run their businesses but, through our banking skills, to help them run them better. We provide banking solutions to business needs. If we listen to their problems, if we listen to their needs and suggestions, they will tell us how to be a successful bank. And they have.

Let's take a few cases in point:

Construction/Permanent Loans
Local builders told us that banks made it too difficult for individuals to build their own homes. Ordinarily, it takes three loans: one to purchase the land, one to construct the home and finally permanent financing in the form of a mortgage. Each loan has its own costs, requires a considerable time commitment and creates more than a bit of anxiety.

We listened.

We created EagleBank's Construction/Permanent Loan and rolled all three loans into one loan with a single closing. Construction/Permanent Loans are not only convenient to the buyer but they also provide one-stop shopping and tangible cost savings as well.

Meanwhile, builders love Construction/Permanent Loans because they do not tie up the builders' existing lines of credit, they reduce the builders' financing costs, and they are a great marketing tool for growing their custom homebuilding business.

Small Business Loans
Small business owners told us that one of their most vexing problems was access to affordable capital. At pivotal points in the history of any business, owners need capital that can address their unique business needs. Most conventional loans, because of risk management, are inadequate or too inflexible.

We listened.

Since we began operations in 1988, EagleBank has participated in Small Business Administration loan guarantee programs. With SBA's guarantees, we can provide loans for more uses (start-up and permanent working capital, equipment, acquisition/construction of owner-occupied real estate, business acquisition, debt refinance and consolidation), for longer terms (7-25 years). We can also provide a higher percentage (up to 90%) of the total financing needed. There is no balloon payment at the end and loans cannot be recalled.

Think we're serious about small business? There's more.
We appointed a Vice President for SBA Lending to demonstrate our commitment and raise the level of our expertise. By FY 2000, EagleBank had made the Washington Business Journal's 2001 List of the Top SBA Lenders entering the list at number eight.

Escrow Management
Lawyers, title companies, realtors, and landlords all manage numerous small escrow accounts for clients. And all have told us of the accounting headaches and staff time involved with managing so many separate accounts.

We listened.

We created the EagleBank Escrow Manager Account. The Escrow Manager is a free client service that allows the numerous funds to be deposited into a single master account. Sub-accounts within the master account are tracked by EagleBank. Customers receive one monthly statement showing the balances and histories of all the sub-accounts. Information on individual accounts can be obtained by the customer at any time.
Additionally, EagleBank provides IRS reporting and will mail 1099 forms directly to customers' clients.

Finance Leasing
Cash flow is always a concern to small businesses. Our customers, among them those in the construction and printing industries, wanted an alternative to tying up large sums of capitol necessitated by purchasing expensive equipment.

We listened.

We created the EagleBank Finance Leasing Program. Under this program, the bank actually purchases the equipment and leases it to the customer. Because a down payment is not required, this arrangement relieves pressure on the customer's operating funds and cash flow that an outright purchase of the equipment would cause. Leases involve less paperwork and the option to purchase is still available to the customer at a future date.

Real Estate Lending
Real estate developers and investors told us that what they really needed was a bank that could give an answer to their loan requests within days, not months. Large banks can take weeks for an approval and at least 60 days to get to the settlement table. A customer's business opportunity can be lost because the approval and settlement process takes too long.

We listened.

EagleBank staffed its real estate department with seasoned professionals with a combined 40 years of real estate lending experience. Our lenders are generalists who make loans from $100,000 up to $5,000,000 and are qualified to handle any of the following types of properties: residential multi-family, office buildings and condominiums, stand-alone retail properties, retail shopping centers, industrial warehouses, self-storage facilities, and builder residential construction.

Loan approvals in as little as seven days and settlement often within 30 days, handled by flexible, innovative lenders - that is how EagleBank has responded to its customers' needs.

Better Banking Performance

So, after almost four years, how are we doing? Even during a year in which all of us were affected by the weakening economy, EagleBank continued its unbroken string of strong performances.

Throughout our short history, EagleBank's policy has been one of judicious but aggressive growth, expansion of services, and investment in our community. Despite the challenges that faced all of us in 2001, we at EagleBank reflect with pride on our performance.

In number of employees, we've gone "from zero to sixty". From the original "home office" in Bethesda, we now have branches in Silver Spring (2), Rockville, and Washington, DC. And, on March 18, 2002, we opened a second branch in Rockville. To service our customers, we have established twenty-one ATM sites around the area.

But we realize that physical growth means little if it isn't accompanied by growth in key financial figures. Those who have followed EagleBank know just how solid our financial performance is. Even in 2001, a difficult year by any standard, EagleBank's performance was robust as you will see in the financial report that follows.

                                [Photos omitted]

When a businessperson comes into our office looking worried and leaves looking relieved, that's when we know that we've done our job.

Only One Clear and Constant Goal
We have a very clear idea of who we are and what we want to be. We don't aspire to be the biggest bank in the country. We aspire to be the best bank in our community.

We don't want to be national. We don't want to cover the eastern seaboard. We don't want to be on anyone's "ten largest" list.

We want to provide the best products, the fastest service, the most useful knowledge to our customers. We want small business owners to think of us as their advocate, not their adversary.

We want to be the Washington area's hometown bank. We want to know our customers as no one else knows them: their needs, their strengths, their aspirations. We want to be their bank of choice, not their bank by default.

We have only one goal: We want to be the best at what we do. EagleBank. Different. Better.

Here's our list of the top 10 people at EagleBank. The customer is number one and there is no two through ten. Our customers are our most credible advertising. They have nothing personal to gain by recommending us. to gain by recommending us.

EAGLEBANK BOARD OF DIRECTORS


Leonard L. Abel *                   Until retiring in 1994, Mr. Abel was partner-in-charge of
Chairman Eagle                      the certified public accounting firm of Kershenbaum, Abel,
Bancorp, Inc.                       Kernus and Wychullis, Rockville, Maryland.

Ronald D. Paul *                    President of Ronald D. Paul Companies, which is engaged
President  and CEO                  in the business of real estate development and management
Eagle Bancorp Inc.,                 activities. Chairman of Bethesda Investments, Inc., a private
Chairman, EagleBank                 venture capital fund.

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

Harvey M. Goodman                   President of Goodman, Gable, Gould Company a Maryland based public insurance adjusting firm.

Neal R. Gross                       Chairman and Chief Executive Officer of Neal R. Gross & Co., Inc., a Washington, D.C. based court reporting service.

Benson Klein                        A partner in the law firm of Ward & Klein.

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

Phyllis D. Thompson                 Partner in the Washington law firm of Covington & Burling.

Leland M. Weinstein                 President of  Syscom Services, Inc. an e-business workflow and internet consulting firm.

*    Director Eagle Bancorp, Inc.
**   Director Eagle Bancorp, Inc. only

                            [Director photos omitted]

                                                     EAGLE BANCORP, INC. - 2001

Summary of Financial Information
(In Thousands of Dollars, except per share data)


Summary information is presented for the years 2001, 2000, 1999 and 1998. The Company was a development stage company from October 28, 1997 to June 22, 1998, and the Bank did not open for business until July 20, 1998. Therefore, financial information for 1998 does not represent a full year of banking operations.


Results of Operations                    2001               2000          1999               1998
                                         ----               ----          ----               ----
Interest income                        $ 14,121           $ 10,501       $5,170            $ 1,011
Interest expense                          5,998              4,549        2,022                277
Net interest income                       8,123              5,952        3,148                734
Provision for credit losses                 979                581          424                164
Noninterest income                        1,324                351          211                 23
Noninterest expense                       6,445              4,664        3,786              1,992
Net income (loss)                         1,754              1,058         (851)            (1,399)
Basic income (loss) per share          $   0.61           $   0.36       $(0.29)           $ (0.48)
Diluted income (loss) per share        $   0.58           $   0.36       $(0.29)           $ (0.48)


Financial Condition (December 31)


Total assets                           $236,833           $164,082     $113,218            $52,039
Net loans                               185,818            116,576       63,276             19,984
Total deposits                          195,688            135,857       90,991             34,631
Total equity                             17,132             15,522       13,675             14,949

Return On Assets and Equity and Average Equity to Average Assets

Results of Operations                    2001               2000          1999               1998
                                         ----               ----          ----               ----
Return on assets                           0.88%              0.78%       (1.07)%             (7.19)%
Return on equity                          10.56%              7.41%       (5.91)%            (17.23)%
Equity to assets                           8.36%             10.40%       18.22%              41.73%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This discussion and analysis provides an overview of the financial condition and results of operations of Eagle Bancorp, Inc. (the "Company") and EagleBank (the "Bank") for the years 2001, 2000 and 1999.

This report contains forward looking statements within the meaning of the Securities Exchange Act of 1934, as amended, including statements of goals, intentions, and expectations as to future trends, plans, events or results of Company operations and policies and regarding general economic conditions. In some cases, forward looking statements can be identified by use of such words as "may", "will", "anticipate", "believes", "expects", "plans", "estimates", "potential", "continue", "should", and similar words or phases. These statements are based upon current and anticipated economic conditions, nationally and in the Company's market, interest rates and interest rate policy, competitive factors and other conditions which, by their nature, are not susceptible to accurate forecast, and are subject to significant uncertainty. Because of these uncertainties and the assumptions on which this discussion and the forward looking statements are based, actual future operations and results in the future may differ materially from those indicated herein. Readers are cautioned against placing undue reliance on any such forward looking statements. The Company does not undertake to update any forward looking statements to reflect occurrences or events which may not have been anticipated as of the date of such statements.

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

On July 20, 1998, having received the required approvals from the State of Maryland and Federal Reserve System and been accepted for deposit insurance by the FDIC, EagleBank opened its first office in Rockville, Maryland. On that date, the Company became a bank holding company by capitalizing the Bank with $7.75 million.

On August 4, 1998, a second office was opened in Silver Spring and on November 9, 1998 the Bank's main office was opened at 7815 Woodmont Avenue, Bethesda. The Bank's main office also serves as the headquarters for the Company. A fourth office, the Bank's second in Silver Spring, was opened September 1, 1999 at 850 Sligo Avenue, Silver Spring. A fifth office was opened May 22, 2001, at 20th and K Streets in Northwest, Washington, DC. A sixth office opened March 18, 2002 at Shady Grove and Blackwell Roads in Gaithersburg, Maryland. This office will expand the Bank's service area in its primary market of Montgomery County.

EagleBank was formed to serve the business community of Montgomery County, Maryland, and contiguous areas including Washington, DC. The Company offers a full range of services demanded by the business community including sweep accounts, lock box, escrow management and on-line wire transfer among other services.

During 2000, the Bank formed EagleLeasing, as a division of the Bank, to further expand its services to the business community. EagleLeasing was formed to provide lease financing to small businesses for a variety of equipment acquisitions. At year end 2001, leasing accounts stood at $676 thousand and expectations are for good growth in 2002. In March of 2001, the bank expanded on its Small Business Administration ("SBA") loan program and hired a loan officer specifically responsible for further developing the SBA loan portfolio. The expansion of the Bank's SBA loan program in 2001 contributed $96 thousand in gains on the sale of loans and expectations are for this source of income to increase in 2002 as more SBA loans are originated by the Bank.

The Company believes that the accompanying financial information attests to the support the Bank has received from the community. Assets of the Company reached $237 million as of December 31, 2001, an increase of 44% from December 31, 2000, and earnings increased 66% to $1.7 million. These achievements were accomplished after only three and one-half years of operations.

RESULTS OF OPERATIONS

The Company reported earnings of $1.75 million for the year ended December 31, 2001, as compared to income of $1.06 million, for the year ended December 31, 2000 and a net loss of $851 thousand for the year ended December 31, 1999. The income per basic share for 2001 was $0.61 and $0.58 per diluted share, the income per basic and diluted share for 2000 was $0.36 and for 1999 the loss per basic and diluted share was $0.29. During 2001, management determined that the realization of previously unrecorded net deferred tax assets were more likely than not, and therefore recognized previously unrecorded net deferred tax assets. Subsequent to such recognition, the company recorded $269 thousand in income tax expense. No income tax expense was recognized in 2000 or 1999. The results of 2001, earnings in excess of $1.7 million, were largely the result of the Company's growth in assets to $237 million, augmented by gains on the sale of securities of $358 thousand. The asset growth was built on the foundation established in 1999 and 1998 when the Company incurred losses expected of a new bank.

The Company ended the year with deposits at $195.7 million as compared to $135.9 million at December 31, 2000, an increase of 44%. Gross loans were at $187.9 million at December 31, 2001 as compared to $117.7 million at December 31, 2000, an increase of 60%. The increase in loans and accompanying decline in lower yielding securities and federal funds resulted in increased net interest income. The increase in loan volume was achieved without sacrificing credit quality as discussed later under the section addressing the provision for credit losses.

During 2001, the Company made a provision for credit losses of $979 thousand and ended the year with an allowance of 1.1% of outstanding loans, excluding loans fully secured by cash, readily marketable securities and government guarantees. The Bank uses the services of an outside consultant for periodic reviews of its loan portfolio to assess credit quality, loan documentation and collateral sufficiency. The Bank has also developed a comprehensive loan loss analysis system based on a guide provided by the Office of the Comptroller of the Currency to national banks. See "Asset Quality" below and Note 1 to the Consolidated Financial Statements.

During the year, the Company contributed $1.7 million in additional capital to the Bank from funds provided through a line of credit obtained by the Company and discussed later in this analysis. The contributions were made as the Bank grew in order to maintain the Bank's status as "well capitalized" as defined by regulatory guidelines.

NET INTEREST INCOME AND NET INTEREST MARGIN

Net interest income is the difference between interest income on earning assets and the cost of funds supporting those assets. Earning assets are composed primarily of loans and investments. The cost of funds represents interest expense on deposits, customer repurchase agreements and other borrowings. Noninterest bearing deposits and capital are other components representing funding sources. Changes in the volume and mix of assets and funding sources, along with the changes in yields earned and rates paid, determine changes in net interest income. The net interest income in 2001 was $8.12 million compared to $5.95 million in 2000 and $3.15 million in 1999.

The following table shows the average balances and rates of the various categories of the Company's assets and liabilities. Included in the table is a measurement of spread and margin. Interest spread is the difference between the percentage rate earned on assets less the cost of funds expressed as a percentage. While spread provides a quick comparison of earnings rates verses cost of funds, management believes that margin provides a better measurement of performance. Margin includes the effect of noninterest bearing liabilities in its calculation and is net interest income expressed as a percentage of total earning assets. Interest spread decreased in 2001 from 2000 by 14 basis points, 3.54% from 3.68% and margin decreased 31 basis points, 4.31% from 4.62%. The decrease in both ratios is attributable to the rapid decline in interest rates effected by Federal Reserve policy. The effect of the decline in rates in 2001 was more than offset by the increase in the ratio of average loans to average assets from 62% in 2000 to 75% in 2001. Interest spread increased in 2000 from 1999 by 37 basis points, 3.68% from 3.31% while margin increased 33 basis points, 4.62% from 4.29%.

Because a significant portion of the loan portfolio is floating rate, the yield on the loan portfolio declined 105 basis points as the Federal Reserve reduced rates through out 2001. The investment portfolio yield declined only 72 basis points since many of the investments were not called or matured until late in 2001. The federal funds rate had fallen to 1.75% by year end. The decline in the yield on interest earning assets continues into 2002 and will be reversed only when the Fed raised its benchmark rates. On the liability side, management aggressively reduced rates on deposit accounts. The effect of these reductions is not evident in the average rate of approximately 5.56% for certificates of deposit. Many of those deposits matured in late 2001 and will mature in the earlier months of 2002. As these deposits mature rates for them also showed a marked decline as they roll into the Bank's much lower CD rate schedule.

Following the average balance table is a Rate/Volume table which expands on the basis of net interest income changes from year to year based on changes in interest rates or volumes of interest bearing assets and liabilities. This table reflects the significant increase in income attributable to growth of the Bank during 2001 and 2000 while highlighting the decline in net interest income due to rate in 2001 compared to 200 and the increase in net interest income due to rate in 2000 compared to 1999.

AVERAGE BALANCES, INTEREST YIELDS AND RATES, AND NET INTEREST MARGIN (In Thousands of Dollars)



                                              ----------------------------------------------------------------------------------
                                                                           Years Ended December 31
                                              ----------------------------------------------------------------------------------
                                                                2001                                      2000
                                              -----------------------------------------   --------------------------------------
                                              Average                      Average        Average                     Average
                                              Balance        Interest      Yield/Rate     Balance        Interest     Yield/Rate
                                              -------        --------      ----------     -------        --------     ----------
ASSETS:
Interest earning assets:
    Loans                                       $ 149,056     $  12,054        8.09%$       84,767     $   7,746      9.14%
    Investment securities (1)                      32,688         1,812        5.54%        39,558         2,477      6.26%
    Federal funds sold                              6,657           255        3.83%         4,548           278      6.12%
                                                ---------     ---------                  ---------     ---------
         Total interest earning assets            188,401        14,121        7.50%       128,873        10,501      8.15%
                                                ---------     ---------                  ---------     ---------

    Total noninterest earning assets               11,886                                    8,670
    Less: allowance for credit losses              (1,444)                                    (787)
                                                ---------                                ---------
      Total noninterest earning assets             10,442                                    7,883
                                                ---------                                ---------
      TOTAL ASSETS                              $ 198,843                                $ 136,756
                                                =========                                =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Interest bearing liabilities:
   NOW accounts                                 $  20,896     $     232        1.11%$       15,681     $     295      1.88%
   Savings and money market accounts               54,211         1,843        3.40%        40,065         1,772      4.42%
   Certificates of deposit $100,000 or more        35,791         2,006        5.61%        23,551         1,325      5.63%
   Other time deposits                             25,493         1,405        5.51%        11,576           640      5.53%
   Customer repurchase agreements and
federal funds purchased                            13,057           409        3.13%         8,485           350      4.13%
   Short-term borrowings                               --            --          --          2,387           167      6.99%
   Long term borrowings                             2,155           103        4.78%            --            --        --
                                                ---------     ---------                  ---------     ---------
          Total interest bearing liabilities      151,603         5,998        3.96%       101,745         4,549
                                                ---------     ---------                  ---------     ---------
Noninterest bearing liabilities:
    Noninterest bearing demand deposits            29,727                                   19,892
    Other liabilities                                 898                                      548
                                                ---------                                ---------
        Total noninterest bearing liabilities      30,625                                   20,440
                                                                                         ---------

Stockholders' equity                               16,615                                   14,571
        TOTAL LIABILITIES AND
               STOCKHOLDERS' EQUITY             $ 198,843                                $ 136,756
                                                =========                                =========

Net interest income                                           $   8,123                                $   5,952
                                                              =========                                =========
Net interest spread                                                            3.54%                                  3.68%
Net interest margin                                                            4.31%                                  4.62%

(1) Includes average balances of and interest earned from interest bearing deposits with other banks.

AVERAGE BALANCES, INTEREST YIELDS AND RATES, AND NET INTEREST MARGIN (In Thousands of Dollars)


                                                           Year Ended December 31
                                                    -----------------------------------
                                                                  1999
                                                    -----------------------------------
                                                     Average                   Average
                                                     Balance    Interest     Yield/Rate
                                                    --------    --------     ----------
ASSETS:
Interest earning assets:
    Loans                                            $39,470    $ 3,379        8.56%
    Investment securities (1)                         28,667      1,534        5.35%
    Federal funds sold                                 5,202        256        4.93%
                                                     -------    -------
         Total interest earning assets                73,339      5,169        7.05%
                                                     =======    -------

    Total noninterest earning assets                   6,270
    Less: allowance for credit losses                   (347)
                                                     -------
      Total noninterest earning assets                 5,923
      TOTAL ASSETS                                   $79,262
                                                     -------

LIABILITIES AND STOCKHOLDERS' EQUITY

Interest bearing liabilities:
    NOW accounts                                     $ 9,294    $   154        1.66%
   Savings and money market accounts                  22,778        874        3.84%
   Certificates of deposit $100,000 or more            8,584        407        4.74%
   Other time deposits                                 7,186        329        4.57%
   Customer repurchase agreements and
federal funds purchased                                6,039        245        4.07%
   Short-term borrowings                                 240         12        5.05%
   Long-term borrowings                                   --         --          --
          Total interest bearing liabilities          54,121      2,021        3.74%
                                                     -------    -------
Noninterest bearing liabilities:
    Noninterest bearing demand deposits               10,545

    Other liabilities                                    282
                                                     -------
        Total noninterest bearing liabilities         10,827

Stockholders' equity                                  14,314
        TOTAL LIABILITIES AND
          STOCKHOLDERS' EQUITY                       $79,262
                                                     =======

Net interest income                                             $ 3,148
                                                                =======
Net interest spread                                                            3.31%
Net interest margin                                                            4.29%


(1) Includes average balances of and interest earned from interest bearing deposits with other banks.

RATE VOLUME ANALYSIS OF NET INTEREST INCOME
(In Thousands of Dollars)



                                             2001 compared with 2000                             2000 compared with 1999

                                      Due to     Due to Rate   Total Increase             Due to     Due to Rate  Total Increase
                                      Volume                   (Decrease)                 Volume                  (Decrease)
                                      ---------------------------------------             --------------------------------------
INTEREST EARNED ON:
   Loans                              $ 5,874     $(1,566)      $ 4,308                   $ 3,877     $   490       $ 4,368
   Investment securities                 (430)       (235)         (665)                      583         360           942
   Federal funds sold                     129        (152)          (23)                      (32)         54            22
                                      -------     -------       -------                   -------     -------       -------
Total interest income                   5,573      (1,953)        3,620                     4,428         904         5,332
                                      -------     -------       -------                   -------     -------       -------

INTEREST PAID ON:
   NOW accounts                            98        (161)          (63)                      106          34           141
   Savings and MMA accounts               624        (553)           71                       664         234           898
   Certificates of deposit              1,464         (18)        1,446                       910         320         1,230
   Customer repurchase
      agreements                          183        (124)           59                        99           5           104
   Other borrowings                        (7)        (57)          (64)                      104          51           155
                                      -------     -------       -------                   -------     -------       -------
Total interest expense                  2,362        (913)        1,449                     1,883         644         2,528
                                      -------     -------       -------                   -------     -------       -------
NET INTEREST INCOME                   $ 3,211     $(1,040)      $ 2,171                   $ 2,545     $   260       $ 2,804
                                      =======     =======       =======                   =======     =======       =======


PROVISION FOR CREDIT LOSSES

The Company recorded a provision for credit losses of $979 thousand in 2001 compared to $581 thousand in 2000 and $424 thousand in 1999. The increases were primarily attributable to increases in loans outstanding, however, economic uncertainties resulting from the events of September 11, and which were not otherwise encompassed within the Company's loan loss methodology resulted in a provision for loan losses during the fourth quarter of 2001 in addition to the amount attributable to increased loan volume. Net loan charge offs in 2001 were $10 thousand compared to $18 thousand in 2000 and $8 thousand in 1999. The provision is discussed further under the section Financial Condition.

NONINTEREST INCOME

Noninterest income is exclusively from Bank operations and represents primarily service charge income and fees on deposit relationships, security gains/losses and gains on the sale of loans. Noninterest income was $1.32 million in 2001, as compared to $351 thousand in 2000 and $211 thousand in 1999. The significant increase from year to year is attributable to an increase in the Bank's deposit account base for each year and gains from sales of assets. In addition to service charge income, the Bank also receives fees for ATM services and safe deposit box rental and other fees not related to account maintenance. Management is exploring other sources of noninterest income and is investigating opportunities which may be provided by new federal banking legislation which expands the types of financial businesses in which banks may participate.

During the year 2001, the Bank's construction/permanent mortgage financing program for residential mortgages contributed $52 thousand to noninterest income. In late 2000, the Bank introduced a Goldman Sachs deposit sweep arrangement into a money market fund. This program contributed $31 thousand to other income, however following September 11, and as the stock market and interest rates continued to fall, income from this source declined. In 2001, net gains on the sale of securities was $358 thousand contributing significantly to noninterest income. Actual noninterest income was reduced in both 2000 and 1999 by losses on the sale of investment securities of $71 thousand and $4 thousand, respectively. The gains and losses were taken as part of a strategy to improve overall investment portfolio yields. Also in 2001, the Bank began to sell the insured loan portion of selected SBA loans. These sales resulted in gains totaling $96 thousand. During 2002, the Bank expects to expand its SBA program and anticipates increased income from sales of some of these loans.

NONINTEREST EXPENSE

Noninterest expenses were $6.44 million in 2001 compared to $4.66 million in 2000 and $3.79 million in 1999. The increase in noninterest expense for 2001 was 38% over 2000. The increase is consistent with the overall growth in assets of 44% and includes the cost of salaries and occupancy expenses associated with the K Street Office. The increase in noninterest expenses in 2000 over 1999 was 23%.

The most significant noninterest expense item is salaries and benefits at $3.45 million in 2001 as compared to $2.45 million in 2000, an increase of 41%. These additional salary and benefit costs were incurred to staff the K Street office and add positions in the loan and operations areas, to keep pace with the growth in assets of the Bank, in addition to compensation increases for existing staff. The increase in salaries and benefits from 1999 to 2000 was 20%, as these expenses increased from $2.03 million to $2.45 million. In future periods, noninterest expenses to which the Company has not been subject to date, such as deposit insurance premiums which may be required as a result of declines in the reserve ratios of the deposit insurance funds, may have an adverse affect on the earnings and results of operations of the Company.

INCOME TAX

The Company had income tax expense of $269 thousand after recording previously unrecorded deferred tax assets. The Company recognized no federal income tax expense during 2000 or 1999. It is expected that the Company will continue to record income tax expense based upon its taxable income in future years.

FINANCIAL CONDITION

INVESTMENT SECURITIES AND OTHER EARNING ASSETS

The Company's investment securities portfolio is comprised primarily of U. S. Treasury and Agency securities with maturities not exceeding seven years, except mortgage pass-through securities which have average expected lives of less than six years but contractual maturities of up to thirty years. Federal funds sold also represent a significant earning asset and are sold, on an unsecured basis, only to highly rated banks, in limited amounts both in the aggregate and to any one bank.

The investment portfolio averaged approximately $32 million in 2001 compared to $40 million in 2000. The reduction in investment securities results from the sale or maturity of investments and the reinvestment of the proceeds in higher yielding loans. The following tables and Note 3 to the Consolidated Financial Statements provide additional information regarding the Company's investment securities.

The Company holds all investment securities as available for sale ("AFS"). This method of accounting requires that investment securities be reported at their fair market value and the difference between the fair market value and book value (the purchase price adjusted by any accretion or amortization) be reported in the equity section as accumulated other comprehensive income. At December 31, 2001, the Company reported an unrealized gain in AFS securities of $285 thousand and at December 31, 2000, an unrealized gain in AFS securities of $377 thousand. The Company, except in a planned investment strategy or for liquidity needs, has no present plan or intention to sell these securities. If the securities are held to maturity, no gain of loss will be realized.

(In Thousands Dollars)



                                                                              December 31,
                                                 ------------------------------------------------------------------------
                                                         2001                      2000                     1999
                                                 ----------------------    ---------------------    ---------------------

                                                              Percent                  Percent                  Percent
                                                 Balance      of Total     Balance     of Total     Balance     of Total
                                                 --------     ---------    --------    ---------    --------    ---------
U.S. Treasury                                    $12,540        31.8%      $ 1,507        4.7%      $ 1,494        4.1%

U.S. Government agency obligations               $14,537        36.9%      $26,769       82.6%      $33,127       90.6%

GNMA mortgage-backed securities                  $11,217        28.4%      $ 3,219        9.9%      $ 1,440        3.9%

 Federal Reserve and Federal Home
         Loan Bank Stock                         $   880         2.2%      $   627        1.9%      $   271        0.7%

Other equity investments                         $   265         0.7%      $   276        0.9%      $   266        0.7%
                                                 -------       -------     -------      -------     -------      -------
                                                 $39,439         100%      $32,398        100%      $36,598        100%
                                                 =======       =======     =======      =======     =======      =======


The following table provides information regarding the contractual maturity and weighted average yield of the investment portfolio at December 31, 2001.

         (In Thousands of Dollars)


                                                 After One Year
                          One Year or Less     Through Five Years     After Five Years      After Ten Years            Total
                        --------------------- --------------------- --------------------- --------------------- -------------------

                                   Weighted              Weighted              Weighted              Weighted              Weighted
                        Carrying   Average    Carrying   Average    Carrying   Average    Carrying   Average    Carrying   Average
                        Value      Yield      Value      Yield      Value      Yield      Value      Yield      Value      Yield
                        ---------- ---------- ---------  ---------- ---------  ---------- ---------  ---------- ---------- --------
U.S. Treasury            $10,999       1.60%  $ 1,541        2.31%      --           --         --        --      $12,540     1.69%
U.S. Government agency
obligations                1,392       4.37%    9,433        4.27%   3,712         7.63%        --        --       14,537     5.10%
GNMA mortgage-backed
securities                    --         --        --          --      473         6.15%    10,744      6.23%      11,217     6.23%
Federal Reserve and
Federal Home Loan Bank
Stock                         --         --        --          --       --           --        880      6.15%         880     6.15%

Other equity investments     265         --         *          --       --           --         --        --          265       --
                         -------              -------               ------                 -------                -------
Total                    $12,656       1.91%  $10,974        3.99%  $4,185         7.45%   $11,624      6.22%     $39,439     4.35%
                         =======              =======               ======                 =======                =======


At December 31, 2001, there were no issuers, other than the U.S. Government and its agencies, whose securities owned by the Company had a book or market value exceeding ten percent of the Company's stockholders' equity.

LOAN PORTFOLIO

In its lending activities, the Bank seeks to develop sound credits with customers who will grow with the Bank. There has not been an effort to rapidly build the loan portfolio and earnings at the sacrifice of asset quality. However, loan growth in 2001 and 2000 was strong with outstanding loans reaching $187.9 million at December 31, 2001 from $117.7 million at December 31, 2000, an increase of $70.2 million or 60%.

The Bank is primarily business oriented in its development focus. This is well demonstrated by the 83% of the loan portfolio which is in commercial, real estate-commercial and construction loans. Emphasis will continue to be the development of business relationships and, as previously noted, two lending programs will be promoted in 2002, the SBA program and lease financing. Both of these programs can be very profitable and provide a service to the Bank's target market.



Loan Portfolio. The following table shows the composition of the loan portfolio by type of loan at the dates indicated.
(In Thousands of Dollars)

                                                                       December 31,
                                       2001                    2000                     1999                     1998
                                            Percent                  Percent                  Percent                 Percent
                                Balance     of Total     Balance     of Total    Balance      of Total    Balance     of Total
Commercial                      $ 50,932        27.1%    $ 37,123        31.5%    $ 25,760        40.3%    $  6,983       34.7%
Real Estate - commercial          87,200        46.4%      58,214        49.4%      29,217        45.8%      11,832       58.7%
Construction                      19,038        10.1%       9,952         8.4%       3,545         5.6%          --        0.0%
Home equity                       26,656        14.2%       9,129         7.8%       2,133         3.3%         167        0.8%
Other consumer                     4,103         2.2%       3,300         2.9%       3,200         5.0%       1,166        5.8%
                                --------    --------     --------    --------     --------    --------     --------   --------
      Total Loans               $187,929         100%    $117,718         100%    $ 63,855         100%    $ 20,148        100%
                                            --------                 --------                 --------                --------
       Less: allowance for
credit losses                      2,111                    1,142                      579                      164
                                --------                 --------                 --------                 --------
       Loans, net               $185,818                 $116,576                 $ 63,276                 $ 19,984
                                ========                 ========                 ========                 ========

     Note: Included in Commercial loans are lease financing loans totaling $676 thousand at December 31, 2001.

Loan Maturity:
(In Thousands of Dollars)

The following table sets forth the term to contractual maturity of the loan portfolio as of December 31, 2001.



                                                                                           Due in
                                                 Total          One Year of Less       One to Five Years      Over Five Years
Commercial                                  $   50,932            $   16,595             $   21,489            $   12,848
Real estate - commercial                        87,200                 3,456                 24,192                59,552
Construction                                    19,038                14,376                    846                 3,816
Home equity                                     26,656                    --                 21,857                 4,799
Other consumer                                   4,103                 1,128                  2,125                   850
                                            ----------            ----------             ----------            ----------
Total loans                                 $  187,929            $   35,555             $   70,509            $   81,865
                                            ==========            ==========             ==========            ==========


Loans with:
Predetermined fixed interest rate           $   59,960            $    3,886             $   45,489            $   10,585
Floating interest rate                         127,969                31,669                 25,020                71,280
Total loans                                 $  187,929            $   35,555             $   70,509            $   81,865
                                            ==========            ==========             ==========            ==========

Loan which have adjustable rates and fixed rate are all shown in the period of contractual maturity. Demand loans, having no contractual maturity, and overdrafts are reported as due in one year or less.

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

During 1999, management developed a comprehensive review process to monitor the adequacy of the allowance for credit losses. The review process and guidelines were modeled utilizing the Office of the Comptroller of the Currency's "Practical Guide for a Community Bank's Allowance for Loan and Lease Losses". The results of this review, in combination with conclusions of the Bank's outside loan review consultant, support the adequacy of the allowance at 1.1% of loan outstanding excluding loans secured by cash, marketable securities and government guarantees. During 2001, a provision for credit losses was made in the amount of $979 thousand which included an amount, deemed appropriate by management, to accommodate the uncertainties created by the events of September
11. A full discussion of the accounting for allowance for credit losses is contained in Note 1 to the Consolidated Financial Statements; activity in the allowance for credit losses is contained in Note 4 to the Consolidated Financial Statements.

At December 31, 2001, the Company had no loans classified as non-accrual, $19 thousand in loans contractually past due ninety days, no troubled debt restructurings or loans which were considered impaired as defined by Statement of Financial Accounting Standards No. 114. Policy requires that loans which become delinquent ninety days be placed on non-accrual. However, the $19 thousand in loans past due ninety days at December 31, 2001 continue to accrue interest as an exception to policy.

At December 31, 2001, the Company had one commercial loan in the amount of $94 thousand, which was performing in accordance with its terms, however, management had serious concerns as to the ability of the borrower to be able to comply with the existing loan repayment terms. Subsequent to December 31, the loan went into default and is on non-accrual. Management believes that the loss associated with this credit could be $50 thousand and has allocated that amount of the commercial loan allowance to that loan.

       The following table sets forth activity in the allowance for credit losses for the periods indicated.
(In Thousands of Dollars)


                                           Year Ended December 31,
                                -----------------------------------------------
                                 2001        2000        1999       1998
                                -------     -------     -------     ------
Balance at beginning of year    $ 1,142     $   579     $   164     $    --
Charge offs:                         --          --          --
     Commercial                      --          --          --          --
     Real estate - commercial        --          --          --          --
     Construction                    --          --          --          --
     Home equity                     --          --          --          --
     Other consumer                  23          18          11          --
                                -------     -------     -------     -------
Total                           $   (23)    $   (18)    $   (11)    $    --
                                -------     -------     -------     -------
Recoveries:
     Commercial                      --          --          --          --
     Real estate - commercial        --          --          --          --
     Construction                    --          --          --          --
     Home equity                     --          --          --          --
     Other consumer                  13          --           2          --
                                -------     -------     -------     -------
Total                                13          --           2          --
                                -------     -------     -------     -------
Net charge offs                     (10)        (18)         (9)         --
                                -------     -------     -------     -------
Additions charged to
operations                          979         581         424         164
                                -------     -------     -------     -------
Balance at end of period        $ 2,111     $ 1,142     $   579     $   164
                                =======     =======     =======     =======
Ratio of net charge offs
during the period to average
loans outstanding during
the period                         0.01%       0.02%       0.02%       0.00%



At December 31, 2000, 1999 and 1998, the Company had not allocated any portion of the allowance for credit losses to any individual loan or any category of loans. In 2001, the Company began an allocation process which is reflected in the following table. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

                                             2001

                                     Amount     Percent (1)

Commercial                             $743           27.2%
Real Estate                             701           49.1%
Construction                            218           10.1%
Home Equity                             212           11.6%
Other Consumer                          100            2.0%
Unallocated                             137             --
                                    -------        -------
Total allowance for credit          $ 2,111            100%
                                    =======        =======
losses


1) Represents the percent of loans in category to gross loans.

DEPOSITS AND OTHER BORROWINGS

The principal sources of funds for the Bank are core deposits, consisting of demand deposits, NOW accounts, money market accounts, savings accounts and relationship certificates of deposits, from the local market areas surrounding the Bank's offices. The Bank also considers as part of its core deposits approximately $16 million of deposits from a local customer with a longstanding relationship with the Bank. These deposits are required to be classified as brokered deposits for regulatory purposes. The Bank's deposit base includes transaction accounts, time and savings accounts and accounts which customers use for cash management and which provide the Bank with a source of fee income and cross-marketing opportunities as well as a low-cost source of funds. Time and savings accounts, including money market deposit accounts, also provide a relatively stable and low-cost source of funding. In late 2000, to fund strong loan demand, the bank began accepting certificates of deposits, from bank and credit union subscribers to a wholesale deposit rate line. Subscribers may obtain quotes and place CDs with posting institutions on a non-brokered basis and generally in denominations of less than $100,000. At December 31, 2001 the Bank held $12.3 million of these deposits, at an average rate of 4.52% and at December 31, 2000 the Bank held $3.9 million, at an average rate of 4.35%.

At December 31, 2001, the Company had approximately $37 million in noninterest bearing demand deposits, primarily business checking accounts on which the payment of interest is prohibited by regulations of the Federal Reserve. Bills have been introduced in each of the last three Congresses which would permit banks to pay interest on checking and demand deposit accounts established by businesses. If the legislation effectively permitting the payment of interest on business demand deposits is enacted, of which there can be no assurance, it is likely that we may be required to pay interest on some portion of our noninterest bearing deposits in order to compete with other banks. As a significant portion of our deposits are noninterest bearing demand deposits established by businesses, payment of interest on these deposits could have a significant negative impact on our net income, net interest income, interest margin, return on assets and equity, and indices of financial performance. For information relating to the composition of the Bank's deposit base, see average balance tables above and Note 6 to the Consolidated Financial Statements.

Another significant source of funding for the Company is customer repurchase agreements. There were approximately $13 million of repurchase agreements outstanding at December 31, 2001, an 18% increase compared to approximately $11 million at December 31, 2000. At December 31, 2001, the Company had drawn $1.7 million against a line of credit provided by a correspondent bank and the Bank had drawn a long-term Federal Home Loan Bank ("FHLB")advance of $8 million. For additional information regarding other borrowings, see Note 7 of the Consolidated Financial Statements.

The following table shows the distribution of deposits at December 31,

(In Thousands of Dollars)

                                                          2001                       2000                   1999
                                                 ----------------------      --------------------    -------------------
                                                  Average      Average       Average     Average     Average     Average
                                                  Balance      Rate          Balance     Rate        Balance     Rate
                                                  --------     --------      --------    --------    --------    --------
Noninterest-bearing demand                        $ 29,727          --       $ 19,892          --   $ 10,545         --
Interest-bearing transaction accounts               20,896        1.11%        15,682        1.88%     9,293       1.66%
Savings and money market accounts                   54,211        3.40%        40,065        4.42%    22,778       3.84%
Certificates of deposit $100,000 or more            35,791        5.61%        23,551        5.63%     8,584       4.74%
Other time                                          25,493        5.51%        11,576        5.53%     7,186       4.57%
                                                  --------                   --------               --------
Total                                             $166,118                   $110,766               $ 58,386
                                                  ========                   ========               ========



  The following table indicates the amount of the Bank's certificates of deposit of $100,000 or more time remaining until maturity as of December 31, 2001.


                 Due in:

                 3 months or less                          $  9,074
                 Over 3 through 6 months                      9,058
                 Over 6 through 12 months                    15,698
                 Over 12 months                               1,563
                                                           --------
                 Total                                     $ 35,393
                                                           ========



     The following table provides information regarding the Company's short-term borrowing for the periods indicated. See Note 7 to the Consolidated Financial Statements for additional information regarding the Company's borrowings.


(In Thousands of Dollars)

                                                  Maximum amount                                               Ending
                                                outstanding at any     Average       Average      Ending       Average
Year Ended December 31,                             Month end          Balance       Rate         Balance      Rate
------------------------------                  -------------------    ----------    ---------    ---------    --------------
Federal funds purchased &
repurchase agreements
                 2001                             $    17,078           $ 12,921       3.16%        13,452       0.50%-2.50%

                 2000                                  12,062              8,485       4.16%        11,078       2.96%-5.75%

                 1999                                   9,039              6,039       4.07%         7,983        2.96%-4.51%

LIQUIDITY MANAGEMENT

Liquidity is the measure of the Bank's ability to meet the demands required for the funding of loans and to meet depositor requirements for use of their funds. The Bank's sources of liquidity are made up of cash balances, due from banks, federal funds sold and short term investments. These sources of liquidity are supplemented by the ability of the Company and Bank to borrow funds. During 2001, the Company established a $5 million line of credit with a correspondent bank against which it had drawn $1.7 million as of December 31, 2001. The Bank can purchase up to $5 million in federal funds on an unsecured basis and enter into reverse repurchase agreements up to $10 million. At year end 2001, the Bank was also eligible to take Federal Home Loan Bank ("FHLB") advances of up to $35.5 million of which it had received advances of $8 million.

At year end 2001, under the Bank's liquidity formula, it had $25 million of liquidity representing 10.6% of total Bank assets.

INTEREST RATE RISK MANAGEMENT

Banks and other financial institutions are dependent upon net interest income, the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities. In falling interest rate environments, net interest income is maximized with longer term, higher yielding assets being funded by lower yielding short-term funds; however, when interest rates trend upward this asset/liability structure can result in a significant adverse impact on interest income. The current interest rate environment is signaling steady to possibly higher rates. Management has for a number of months shortened maturities in the Bank's investment portfolio and where possible also has shorten repricing opportunities for new loan requests. While management believes that this will help minimize interest rate risk in a rising environment, there can be no assurance as to actual results.

GAP, a measure of the difference in volume between interest earning assets and interest bearing liabilities, is a means of monitoring the sensitivity of a financial institution to changes in interest rates. The chart below provides an indicator of the rate sensitivity of the Company. A negative GAP indicates the degree to which the volume of repriceable liabilities exceeds repriceable assets in particular time periods. At December 31, 2001, the Bank has a positive GAP of 15.95% out to three months and a cumulative negative GAP of 15.27% out to twelve months.

If interest rates where to continue to decline further, the Bank's interest income and margin may be adversely effected. Because of the positive GAP measure in the 0 - 3 month period, continued decline in the prime lending rate will reduce income on repriceable assets within thirty to sixty days, while the repricing of liabilities will occur in later time periods. This will cause a short term decline in net interest income and net income in a static environment. Management has carefully considered its strategy to maximize interest income by reviewing interest rate levels, economic indicators and call features of some of its assets. These factors have been thoroughly discussed with the Board of Directors Asset Liability Committee and management believes that current strategies are appropriate to current economic and interest rate trends. The negative GAP is carefully monitored and will be adjusted as conditions recommend.

GAP ANALYSIS

(dollars in thousands)


 Repriceable in:                          0-3 mos      4-12 mos    13-36 mos    37-60 mos   over 60 mos
                                         ---------    ----------  -----------  ----------- ------------
 ASSETS:
    Investment securities                $ 12,981    $  4,892     $ 15,293        2,400    $  3,697

    Loans                                  70,292       5,574       36,000       60,413      15,648
    Federal funds sold                         --          --           --           --          --
                                         --------    --------     --------     --------    --------
 Total repriceable assets                  83,273      10,466       51,293       62,813      19,345
                                         --------    --------     --------     --------    --------

LIABILITIES:
    NOW accounts                               --      15,756        3,151       12,605          --
     Savings and Money Market accounts     24,102      19,390       12,052        6,025          --
    Certificates of deposit                16,551      42,214        6,186          417          --
    Customer repurchase agreements and
               federal funds purchased      4,707       4,035        2,690        2,019
    Long-term borrowings                    1,675          --           --        8,000          --
                                         --------    --------      -------     --------    --------
 Total repriceable liabilities             47,035      81,395       24,079       29,066          --
                                         --------    --------      -------     --------    --------
 GAP                                     $ 36,238    $(70,929)    $ 27,214     $ 33,747    $ 19,345
 Cumulative GAP                            36,238     (34,691)      (7,477)      26,270      45,615
 Interval gap/earnings assets               15.95%     (34.69)%      11.98%       14.85%       8.51%
 Cumulative gap/earning assets              15.95%     (15.27)%      (3.29)%      11.56%      20.07%

Although, NOW and MMA accounts are subject to immediate repricing, the Bank's GAP model has incorporated a repricing schedule to account for the historical lag in effecting rate changes and the amount of those rate changes relative to the amount of rate change in assets.

CAPITAL RESOURCES AND ADEQUACY

The Company was successful in raising $16.5 million in capital in 1998, to fund the Bank and other activities consistent with a bank holding company. The Company originally provided the Bank $7.75 million in capital and through 2001 had added an additional $9.45 million. At December 31, 2001, the Bank and Company met all capital adequacy requirements to which they were subject. The table under Note 14 to the Consolidated Financial Statements recites the capital balances and ratios.

The Bank is currently well capitalized and the Company can provide up to $4 million in additional capital to the Bank from assets it holds and from a line of credit negotiated in early 2001. The ability of the Company to continue to grow is dependent on its ability to obtain additional funds for contribution to the Bank's capital, through additional borrowing, the sale of qualifying common equity equivalents, or the sale of additional common stock. In the event that the Company is unable to obtain additional capital for the Bank on a timely basis, the growth of the Company and the Bank may be curtailed, and the Company and the Bank may be required to reduce their level of assets in order to maintain compliance with regulatory capital requirements. Under those circumstances net income and the rate of growth of net income may be adversely affected.

IMPACT OF INFLATION AND CHANGING PRICES; NEW ACCOUNTING STANDARDS

The Consolidated Financial Statements and Notes thereto have been prepared in accordance with Accounting Principals Generally Accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of operations. Unlike most industrial companies, nearly all of our assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods or services.

NEW ACCOUNTING STANDARDS

Refer to Note 1 of the Notes to Consolidated Financial Statements for statements on New Accounting Standards.

MARKET FOR COMMON STOCK AND DIVIDENDS

The Company's common stock has been listed for trading on the NASDAQ Small Cap Market under the symbol "EGBN." To date, trading in the common stock has been sporadic and volume has been light. No assurance can be given that an active trading market will develop in the foreseeable future. The following table sets forth the high and low bid prices for the common stock during each calendar quarter during the last two fiscal years. These quotations reflect interdealer prices, without retail markup, markdown or commission, and may not represent actual transactions. These quotations do not necessarily reflect the intrinsic or market values of the common stock. Prices have been adjusted to reflect a seven for five stock split in the form of a 40% stock dividend paid on June 15, 2001. As of December 31, 2001, there were 2,895,124 shares of common stock outstanding, held by approximately 429 shareholders of record and approximately 841 beneficial owners.

Common Stock-EGBN
                                 2001                             2000
                                 ----                             ----
                          High          Low               High            Low
                          ----          ---               ----            ---
  1st quarter           $ 7.14        $ 5.71            $ 6.00          $ 5.43
  2nd quarter            11.40          6.07              6.07            4.64
  3rd quarter            13.70         10.26              6.88            5.54
  4th quarter            12.50          9.90              6.34            5.54

The Company has not paid any cash dividends to date.

EARNINGS PER SHARE

At its May 2001 board meeting, the Company approved a stock split in the form of a 40% stock dividend to stockholders of record June 1, and payable June 15, 2001. Earnings per share information reflects this dividend for years 2001, 2000 and 1999.

INDEPENDENT AUDITORS' REPORT
The Board of Directors and Stockholders
Eagle Bancorp, Inc.
Bethesda, Maryland





We have audited the accompanying consolidated balance sheets of Eagle Bancorp, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eagle Bancorp, Inc. as of December 31, 2001 and 2000, and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


Stegman & Company

Baltimore, Maryland

February 2, 2002

EAGLE BANCORP, INC.
Consolidated Balance Sheets December 31, 2001 and 2000
(In Thousands of Dollars, except per share data)



ASSETS
                                                                           2001        2000
                                                                        ---------    ---------
Cash and due from banks                                                 $   6,483    $   8,932
Interest bearing deposits with other banks                                    161          115
Federal funds sold                                                             --        2,121
Investment securities available for sale                                   39,439       32,398
Loans                                                                     187,929      117,718
Less allowance for credit losses                                           (2,111)      (1,142)
                                                                        ---------    ---------
Loans, net                                                                185,818      116,576
Premises and equipment, net                                                 3,172        2,624
Deferred income taxes                                                         391           --
Other assets                                                                1,369        1,316
                                                                        ---------    ---------
              TOTAL ASSETS                                              $ 236,833    $ 164,082
                                                                        =========    =========
LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Deposits:
    Noninterest-bearing demand                                          $  37,235    $  26,232
    Interest-bearing transaction                                           31,512       18,927
    Savings and money market                                               61,572       40,673
    Time, $100,000 or more                                                 35,393       32,838
    Other time                                                             29,976       17,187
                                                                        ---------    ---------
          Total deposits                                                  195,688      135,857
Customer repurchase agreements
    and federal funds purchased                                            13,452       11,078
Short-term borrowings                                                          --        1,040
Long-term borrowings                                                        9,675           --
Other liabilities                                                             886          585
                                                                        ---------    ---------
          Total liabilities                                               219,701      148,560

STOCKHOLDERS' EQUITY:

Common stock, $.01 par value; authorized 5,000,000,
  Shares issued and outstanding 2,895,124 (2001) and 2,062,474 (2000)          29           21
Surplus                                                                    16,515       16,479
Retained earnings (deficit)                                                   399       (1,355)
Accumulated other comprehensive income                                        189          377
                                                                        ---------    ---------
          Total stockholders' equity                                       17,132       15,522
                                                                        ---------    ---------
          TOTAL LIABILITIES AND
            STOCKHOLDERS' EQUITY                                        $ 236,833    $ 164,082
                                                                        =========    =========

See notes to consolidated financial statements.

EAGLE BANCORP, INC.
Consolidated Statements of Operations for the years ended December 31, 2001, 2000 and 1999
(In Thousands Dollars, Except Per Share Data)



INTEREST INCOME:                                               2001       2000       1999
                                                             --------   --------    --------
   Interest and fees on loans                                $ 12,054   $  7,746    $  3,379
   Taxable interest and dividends on investment securities      1,799      2,468       1,518
   Taxable dividends on other investments                           3          5          17
   Interest on balances with other banks                           10          4          --
   Interest on federal funds sold                                 255        278         256
                                                             --------   --------    --------

        Total interest income                                  14,121     10,501       5,170
                                                             --------   --------    --------

INTEREST EXPENSE:
   Interest on deposits                                         5,486      4,032       1,764
   Interest on customer repurchase agreements and
federal funds purchased                                           409        350         246
   Interest on short-term borrowings                               --        167          12
   Interest on long-term borrowings                               103         --          --
       Total interest expense                                   5,998      4,549       2,022
                                                             --------   --------    --------
NET INTEREST INCOME                                             8,123      5,952       3,148
PROVISION FOR CREDIT LOSSES                                       979        581         424
                                                             --------   --------    --------

NET INTEREST INCOME AFTER PROVISION
   FOR CREDIT LOSSES                                            7,144      5,371       2,724
                                                             --------   --------    --------

NONINTEREST INCOME:
   Service charges on deposits                                    704        350         172
   Gain on sale of loans                                           96         --          --
   Gain (loss) on sale of investment securities                   358        (71)         (4)
    Other income                                                  166         72          43
                                                             --------   --------    --------
       Total noninterest income                                 1,324        351         211
                                                             --------   --------    --------

NONINTEREST EXPENSE:
   Salaries and employee benefits                               3,449      2,445       2,034
   Premises and equipment expenses                              1,220        890         739
   Advertising                                                    144        108         102
   Office supplies                                                111        100          96
   Outside data processing                                        349        253         158
   Other expenses                                               1,172        868         657
                                                             --------   --------    --------
       Total noninterest expense                                6,445      4,664       3,786
                                                             --------   --------    --------

INCOME (LOSS) BEFORE INCOME TAX EXPENSE                         2,023      1,058        (851)

INCOME TAX EXPENSE                                                269         --          --
                                                             --------   --------    --------
NET INCOME (LOSS)                                            $  1,754   $  1,058    $   (851)
                                                             ========   ========    ========
INCOME (LOSS) PER SHARE:
   Basic                                                     $   0.61   $   0.36    $  (0.29)
   Diluted                                                   $   0.58   $   0.36    $  (0.29)


See notes to consolidated financial statements.

EAGLE BANCORP, INC.
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2001, 2000 and 1999
(In Thousands Dollars)


                                                                                              Accumulated
                                                                                Retained            Other           Total
                                                          Common                Earnings    Comprehensive   Stockholders'
                                                           Stock    Surplus    (Deficit)    Income (loss)          Equity
                                                         --------   --------    --------    -------------   -------------
Balances at January 1, 1999                              $     17   $ 16,483    $ (1,562)   $     12         $ 14,950
                                                                                                            ---------

   Net loss                                                    --         --        (851)         --             (851)

   Other comprehensive income-
     unrealized loss on investment
     securities available for sale                             --         --          --        (424)            (424)
                                                                                                             --------
   Total other comprehensive
      income (loss)                                            --         --          --          --           (1,275)
                                                         --------   --------    --------    --------         --------
Balances at December 31, 1999                                  17     16,483      (2,413)       (412)          13,675
                                                                                                             --------
   Five-for-four stock split in the form of a dividend          4         (4)         --          --               --
   Net income                                                  --         --       1,058          --            1,058

   Other comprehensive income-
     unrealized gain on investment
     securities available for sale                             --         --          --         789              789
                                                                                                             --------
    Total other comprehensive income                           --         --          --          --            2,297
                                                         --------   --------    --------    --------         --------
Balances at December 31, 2000                                  21     16,479      (1,355)        377           15,522
                                                                                                             --------
  Seven-for-five stock split in the form of a dividend          8         (8)         --          --               --
  Exercise of options for 7,700 shares
  of  common stock                                             --         44          --          --               44

   Net income                                                  --         --       1,754          --            1,754

  Other comprehensive income-
    unrealized loss on investment
    securities available for sale                              --         --          --        (188)            (188)
                                                                                                             --------
  Total other comprehensive
    income                                                     --         --          --          --            1,610
                                                         --------   --------    --------    --------         --------
  Balances at December 31, 2001                          $     29   $ 16,515    $    399    $    189         $ 17,132
                                                         ========   ========    ========    ========         ========

See notes to consolidated financial statements.

EAGLE BANCORP, INC.
Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999 (dollars in thousands)




                                                                           2001         2000         1999
                                                                         ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                     $   1,754    $   1,058    $    (851)
       Adjustments to reconcile net income (loss) to net cash provided
                  (used) by operating activities:
       Provision for credit losses                                             979          581          424
       Increase in deferred income taxes                                      (391)
       Depreciation and amortization                                           420          341          290
       Gain on sale of loans                                                   (96)          --           --
       Origination of loans held for sale                                   (2,955)          --           --
        Proceeds from sale of loans                                          3,051           --           --
       (Gains) loss on sale of investment securities                          (358)          71            4
       Increase in other assets                                                 53         (589)        (359)
       Increase in other liabilities                                           301          290          141
                                                                         ---------    ---------    ---------
         Net cash provided by (used by) in operating activities              2,652        1,752         (351)

CASH FLOWS FROM INVESTING ACTIVITIES:
   Increase in interest bearing deposits with other banks                      (46)        (115)          --
   Purchases of available for sale investment securities                  (147,397)     (48,929)     (66,630)
   Proceeds from maturities of available for sale securities               131,113       43,915       49,752
   Proceeds  from sale of available for sale securities                      9,413        9,929        2,425
   Decrease (increase) in federal funds sold                                 2,121        3,979         (671)
   Net increase in loans                                                   (70,221)     (53,881)     (43,715)
   Bank premises and equipment acquired                                       (968)        (280)        (579)
                                                                         ---------    ---------    ---------
      Net cash used in investing activities                                (75,985)     (45,382)     (59,418)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Increase in deposits                                                     59,831       44,866       56,360
   Increase in customer repurchase agreements                                2,374        3,095        5,678
   (Decrease) increase in short-term borrowings                             (1,040)         765          275
   Proceeds from long-term borrowings                                        9,675           --           --
   Issuance of common stock                                                     44           --           --
                                                                         ---------    ---------    ---------
      Net cash provided by financing activities                             70,884       48,726       62,313

NET  (DECREASE) INCREASE IN CASH                                            (2,449)       5,096        2,544

CASH AND DUE FROM BANKS AT BEGINNING OF YEAR                                 8,932        3,836        1,292
                                                                         ---------    ---------    ---------
CASH AND DUE FROM BANK AT END OF YEAR                                    $   6,483    $   8,932    $   3,836
                                                                         =========    =========    =========
SUPPLEMENTAL CASH FLOWS INFORMATION:
    Interest paid                                                        $   6,029    $   4,349    $   1,964
    Income taxes paid                                                    $     647    $      --    $      --


See notes to consolidated financial statements.

     EAGLE BANCORP, INC.

     Notes to Consolidated Financial Statements for the Years Ended December 31, 2000, 1999 and 1998

   1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements include the accounts of Eagle Bancorp, Inc. (the "Company") and its subsidiary, EagleBank (the "Bank") with all significant intercompany transactions eliminated. The investment in subsidiary is recorded on the Company's books (Parent Only) on the basis of its equity in the net assets of the subsidiary. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. Certain reclassifications have been made to amounts previously reported to conform to the classification made in 2001. The following is a summary of the more significant accounting policies.

     NATURE OF OPERATIONS

     The Company, through its bank subsidiary, provides domestic financial services primarily in Montgomery County, Maryland and Washington, D.C. The primary financial services include real estate, commercial and consumer lending, as well as traditional demand deposits and savings products.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

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

     INCOME TAXES

     The Company uses the liability method of accounting for income taxes. Under the liability method, deferred-tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences reverse. During 2001, management determined that the realization of previously unrecorded net deferred tax assets were more likely than not and therefore recorded previously unrecognized net deferred tax assets. Subsequent to the recognition of the net deferred tax assets the Company recorded current income tax expense. The Company did not record any tax expense or benefit for the years 2000, 1999 or 1998.

     NET INCOME (LOSS) PER COMMON SHARE

     Basic net income (loss) per common share is computed by dividing net income
     (loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted net income per common share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year including any potential dilutive effects of common stock equivalents, such as options and warrants.

     NEW ACCOUNTING STANDARDS

     In July 2001, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 102, "Selected Loan Loss Allowance Methodology and Documentation Issues." SAB 102, summarizes certain SEC views on the development, documentation, and application of a systematic methodology as required by Financial Reporting Release No. 28 for determining allowances for loan and lease losses in accordance with accounting principles generally accepted in the United States. In particular, the guidance focuses on the documentation the staff normally would expect registrants to prepare and maintain in support of their allowances for credit losses.

     SAB 102 provides parallel guidance to the federal banking agencies' guidance issued through the Federal Financial Institutions Examination Council as interagency guidance, "Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions". Management believes the Company is in compliance with the provisions of SAB 102.

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The adoption of SFAS Nos. 141 and 142 had no effect on the financial position or results of operations of the Company.

     In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (Opinion 30), for the disposal of a segment of a business (a previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions In SFAS No. 121 for recognizing and measuring impairment losses in long-lived assets held for use and long-lived assets to be Disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. The provisions for SFAS No. 144 are effective for years beginning after December 15, 2001. The adoption of SFAS No. 144 is not expected to affect the financial position or results of operations of the Company.


   2 CASH AND DUE FROM BANKS

     Regulation D of the Federal Reserve Act requires that banks maintain reserve balances with the Federal Reserve Bank based principally on the type and amount of their deposits. During 2001, the Bank maintained balances at the Federal Reserve (in addition to vault cash) to meet the reserve requirements plus balances to partially compensate for services. In addition, the Bank maintained balances with the Federal Home Loan Bank and two domestic correspondents as compensation for services they provided to the Bank.

3 INVESTMENTS AVAILABLE FOR SALE
     (in thousands)

     The amortized cost and estimated fair values of investments available for sale at December 31, 2001 and 2000 are as follows:


                                                                 Gross        Gross          Estimated
                                                   Amortized     Unrealized   Unrealized     Fair
                   2001                            Cost          Gains        Losses         Value
                   ----                            ---------     ----------   -----------    ----------
U.S. Treasury securities                           $ 12,538       $      2     $     --      $ 12,540
U.S. Government agency securities                    25,467            387         (100)       25,754
Federal Reserve and Federal Home Loan Bank stock        880             --           --           880
Other equity investments                                269              5           (9)          265
                                                   --------       --------      --------     --------
                                                   $ 39,154       $    394     $   (109)     $ 39,439
                                                   ========       ========      ========     =========


                                                                 Gross        Gross          Estimated
                                                   Amortized     Unrealized   Unrealized     Fair
                   2000                            Cost          Gains        Losses         Value
                   ----                            ---------     ----------   -----------    ----------
U. S. Treasury securities                          $  1,500       $      7     $   --        $  1,507
U. S. Government agency securities                   29,618            445        (75)         29,988
Federal Reserve and Federal Home Loan Bank stock        627             --         --             627
Other equity investments                                276             26        (26)            276
                                                   --------       --------      --------     --------
                                                   $ 32,021       $    478     $ (101)       $ 32,398
                                                   ========       ========      ========     =========



     The amortized cost and estimated fair values of investments available for sale at December 31, 2001 and 2000 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                                                        2001                          2000
                                                            -----------------------------------------------------------
                                                          Amortized    Estimated Fair     Amortized   Estimated Fair
                                                               Cost             Value          Cost            Value
                                                          ---------     -------------     ---------     ------------
Amounts maturing:
   One year or less                                         $12,387           $12,391       $ 6,640          $ 6,620
   After one year through five years                         10,943            10,974        17,804           18,047
   After five years through ten years                        14,675            14,929         6,674            6,827
Investments in FRB, FHLB and  other equity securities         1,149             1,145           903              904
                                                         ----------      ------------     ---------      -----------
                                                            $39,154           $39,439       $32,021          $32,398
                                                         ==========      ============     =========      ===========

     Realized gains on sale of investment securities were $375 thousand and realized losses on sale of investment securities was $17 thousand in 2001 and $71 thousand in 2000, and $4 thousand in 1999. Proceeds from sales of AFS securities in 2001 were $9.41 million, 2000 were $9.93 million and in 1999 $2.43 million.

     The weighted average yields of the investment portfolio at December 31, 2001 and 2000 were as follows:


                                                                                         2001                            2000
                                                                                         ----                            ----
     One year or less                                                                   1.95%                           5.61%
     After one year through five years                                                  4.27%                           7.06%
     After five years through ten years                                                 6.56%                           7.30%
     Total weighted average yield exclusive
        of equity securities                                                            4.17%                           6.96%

   4 LOANS AND ALLOWANCE FOR CREDIT LOSSES
     (dollars in thousands)

     The Bank makes loans to customers primarily in Montgomery County, Maryland and surrounding communities. A substantial portion of the Bank's loan portfolio consists of loans to businesses secured by real estate and other business assets.

     Loans, net of amortized deferred fees, at December 31, 2001 and 2000 are summarized by type as follows:

                                                                                2001         2000
                                                                                ----         ----
Commercial                                                                    $ 50,932     $ 37,104
Real Estate - commercial                                                        87,200       58,214
Construction                                                                    19,038        9,952
Home equity                                                                     26,656       12,425
Other consumer                                                                   4,103           23
                                                                              --------     --------
    Total loans                                                                187,929      117,718
       Less: allowance for credit losses                                        (2,111)      (1,142)
                                                                              --------     --------
Loans, net                                                                    $185,818     $116,576
                                                                              ========     ========

     Loans, net of amortized deferred fees, at December 31, 2001, are summarized by maturity as follows:


                                                  1 year to     5 years to   Greater than
                                     1 year         5 years       10 years       10 years
                                     ------       ---------     ----------   ------------
Commercial                          $16,595         $21,489        $ 9,615        $ 3,233
Real Estate - commercial              3,456          24,192         49,679          9,873
Construction                         14,376             846          3,816             --
Home equity                              --          21,857          4,061            738
Other consumer                        1,128           2,125             24            826
                                    -------         -------        -------        -------
    Total loans                     $35,555         $70,509        $67,195        $14,670
                                    =======         =======        =======        =======

     Of loans which mature after one year $96,300 are floating rate and $56,074 are fixed rate, or have rate Adjustments features greater than one year but five years or less.

     Activity in the allowance for credit losses for the years ended December 31, 2001, 2000 and 1999 is shown below:


                                  2001       2000       1999
                                  ----       ----       ----
Balance at beginning of year    $ 1,142    $   579    $   164
Provision for credit losses         979        581        424
Loan charge-offs - individual       (23)       (18)       (11)
Loan recoveries - individual         13         --          2
                                -------    -------    -------
Balance at end of year          $ 2,111    $ 1,142    $   579
                                =======    =======    =======

     Net loan charge offs to average outstanding loans was 0.01%for 2001 and 0.02% for 2000 and 1999.

     As of December 31, 2001 and 2000 and for the years then ended, there were no loans classified as impaired under SFAS No. 114.

5 PREMISES AND EQUIPMENT

     Premises and equipment include the following at December 31:
     (dollars in thousands)

                                                        2001       2000
                                                        ----       ----
Leasehold improvements                                $ 1,826    $ 1,476
Furniture and equipment                                 2,456      1,838
   Less accumulated depreciation
     and amortization                                  (1,110)      (690)
                                                      -------    -------

Premises and equipment, net                           $ 3,172    $ 2,624
                                                      =======    =======

     The Company occupies banking and office space in seven locations under noncancellable lease arrangements accounted for as operating leases. The initial lease periods range from 5 to 10 years and provide for one or more 5-year renewal options. The leases provide for percentage annual rent escalations and require that the lessee pay certain operating expenses applicable to the leased space. Rent expense applicable to operating leases amounted to $515 thousand in 2001, $357 thousand in 2000, and $265 thousand in 1999. At December 31, 2001, future minimum lease payments under noncancellable operating leases having an initial term in excess of one year are as follows:

     Years ending December 31:

                   2002                                  $  765
                   2003                                     698
                   2004                                     639
                   2005                                     602
                   2006                                     603
             Thereafter                                   2,141
                                                         ------

         Total minimum lease payments                    $5,448
                                                         ======

     Total minimum lease payments include commitment on a lease for a new office at 9600 Blackwell Road, Rockville, MD to be occupied in March 2002 and a new Operations Center to be occupied January 2002. Lease payments on the Shady Grove office commenced in February 2002.

6 DEPOSITS
     (dollars in thousands)

     The remaining maturity of certificates of deposit $100,000 or more at December 31, 2001 are as follows:

                             2001      2000
                             ----      ----
Three months or less       $ 9,074   $ 9,409
More than three months
   through six months        9,058     3,581
More than six months
   through twelve months    15,698    14,871
Over twelve months           1,563     4,977
                           -------   -------

                           $35,393   $32,838
                           -------   -------

     Interest expense on deposits for the years ended December 31, 2001, 2000 and 1999 is as follows:


                                     2001     2000     1999
                                     ----     ----     ----
Interest bearing transaction        $  232   $  295   $  154
Savings and money market             1,843    1,772      874
Time, $100,000 or more               2,006    1,325      407
Other time                           1,405      640      329
                                    ------   ------   ------
                                    $5,486   $4,032   $1,764
                                    ======   ======   ======

     As of December 31, 2001, the Bank held $16 million in deposits, from one relationship, which, for regulatory reporting purposes, are considered brokered deposits.

7 Borrowings

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



     Customer repurchase agreements

                                                  2001                                           2000
                                       -----------------------------                --------------------------------
                                          Amount         Rate                          Amount             Rate
                                          ------         ----                          ------             ----
     At Year-End                         $13,452     0.50% - 2.50%                    $  11,078       2.96% - 5.75%
     Average for the Year                 12,921             3.16%                        8,485               4.16%
     Maximum month-end balance            17,078     0.50% - 6.00%                       12,062       2.96% - 5.75%



     The Bank has commitments from correspondent banks under which it can purchase up to $15 million in federal funds and secured reverse repurchase agreements on a short-term basis. The Bank also can draw Federal Home Bank advances up to $35 million against which it had $8 million outstanding at December 31, 2001. The Company has a line of credit approved for $5 million secured by stock in the Bank against which it had borrowings outstanding of $1.7 million at December 31, 2001.

     At December 31, 2001, the Bank had outstanding a long-term FHLB advance of $8 million at a fixed rate of 4.28% with a final maturity of October 2005.

     At December 31, 2001, the Company had outstanding, under its line of credit of $5 million, a balance of $1.7 million at a rate, tied to prime, of 4. 50% with final maturity of February 2006.

8 INCOME TAXES

     Federal and state income tax expense (benefit) consist of the following:



                                                          Periods Ended December 31,
                                                        -----------------------------
                                                         2001     2000        1999
                                                         ----     ----        ----
Current federal income tax                              $ 601    $   --     $    --
Current state income tax                                   59        --          --
Deferred federal income tax expense (benefit)            (313)       --          --
Deferred state income tax expense (benefit)               (78)       --          --
                                                        -----    --------   ---------
    Total income tax expense (benefit)                  $ 269    $   --     $    --
                                                        =====    ========   =========

     The following table is a summary of the tax effect of temporary differences that give rise to significant portions of deferred tax assets:



                                                                   Periods Ended December 31,
                                                                ------------------------------
                                                                2001         2000        1999
                                                                ----         ----        ----
     Deferred tax assets:
         Allowance for credit losses                           $ 531        $ 258        $ 126
        Deferred loan fees and costs                              --           44           25
        Other                                                     57           30           42
        Net operating loss carryforwards                          --          166          670
        Tax on unrealized loss on securities
          available for sale                                      --           --          102
                                                               -----        -----        -----
     Gross deferred tax assets                                   588          498          965
        Less valuation allowance                                 (--)        (279)        (903)
                                                               -----        -----        -----
     Total deferred tax assets                                   588          219           62
                                                               -----        -----        -----
     Deferred tax liabilities:
        Tax on unrealized gain on securities
          available for sale                                     (97)        (128)         (--)
        Premises and equipment                                   (88)         (91)         (62)
         Deferred loan fees and costs                            (12)          --           --
                                                               -----        -----        -----
         Total deferred tax liabilities                         (197)        (219)         (62)
     Net deferred income taxes                                 $ 391        $  --        $  --
                                                               -----        -----        -----

     A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate follows:


                                                                   Periods Ended December 31,
                                                                ------------------------------
                                                                2001         2000        1999
                                                                ----         ----        ----
     Statutory federal income tax rate                         34.0%        34.0%        34.0%
     State income taxes, net of federal
        income tax benefit                                       --           --           --
     Recognition of deferred taxes                               --           --           --
          Valuation allowance                                 (20.9%)      (34.0%)      (34.0%)
     Other                                                       .2%          --           --
                                                              -----        -----        -----
     Effective tax rates                                       13.3%         0.0%         0.0%
                                                              -----        -----        -----


   9 INCOME (LOSS) PER COMMON SHARE

     In the following table, basic earnings per share is derived by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding and does not include the effect of any potentially dilutive common stock equivalents. The diluted earnings per share calculation method is derived by dividing net income by the weighted-average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options. Historical amounts have been restated as a result of the seven-for-five stock split in the form of a dividend declared in 2001.

     The calculation of net income (loss) per common share for the years ended December 31 was as follows:



                                                       2001      2000       1999
                                                       ----      ----       ----
     Basic:
     Net income (loss) allocable to common
       stockholders                                  $ 1,754   $ 1,058   $  (851)
     Average common shares outstanding                 2,890     2,887     2,887
     Basic net income (loss) per share               $  0.61   $  0.36   $ (0.29)

     Diluted:
     Net income (loss) allocable to common
       stockholders                                  $ 1,754   $ 1,058   $  (851)
     Average common shares outstanding                 2,890     2,887     2,887
         Adjustment for stock options                    144        22        --
         Average common shares outstanding-diluted     3,034     2,909     2,887
     Diluted net income (loss) per share             $  0.58   $  0.36   $ (0.29)


  10 RELATED PARTY TRANSACTIONS

     Certain directors and executive officers have had loan transactions with the Company. Such loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with outsiders. The following table summarizes changes in amounts of loans outstanding, both direct and indirect, to those persons during 2001 and 2000.

                               2001        2000
                               ----        ----
     Balance at January 1     $ 2,001   $  1,649
     Additions                    531      1,415
     Repayments                  (276)    (1,063)
                              -------    -------

     Balance at December 31   $ 2,256    $ 2,001
                              =======    =======

11 STOCK OPTION PLAN

     The shareholders, at their May 14, 1998 meeting, approved the Eagle Bancorp, Inc. 1998 Stock Option Plan (the "Plan"). The plan provides for the granting of incentive and nonqualifying options to selected key employees and members of the Board on a periodic basis. Options for not more than 309,375 shares of common stock may be granted under the Plan and the term of such options shall not exceed ten years. Management will present to shareholders, at the annual meeting, a proposal to increase the authorized shares under the Plan by 145,900 to 579,025. There are 19,000 shares which have been granted contingent upon the approval of the proposal by the shareholders.

     Following is a summary of changes in shares under option for the years indicated:
     (In Thousands Of Shares)


                                                                              Year Ended December 31,
                                                 -----------------------------------------------------------------------------------
                                                            2001                        2000                        1999
                                                            ----                        ----                        ----
                                                                   Weighted                  Weighted                Weighted
                                                   Number           Average      Number        Average   Number      Average
                                                of Shares    Exercise Price   of Shares  Exercise Price  of Shares   Exercise Price
                                                ---------    --------------   ---------  --------------  ---------   --------------
Outstanding at beginning of year                      333    $    5.71            306         $   5.71         262        $   5.71
Granted                                                96        10.06             30             5.80          46            5.71
Exercised                                              (8)        5.71             --             0.00          --            0.00
Cancelled                                              --        (5.71)            (3)           (5.71)         (2)          (5.71)
                                                ---------    ---------      ---------         --------     -------        --------
Outstanding at end of year                            421         6.72            333             5.72         306            5.71
                                                =========                   =========                     ========
Weighted average fair value of options
   granted during the year                                       $4.35                        $   3.10                    $   2.53
                                                             =========                        ========                    ========

     Weighted average remaining contract life                8.79 years

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


                                                            2001             2000
                                                            ----             ----
                         Dividend yield                     0.00%            0.00%
                         Expected volatility               10.00%           10.00%
                         Risk free interest          4.84 - 5.68%     5.28 - 6.46%
                         Expected lives (in years)            10               10

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-based Compensation" (SFAS 123), but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its Plan. No compensation expense related to the Plan was recorded during the three years ended December 31, 2001. If the Company had elected to recognize compensation cost based on fair value at the grant dates for awards under the Plan consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been changed to the pro forma amounts as follows for the years ended December 31,




                                                                         2001            2000             1999
                                                                         ----            ----             ----
                        Net Income (loss):
                           As reported                              $   1,754       $   1,058          $  (851)
                           Pro forma                                    1,360             975           (1,076)
                        Basic net income (loss) per share:
                           As reported                              $    0.61       $    0.36             (.29)
                           Pro forma                                     0.47            0.34             (.37)
                        Diluted net income (loss) per share:
                           As reported                              $    0.58       $    0.36             (.29)
                           Pro forma                                     0.45            0.34             (.37)

     The pro forma amounts are not representative of the effects on reported net income for future years.

12 EMPLOYEE BENEFIT PLANS

     The Company has a 401(k) Plan covering all employees who have reached the age of 21 and have completed at least one month of service as defined by the Plan. The Company made contributions to the Plan of approximately $47 thousand, $46 thousand and $41 thousand in 2001, 2000 and 1999, respectively. These amounts are included in salaries and employee benefits in the accompanying Consolidated Statements of Operations.

13 COMMITMENTS AND CONTINGENCIES

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

     Outstanding loan commitments and lines and letters of credit at December 31, 2001 and 2000 are as follows:



                                                                         2001            2000
                                                                         ----            ----
     Loan commitments                                               $  32,295        $ 20,207
     Unused lines of credit                                            47,885          23,807
     Letters of credit                                                  1,757           2,313

     Because most of the Company's business activity is with customers located in the Washington, DC, metropolitan area, a geographic concentration of credit risk exists within the loan portfolio, and, as such, its performance will be influenced by the economy of the region.

     At December 31, 2001 the Company also had commitments to vendors for leasehold improvement and equipment expenses associated with the Bank's new Shady Grove office and completion of a new operations center. The amount of these commitments outstanding at December 31, 2001 were $553 thousand.

     In the normal course of business, the Company may become involved in litigation arising from banking, financial, and other activities. At December 31, 2001, the Company was not involved in any litigation.

  14 REGULATORY MATTERS

     The Company and Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weighing, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios (set forth in the table below) of total Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001 and 2000, that the Company and Bank met all capital adequacy requirements to which they are subject.

     The actual capital amounts and ratios for the Company and Bank as of December 31, 2001 and for the Bank as of December 31, 2000 are presented in the table below:

                                                                                                      To Be Well
     (In Thousands of Dollars)                                                              For Capital Capitalized Under
                                            Company                Bank                      Adequacy Prompt Corrective
     In thousands                           Actual                Actual                            Purposes Action
                                                                                                       Provisions*
                                     ------------------------------------------------------------------------------------------
     As of December 31, 2001                  Amount         Ratio        Amount         Ratio              Ratio          Ratio
                                              ------         -----        ------         -----              -----          -----
        Total capital (to risk-weighted
          assets)                         $   19,054          9.9%    $   19,631         10.2%               8.0%          10.0%
        Tier 1 capital (to risk-weighted
         assets)                          $   16,943          8.8%        17,520          9.1%               4.0%           6.0%
        Tier 1 capital (to average
         assets)                          $   16,943          7.3%        17,520          7.6%               3.0%           5.0%

     As of December 31, 2000
         Total capital (to risk-weighted
           assets)                        $   16,281         12.7%     $  15,217         11.9%               8.0%          10.0%
         Tier 1 capital (to risk
         weighted assets)                 $   15,145         11.8%        14,075         11.0%               4.0%           6.0%
         Tier 1 capital ( to average
          assets)                         $   15,145          9.6%        14,075          9.0%               3.0%           5.0%
     * Applies to Bank only

     Bank and holding company regulations, as well as Maryland law, impose certain restrictions on dividend payments by the Bank, as well as restricting extensions of credit and transfers of assets between the Bank and the Company. At December 31, 2001, the Bank was limited from paying dividends to its parent company by the positive amount of retained earnings it held and the requirement to meet certain capital ratios. In December 2001, the Bank paid dividends of $150 thousand to its parent.

  15 FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires the disclosure of estimated fair values for financial instruments. Quoted market prices, if available, are utilized as an estimate of the fair value of financial instruments. Because no quoted market prices exist for a portion of the Company's financial instruments, the fair value of such instruments has been derived based on management's assumptions with respect to future economic conditions, the amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimates. Accordingly, the net realizable value could be materially different from the estimates presented below. In addition, the estimates are only indicative of individual financial instruments' values and should not be considered an indication of the fair value of the Company taken as a whole.

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

     Noninterest bearing deposits: The fair value of these deposits is the amount payable on demand at the reporting date.

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

     The estimated fair values of the Company's financial instruments at December 31, 2001 and 2000 are as follows:



                                                                        2001                           2000
                                                                --------------------------------------------------------------
                                                                     Carrying            Fair         Carrying           Fair
     (In Thousands of Dollars)                                          Value           Value            Value          Value
                                                                        -----           -----            -----          -----
     ASSETS:
     Cash and due from banks                                        $   6,483       $   6,483        $   8,932       $   8,932
     Interest bearing deposits with other banks                           161             163              115             116
     Federal funds sold                                                    --              --            2,121           2,121
     Investment securities                                             39,439          39,439           32,398          32,398
     Loans, net                                                       185,818         185,867          116,576         116,516

     LIABILITIES:
     Noninterest bearing deposits                                      37,235          37,235           26,232          26,232
     Interest-bearing deposits                                        158,453         158,787          109,625         109,794
     Borrowings                                                        23,127          23,806           12,118          12,139

16 QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following table reports the unaudited results of operations for each quarter during 2001, 2000 and 1999:



                                                                               2001
                                                        ------------------------------------------------------
                                                         Fourth         Third          Second            First
                                                        quarter       quarter         quarter          quarter
                                                        -------       -------         -------          -------
     Total interest income                              $ 3,695       $ 3,644         $ 3,492          $ 3,290
     Total interest expense                               1,350         1,536           1,603            1,509
     Net interest income                                  2,345         2,108           1,889            1,781
     Provision for credit losses                            436           288             158               97
     Net interest income
        after provision for credit losses                 1,909         1,820           1,731            1,684
     Noninterest income                                     357           209             576              182
     Noninterest expense                                  1,786         1,694           1,581            1,384
     Net income before income
        taxes                                               480           335             726              482
     Income tax (benefit) expense                           163           115             (9)               --
     Net income                                             317           220             735              482

     Income per share
        Basic                                            $ 0.11        $ 0.08          $ 0.25           $ 0.17
        Diluted                                            0.10          0.07            0.24             0.17


                                                                            2000
                                                     ----------------------------------------------------
                                                     Fourth         Third         Second           First
                                                     quarter       quarter        quarter         quarter
                                                     -------       -------        -------         -------
     Total interest income                           $ 3,166       $ 2,748        $ 2,488         $  2,099
     Total interest expense                            1,442         1,219          1,031              857
     Net interest income                               1,724         1,529          1,457            1,242
     Provision for credit losses                         249           104            105              123
     Net interest income
        after provision for credit losses              1,475         1,425          1,352            1,119
     Noninterest income                                  102           122             52               75
     Noninterest expense                               1,314         1,159          1,124            1,067
     Net income before income taxes                      263           388            280              127
     Income tax benefit                                   --            --             --               --
     Net income                                          263           388            280              127

     Loss per share (basic
        and diluted are equal)                       $  0.12       $  0.19        $  0.14       $     0.06



                                                                            1999
                                                     ----------------------------------------------------
                                                     Fourth         Third         Second           First
                                                     quarter       quarter        quarter         quarter
                                                     -------       -------        -------         -------
     Total interest income                           $ 1,771       $ 1,350         $ 1,125        $   922
     Total interest expense                              695           498             433            394
     Net interest income                               1,076           852             692            528
     Provision for credit losses                          98           139             121             66
     Net interest income
        after provision for credit losses                978           713             571            462
     Noninterest income                                   77            56              46             35
     Noninterest expense                               1,074           940             916            859
     Loss before income taxes                            (19)         (171)           (299)          (362)
     Income Tax Benefit                                   --            --              --             --
     Net loss                                            (19)         (171)           (299)          (362)

     Loss per share (basic
        and diluted are equal)                       $ (0.01)      $ (0.08)        $ (0.14)       $ (0.18)

17 PARENT COMPANY FINANCIAL INFORMATION

     Condensed financial information for Eagle Bancorp, Inc. (Parent Company only) is as follows:

     CONDENSED BALANCE SHEETS

     December 31, 2001, and 2000




     ASSETS:                                     2001      2000
                                                 ----      ----
   Cash                                       $     15   $     34
   Investment securities available for sale      1,040      1,040
  Loans, net of allowance for credit losses
     2000- $0                                       --        535
Investment in subsidiary                        17,695     14,438
Other assets                                        70         23
                                              --------   --------

    TOTAL ASSETS                              $ 18,820   $ 16,070
                                              ========   ========

LIABILITIES:
   Accounts payable                           $     13   $      8
   Short-term borrowings                            --        540
   Long-term borrowings                          1,675         --
                                              --------   --------

       Total liabilities                         1,688        548
                                              --------   --------

STOCKHOLDERS' EQUITY:
    Common stock                                    29         21
    Surplus                                     16,515     16,479
    Retained Earnings                              399     (1,354)
    Accumulated other comprehensive income         189        376
                                              --------   --------
        Total stockholders' equity              17,132     15,522
                                              --------   --------

    TOTAL LIABILITIES AND STOCKHOLDERS'
           EQUITY                             $ 18,820   $ 16,070
                                              ========   ========

     CONDENSED STATEMENTS OF OPERATIONS

     For the Years Ended December 31, 2001, 2000, and 1999

                                                 2001      2000       1999
                                                 ----      ----       ----
     INCOME
        EagleBank dividends                     $   150    $   --    $    --
        Interest and dividends                       61        169       461
        Loss on sale of investment securities       (11)        --        --
                                                -------    -------   -------
             Total Income                           200        169       461

     EXPENSES:
         Salaries and employee benefits              27         20        20
         Interest expense                            32          7        12
         Legal and professional                      24         14        26
         Directors' fees                             12         24        28
         Other                                      101         88        88
                                                -------    -------   -------
              Total expenses                        196        153       174
                                                -------    -------   -------
     INCOME BEFORE INCOME TAX BENEFIT AND
     EQUITY IN UNDISTRIBUTED LOSS OF
     SUBSIDIARY                                       4         16       287

     INCOME TAX BENEFIT                              (5)        --        --
                                                -------    -------   -------
     INCOME BEFORE EQUITY IN UNDISTRIBUTED
     INCOME (LOSS) OF SUBSIDIARY                      9         16       287

     EQUITY IN UNDISTRIBUTED INCOME (LOSS)
      OF SUBSIDIARY                               1,754      1,041    (1,138)
                                                -------    -------   -------
     NET INCOME (LOSS)                          $ 1,754    $ 1,058   $  (851)
                                                =======    =======   =======

     CONDENSED STATEMENTS OF CASH FLOWS

     For the Years Ended December 31, 2001, 2000 and 1999

                                                            2001       2000        1999
                                                            ----       ----        ----
NET INCOME (LOSS)                                         $ 1,754    $ 1,058    $  (851)

ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET
   CASH PROVIDED BY OPERATING ACTIVITIES:

 Loss (gain) on sale of assets                                 11         (4)        (2)
   Equity in undistributed (income) loss of subsidiary     (1,745)    (1,042)     1,137
   Decrease (increase) in other assets                        (47)        26         35
   (Decrease) increase in accounts payable                      5          2         (3)
                                                          -------    -------    -------
      Net cash (used) provided by operating activities        (22)        40        316
                                                          -------    -------    -------
CASH FLOW FROM INVESTING ACTIVITIES

   Net decrease (increase) in loans                           535        (73)     4,228
   Purchase of available for sale investment securities       (69)        --     (5,969)
   Proceeds from sale of available for sale investment
   securities                                                  58      3,239      4,887
   Investment in subsidiary                                (1,700)    (3,750)    (3,500)
                                                          -------    -------    -------
      Net cash used in investing activities                (1,176)      (584)      (354)
                                                          -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Issuance of common stock                                    44         --         --
   Borrowings                                               1,135        265        275
                                                          -------    -------    -------
      Net cash provided by financing activities             1,179        265        275
                                                          -------    -------    -------
NET (DECREASE) INCREASE IN CASH                               (19)      (279)       237

CASH AT BEGINNING OF PERIOD                                    34        313         76
                                                          -------    -------    -------
CASH AT END OF PERIOD                                     $    15    $    34    $   313
                                                          =======    =======    =======

EagleBank
Healthcare Advisory Board


Mark T Birns, M.D.                          Birns, Gloger & Pollack, M.D., P.C.
Bruce J. Bortnick, M.D.                     Shady Grove Radiological Consultants
Sarah M. Cato                               Prizm Management Group, Inc.
Stephen J. Kominsky, D.P.M.                 Mid-Atlantic Podiatry Associates
Frederick P. Smith, M.D.                    Kenwood Healthcare Management
Larry E. Walker                             The Walker Group
Michael H. Weber, D.D.S.                    Endodontic Associates of Greater Washington
Jeffrey E. Weintraub, CPA                   Kamerow, Weintraub & Swain, LLP

Eagle Bancorp, Inc.
Founders Advisory Board

Leslie M. Alperstein                        President, Washington Analysis
Joshua M. Freeman                           CEO, Carl Freeman Associates
Mitchell D. Herman                          President, Dana Creative Concepts Corp.
Robert J. Reaves                            President, R.M. Thornton, Inc.
John P. Townsend, Jr.                       President, Bogman, Inc.
